EXHIBIT 99.1

Execution Version
SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

DATED AS OF MARCH 1, 2012

FIRSTSERVICE CORPORATION

AS CANADIAN BORROWER

AND

FIRSTSERVICE (USA), INC. AND

FIRSTSERVICE DELAWARE, LP

AS U.S. BORROWERS

AND

THE WHOLLY-OWNED SUBSIDIARIES

NAMED ON THE EXECUTION PAGES HEREOF

AS UNLIMITED GUARANTORS

AND

THE BANKS NAMED ON THE EXECUTION PAGES HEREOF

AS LENDERS

TD SECURITIES

AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER

AND

THE TORONTO-DOMINION BANK

AS COLLATERAL AGENT

AND

THE TORONTO-DOMINION BANK

AS CANADIAN ADMINISTRATION AGENT

AND

TORONTO DOMINION (TEXAS) LLC

AS U.S. ADMINISTRATION AGENT

AND

ROYAL BANK OF CANADA AND JP MORGAN CHASE BANK, N.A.

AS SYNDICATION AGENTS

AND

THE BANK OF NOVA SCOTIA, BANK OF MONTREAL AND HSBC BANK CANADA

AS DOCUMENTATION AGENTS

TABLE OF CONTENTS

Article I – DEFINITIONS		2
1.1	Definitions	2
1.2	References	23
1.3	Interpretation	23
1.4	Headings and Table of Contents	24
1.5	Accounting Terms	24
1.6	Recitals	25
1.7	Schedules	25
1.8	Permitted Encumbrances	25
1.9	Precedence	25
Article II – FACILITIES		25
2.1	The Credit Facilities	25
2.2	Notice and Revolving Nature of Borrowings	26
2.3	Conversion	29
2.4	Making Borrowings	30
2.5	Participation of Each Lender; Defaulting Lender	30
2.6	Bankers’ Acceptances	32
2.7	Acceptance Date Procedure	35
2.8	Purchase of Bankers’ Acceptances	35
2.9	Payment of Bankers’ Acceptances	35
2.10	Set-Off and Netting	36
2.11	Letters of Credit	36
2.12	HSBC Sponsor Facility	38
2.13	Use of Proceeds	38
2.14	Incremental Facility	38
2.15	Banking Services	40
Article III – REPAYMENT AND ACCOUNTS		40
3.1	Repayment	40
3.2	Accounts kept by the Canadian Agent	40
3.3	Accounts kept by the Canadian Swingline Lender	41
3.4	Accounts kept by the U.S. Swingline Lender	41
3.5	Accounts kept by the U.S. Agent	41
3.6	Accounts kept by each Canadian Lender	42
3.7	Accounts kept by U.S. Lenders	42
3.8	Accounts Re: HSBC Australia Facility	42
3.9	Promissory Notes	42
3.10	Excess Resulting from Exchange Rate Change	42
3.11	Currency	43
Article IV – INTEREST, ACCEPTANCE FEE, LETTER OF CREDIT FEE AND COMMITMENT FEES		43
4.1	Interest on Libor Loans	43
4.2	Interest on U.S. Base Rate Loans	44
4.3	Interest on Prime Rate Loans	45
4.4	Interest on U.S. Prime Rate Loans	45
4.5	Libor Interest Periods	46

4.6	Interest on Overdue Amounts	46
4.7	Acceptance Fee	46
4.8	Commitment Fees	47
4.9	Letter of Credit Fronting Fee	47
4.10	Effective Date for Changes in Applicable Margins	47
Article V – CONDITIONS PRECEDENT		48
5.1	Conditions Precedent	48
5.2	Conditions Precedent to Borrowings to Make Acquisitions	50
Article VI – PREPAYMENT, CANCELLATION, REALLOCATION, MANDATORY APPLICATION OF CASH PROCEEDS		51
6.1	Prepayment and Cancellation	51
6.2	Notice	52
6.3	Status of Lender	52
6.4	Fees	52
6.5	Mandatory Application of Cash Proceeds	52
6.6	Reallocation	53
Article VII – SPECIAL Libor AND INCREASED COST PROVISIONS		53
7.1	Substitute Rate of Borrowing	53
7.2	Increased Cost	54
7.3	Illegality	55
7.4	Indemnity	55
7.5	Other Increased Costs or Reductions in Return	55
7.6	Additional Cost in Respect of Tax	57
7.7	Claims under Section 7.6	58
7.8	Tax Receipts	58
7.9	Internal Revenue Service Forms	59
7.10	Change in Law; Lending Office	60
Article VIII – REPRESENTATIONS, WARRANTIES & COVENANTS		60
8.1	Representations and Warranties	60
8.2	Positive Covenants	63
8.3	Negative Covenants	68
8.4	Financial Covenants	73
Article IX – EVENTS OF DEFAULT		74
9.1	Events of Default	74
9.2	Bankruptcy Exception	77
9.3	Security	77
9.4	Remedies Not Exclusive	77
9.5	Set Off	78
Article X – PAYMENTS		78
10.1	Payments to Agents/Swingline Lenders	78
10.2	Payments by Lenders to Agents	79
10.3	Payments by Agents to Borrowers	79
10.4	Distribution to Lenders and Application of Payments	79
10.5	No Set Off or Counterclaim	80
10.6	Non Receipt By Agents	80
10.7	When Due Date Not Specified	80

10.8	Agents’ Authority to Debit	80
Article XI – EXPENSES		81
11.1	Payment of Expenses	81
11.2	Survival	82
11.3	Environmental Indemnity	82
Article XII – FEES		84
12.1	Agency Fee	84
12.2	Miscellaneous	84
Article XIII – THE AGENTS		84
13.1	Agents	84
13.2	Agents’ Responsibility	84
13.3	Agents’ Duties	86
13.4	Protection of Agents	86
13.5	Indemnification of Agents	87
13.6	Termination or Resignation of Agent	87
13.7	Rights of an Agent as Lender	88
13.8	Authorized Waivers, Variations and Omissions	88
13.9	Financial Information Concerning the Borrowers or Guarantors	89
13.10	Knowledge of Financial Situation of Borrowers	89
13.11	Legal Proceedings	89
13.12	Capacity as Agent	89
13.13	Deposits or Loans Respecting the Borrowers	90
Article XIV – ASSIGNMENTS AND TRANSFERS		90
14.1	Benefit of Agreement	90
14.2	Assignments and Transfers by a Borrower or an Unlimited Guarantor	90
14.3	Assignments and Transfers by a Lender	90
14.4	Transfer Certificate	92
14.5	Notice	92
14.6	Sub-Participations	92
14.7	Disclosure	93
14.8	Assignment to Federal Reserve Bank	93
Article XV – GOVERNING LAW, COURTS AND JUDGMENT CURRENCY		93
15.1	Governing Law	93
15.2	Courts	93
15.3	Judgment Currency	94
Article XVI – GUARANTORS’ OBLIGATIONS		95
16.1	Guarantee	95
Article XVII – MISCELLANEOUS		97
17.1	Equal Ranking of Lenders	97
17.2	Sharing of Information	97
17.3	Severability	97
17.4	Remedies and Waivers	97
17.5	Direct Obligation	97
17.6	Notices	98
17.7	Counterparts	99
17.8	Calculation/Limit on Rate of Interest	99

17.9	No Merger or Novation	99
17.10	USA Patriot Act Notice	99
17.11	Canadian Anti-Money Laundering Legislation.	100
17.12	Precedence	100

SCHEDULES

“A”	Intentionally Deleted
“B”	Net Proceeds of Bankers’ Acceptances
“C”	Excluded Subsidiaries/Immaterial Subsidiaries/Unrestricted Entities
“D”	Form of Discount Note
“E”	Form of Transfer Certificate
“F”	Form of Undertaking
“G”	Form of Conversion Notice
“H”	Form of Drawdown Notice
“I”	Details of Issue
“J”	Form of Compliance Certificate
“K”	Form of Intercompany Debt and Security
“L”	Commitments
“M”	Form of Unlimited Guarantor Adhesion Agreement
“N”	Form of Officer’s Certificate Re: Acquisition Facility
“O”	Permitted Encumbrances
“P”	Form of Promissory Note

SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

DATED AS OF MARCH 1, 2012

AMONG:

FIRSTSERVICE CORPORATION, a corporation duly organized and existing under the laws of Ontario,

AND:

FIRSTSERVICE (USA), INC., a corporation duly organized and existing under the laws of the State of Delaware and FIRSTSERVICE DELAWARE, LP, a limited partnership duly organized and existing under the laws of the State of Delaware,

AND:

THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES HEREOF

AND:

THE BANKS NAMED ON THE EXECUTION PAGES HEREOF, as lenders

AND:

THE TORONTO-DOMINION BANK, as collateral agent,

AND:

THE TORONTO-DOMINION BANK, as Canadian administration agent

AND:

TORONTO DOMINION (TEXAS) LLC, as U.S. administration agent

WHEREAS, the Canadian Borrower, the Unlimited Guarantors, Dresdner Bank Canada, The Toronto-Dominion Bank, First Chicago NBD Bank Canada and Dresdner Bank Canada as Agent entered into a Credit Agreement dated as of December 16, 1996 (the “Original Credit Agreement”);

AND WHEREAS, the Original Credit Agreement was amended as of August 7, 1997, September 30, 1997, January 8, 1998, January 12, 1998 and May 13, 1998;

AND WHEREAS, the Original Credit Agreement so amended was amended and restated by way of an amended and restated credit agreement dated as of June 1, 1998 (the “First Amended and Restated Credit Agreement”);

AND WHEREAS, the First Amended and Restated Credit Agreement was amended and restated by way of a second amended and restated credit agreement dated as of April 1, 1999 (the “Second Amended and Restated Credit Agreement”);

AND WHEREAS, the Second Amended and Restated Credit Agreement was amended and restated by way of a third amended and restated credit agreement dated as of June 21, 2001 (the “Third Amended and Restated Credit Agreement”);

AND WHEREAS, the Third Amended and Restated Credit Agreement was amended as of May 2, 2003, September 29, 2003, January 2, 2004, May 11, 2004 and October 14, 2004;

AND WHEREAS, the Third Amended and Restated Credit Agreement was amended and restated by the fourth amended and restated credit agreement dated as of April 1, 2005 (the "Fourth Amended and Restated Credit Agreement");

AND WHEREAS, the Fourth Amended and Restated Credit Agreement was amended on February 7, 2006, March 16, 2006, June 30, 2006, June 22, 2007 and July 30, 2007;

AND WHEREAS, the Fourth Amended and Restated Credit Agreement was amended and restated by the fifth amended and restated credit agreement dated as of September 6, 2007 (the "Fifth Amended and Restated Credit Agreement");

AND WHEREAS, the Fifth Amended and Restated Credit Agreement was amended on January 25, 2008, March 31, 2009 and July 6, 2011;

AND WHEREAS, the parties hereto desire to amend and restate the terms of the Fifth Amended and Restated Credit Agreement;

AND WHEREAS the Lenders are willing to grant the Facilities upon and subject to the following terms and conditions;

NOW THEREFORE in consideration of the respective covenants of the parties contained herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the parties amend and restate with effect as and from the Effective Date the terms of the Fifth Amended and Restated Credit Agreement and the parties agree as follows:

ARTICLE I – DEFINITIONS

1.1	Definitions

In this Agreement, unless the context otherwise requires, the terms defined in the introduction of the parties and the recitals shall have, as herein used, the same meanings and:

 “2003 Note Purchase Agreement” means the Note and Guarantee Agreement dated as of September 29, 2003 among FSLP, the Canadian Borrower and the purchasers listed therein with respect to the US$50,000,000 6.4% Guaranteed Secured Notes due 2015, as amended from time to time.

“2005 Note Purchase Agreement” means the Note and Guarantee Agreement dated as of April 1, 2005 among the Canadian Borrower, FSLP and the purchasers listed therein with respect to US$100,000,000 5.44% Guaranteed Secured Notes due 2015, as amended from time to time.

“Acceptance Date” means any Business Day on which a Bankers’ Acceptance is or is requested to be issued hereunder.

“Acceptance Fee” means in respect of any Bankers’ Acceptance outstanding at any time on or after the Effective Date the Acceptance Fees described in the definition of Applicable Margin.

“Accommodation” has the meaning attributed thereto in Section 7.5 (a).

“Accounts” means the accounts kept by the Canadian Agent, the Canadian Swingline Lender, the U.S. Agent, the U.S. Swingline Lender, as the case may be, pursuant to Section 3.2, 3.3, 3.4, and 3.5 to record the Borrowers’ liabilities to the Agents and each Lender under this Agreement.

“Acquisition Entity” means an Eligible Business acquired by the Canadian Borrower or a Subsidiary thereof (other than Unrestricted Entities) as permitted under this Agreement.

“Additional Compensation” has the meaning attributed thereto in Section 7.2.

“Additional Other Compensation” has the meaning attributed thereto in Section 7.5.

“Advance” means an advance of money under the Facilities.

“Affiliate” means, in respect of any Person (the “first Person”), any Person which, directly or indirectly, controls or is controlled by or is under common control with the first Person; and for the purpose of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the power to direct, or cause to be directed, the management and policies of a Person whether through the ownership of voting shares or by contract or otherwise.

“Agents” means collectively the Canadian Agent, the Collateral Agent and the U.S. Agent and “Agent” means any one of the Canadian Agent, the Collateral Agent or the U.S. Agent.

“Agreement” means this Sixth Amended and Restated Credit Agreement dated as of March 1, 2012 and any future amendments or supplements to it.

“Amount” has the meaning attributed thereto in Section 9.1(n)(ii)(B).

“Applicable Margin” means the following fees, rates and margins per annum:

	1. Total Debt / Consolidated EBITDA	2. Total Debt / Consolidated EBITDA	3. Total Debt / Consolidated EBITDA	4. Total Debt / Consolidated EBITDA	5. Total Debt / Consolidated EBITDA
	Ratio of <1.5:1	Ratio of >=1.5:1 but <2:1	Ratio of >=2:1 but <2.5:1	Ratio of >=2.5:1 but <3:1	Ratio of >=3:1
Acceptance Fee	1.25%	1.50%	1.75%	2.25%	3.00%
U.S. Base Rate Margin	0.25%	0.50%	0.75%	1.25%	2.00%
Letter of Credit Fee	1.25%	1.50%	1.75%	2.25%	3.00%
Libor Margin	1.25%	1.50%	1.75%	2.25%	3.00%
Prime Rate Margin	0.25%	0.50%	0.75%	1.25%	2.00%
Commitment Fees	0.25%	0.30%	0.35%	0.45%	0.60%

Changes in the Applicable Margins become effective in accordance with Section 4.10.

“Australian Dollars” means the lawful money of Australia and "A$" has a corresponding meaning.

“Authorized Signatory” in relation to a Borrower and any communication to be made or document to be executed or certified by it, means at any time a  Person who is at such time duly appointed as such by such Borrower in a manner acceptable to the Canadian Agent or the U.S. Agent, as the case may be, acting reasonably.

“Available Proceeds” has the meaning ascribed to it in Section 2.7 (b) (iv).

“B/A Maturity Date”, in respect of a Bankers’ Acceptance, means the date on which such Bankers’ Acceptance matures or a BA Equivalent Loan expires, as applicable.

“BA Discount Rate” means, in relation to any Bankers’ Acceptance, the average rate (calculated on the basis of 365 days and rounded upwards to the nearest one hundredth of one percent (0.01%), if such average is not a multiple) for Canadian Dollar bankers’ acceptances having a comparable term that appears on the Reuters Screen CDOR Page (or such other page as is a replacement page for such bankers’ acceptances) at 10:00 a.m. (Toronto, Ontario time) for bankers’ acceptances to be accepted by Schedule I Canadian Banks (the “CDOR Rate”) and in the case of Bankers Acceptances to be accepted by Canadian Lenders which are Schedule II or Schedule III Canadian Banks the lesser of (a) the bid rate quoted by such Lender for its own bankers' acceptances of a like term with effect as at or about 10 a.m. on the applicable Drawdown Date or Conversion Date; and (b) the CDOR Rate plus 10 basis points.  If the CDOR Rate is not available at such time, the rate otherwise determined by the Canadian Agent at or about 10:00 a.m. on the date of acceptance of such Bankers’ Acceptance as the discount rate

(rounded upwards to the nearest one-one hundredth of one percent (0.01%) based on a year of 365 days applicable to bankers’ acceptances with terms equivalent to the term of such Bankers’ Acceptances;

“BA Equivalent Loan” has the meaning ascribed to it in Section 2.6(h).

“Bankers’ Acceptance” means (i) a bill of exchange or a depository note, duly completed and accepted by a Canadian Lender under the Canadian Revolving Facility pursuant to this Agreement (“B/As”), or (ii) a BA Equivalent Loan made in lieu of such acceptance and purchase.

“Banking Services” means each and any of the following bank services provided to any Borrower or any Subsidiary of the Canadian Borrower by any Lender: treasury management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services); for greater certainty, Banking Services does not include loans, lines of credit, letters of credit or any hedging/swap products.

“Borrowers” means the Canadian Borrower and the U.S. Borrowers and “Borrower” means either the Canadian Borrower or either of the U.S. Borrowers.

“Borrowers’ Canadian Counsel” means Fogler, Rubinoff LLP or any other firm of solicitors selected by the Borrowers and acceptable to the Canadian Agent, acting reasonably.

“Borrowers’ U.S. Counsel” means Shearman & Sterling or Ferrante & Associates or any one or more firms of attorneys selected by the Borrowers and acceptable to the U.S. Agent, acting reasonably.

“Borrowing” means a utilization of a Facility by way of Loans, by the issue of Bankers’ Acceptances or by the issue of Letters of Credit.

“Business Day” means

(a)
in respect of Borrowings available to a Borrower by way of Libor Loans and payments in connection therewith, a day (other than Saturday or Sunday) which is a day for trading by and between banks in U.S. Dollar deposits in the London interbank market which is also a day on which banks are generally open for business in New York City and Toronto;

(b)
in respect of Borrowings available to a Borrower by way of U.S. Base Rate Loans or Letters of Credit denominated in U.S.$, a day (other than Saturday or Sunday) on which banks are generally open for business in New York City and Toronto;

(c)	and for all other purposes of this Agreement, a day (other than Saturday or Sunday) on which banks are generally open for business in Toronto.

“Call Price Formulae” means the applicable call price formula for each Subsidiary and Acquisition Entity of the Borrowers (other than Unrestricted Entities) as set forth in the Shareholders’ Agreements entered into for each such entity.

“Canadian Agent” means The Toronto-Dominion Bank and its successors and assigns duly appointed in accordance with Section 13.6.

“Canadian Assignee” has the meaning ascribed to it in Section 14.3(a).

“Canadian Borrower” means FirstService Corporation.

“Canadian Dollars” means the lawful money of Canada and “Cdn $” has a corresponding meaning.

“Canadian Facilities” means the Canadian Revolving Facility and the Canadian Swingline Facility.

“Canadian Lenders” means the Lenders identified as Canadian Lenders on the execution pages hereof having a Commitment to lend or when such Commitment shall have terminated, having Borrowings outstanding to the Canadian Borrower under the Canadian Facilities.

“Canadian Revolving Facility” means the Commitments of the Canadian Lenders to make Advances to the Canadian Borrower in accordance with Section 2.2(a) and such Advances so made.

“Canadian Revolving Facility Commitment” means the Commitments of the Canadian Lenders to make Advances to the Canadian Borrower up to the Cdn.$ Equivalent Amount of U.S.$175,000,000 as same may be increased as the result of the Incremental Facility; provided that the aggregate outstanding Borrowings under the Canadian Facilities shall not exceed the Total Canadian Commitments at any time.

“Canadian Swingline Facility” means the Commitment of the Canadian Swingline Lender to make Advances to the Canadian Borrower in accordance with Section 2.2(b) and such Advances so made.

“Canadian Swingline Commitment” means the Commitment of the Canadian Swingline Lender to make Advances to the Canadian Borrower of up to the Cdn$ Equivalent Amount of US$10,000,000 which Commitment constitutes a subcommitment of the Total Canadian Commitments of The Toronto-Dominion Bank; provided that the aggregate outstanding Borrowings under the Canadian Facilities shall not exceed the Total Canadian Commitments at any time.

“Canadian Swingline Lender” means The Toronto-Dominion Bank and its successors and assigns.

“Capital Expenditures” means capital expenditures of the Canadian Borrower and its Subsidiaries (other than in respect of acquisitions of Acquisition Entities), determined in accordance with GAAP on a consolidated basis.

“Cash Amount” means, for the purposes of all Call Price Formulae, that portion of the consideration payable in cash in respect of any purchase of shares by the Canadian Borrower or a Subsidiary in the capital stock of any Subsidiary pursuant to the exercise of any call option right in favour of the Canadian Borrower or Subsidiary, as the case may be, under the terms of any Shareholders Agreement in respect of such Subsidiary.

“CMN” means Colliers McCaulay Nicolls Inc.

“CMN Domestic Debt” means up to a maximum of US$5,000,000 (whether by way of direct or contingent obligations) of obligations incurred directly by or on behalf of CMN Non-Controlled Entities which are domiciled, carry on business and are incorporated under the laws of Canada, the United States of America, Australia, New Zealand or Asia.

“CMN Foreign Debt” means up to a maximum of US$5,000,000 (whether by direct or contingent obligations) of obligations incurred directly or on behalf of CMN Non-Controlled Entities which are not domiciled, do not carry on business and are not incorporated under the laws of Canada, the United States of America, Australia, New Zealand or Asia.

“CMN Holdco” means FirstService Commercial Real Estate Services Inc.

“CMN Non-Controlled Entities” means Persons in which CMN has an interest of 50% or less.

“Code” means the Internal Revenue Code (U.S.) of 1986, as amended or any successor statute.

“Collateral Agent” means The Toronto-Dominion Bank and its successors and assigns acting in the capacity of collateral agent for the Lenders hereunder with respect to the Security.

“Commitment” means, except as otherwise provided herein, the amount set opposite each Lender’s name on Schedule “L” hereof as its Commitment to each of the Facilities.

“Consolidated Depreciation and Amortization Expense” means, for any period, depreciation, amortization and depletion charged to the income statement of the Canadian Borrower and its Subsidiaries for such period, excluding Unrestricted Entities but otherwise determined in accordance with GAAP on a consolidated basis.

“Consolidated Earnings” means, for any period, Consolidated Net Income (other than for Unrestricted Entities), but excluding in each case for such period: (i) any gain or loss recorded in income arising from the sale of capital assets, as determined in accordance with GAAP; (ii) any gain or loss recorded in income arising from any write-up or write-down of assets, as determined in accordance with GAAP; (iii) any gain or loss recorded in income arising from the acquisition of any securities of the Canadian Borrower or any of its Subsidiaries, as determined in accordance with GAAP; (iv) any non-cash gain or loss recorded in income from discontinued operations from and after the date of sale or discontinuance of such operations, as determined in accordance with GAAP; (v) any other non-cash gain or loss arising from items that do or do not have all the characteristics of extraordinary items but which result from transactions or events that are not expected to occur frequently over several years or do not typify normal business activities of the Canadian Borrower and its Subsidiaries, as determined in accordance with GAAP, to the extent that any such gain or loss has been recorded in income and has been disclosed separately in the income statement for the Canadian Borrower and its Subsidiaries or the notes thereto (other than for Unrestricted Entities); or (vi) non-cash stock based compensation charges (other than for Unrestricted Entities).

“Consolidated EBITDA” means for any period, Consolidated Earnings, increased by the sum of: (i) Consolidated Interest Charges; (ii) Consolidated Income Tax Expense; (iii) Consolidated Depreciation and Amortization Expense and (iii) the non-controlling share of Earnings as stated on the consolidated financial statements of the Canadian Borrower (other than for Unrestricted Entities), in each case for such period.

“Consolidated Income Tax Expense” means, for any period, the aggregate of all Taxes (including deferred Taxes) based on the income of the Canadian Borrower and its Subsidiaries for such period, excluding Unrestricted Entities but otherwise determined in accordance with GAAP on a consolidated basis.

“Consolidated Interest Charges” means, for any period, the total of all items properly classified as interest expenses for the Canadian Borrower and its Subsidiaries for such period less the amount of any interest income for such period, excluding Unrestricted Entities but otherwise determined in accordance with GAAP on a consolidated basis.

“Consolidated Net Income” means, for any period, the Net Income (loss) after taxes of the Canadian Borrower and its Subsidiaries for such period, excluding Unrestricted Entities but otherwise determined in accordance with GAAP on a consolidated basis.

“Consolidated Total Assets” means, for any period, the Total Assets of the Canadian Borrower and its Subsidiaries for such period, excluding Unrestricted Entities but otherwise determined in accordance with GAAP.

“Conversion” means the conversion of a Borrowing or any portion thereof in accordance with Section 2.3.

“Conversion Date” means the date a Borrower has notified the Canadian Agent or the U.S. Agent, as the case may be, to be the date on which it has elected to convert a Borrowing or a portion thereof pursuant to Section 2.3.

“Default” means an event with which notice or lapse of time or both will become an Event of Default.

“Defaulting Lender” any Lender that, as reasonably determined by the Canadian Agent, (a) has failed to perform any funding obligations hereunder, and such failure is not cured within three Business Days, unless such Lender notifies the Canadian Agent and the Canadian Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (which conditions precedent, together with the applicable Default, if any, shall be specifically identified in such writing) have not been satisfied; (b) has notified the Canadian Agent or any Borrower, in writing, that such Lender does not intend to comply with its funding obligations hereunder or has made a public statement to the effect that it does not intend to comply with its funding obligations hereunder or generally under other credit facilities (unless such notice or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding cannot be satisfied); (c) has failed, within three Business Days following written request by the Canadian Agent, to confirm in a manner reasonably satisfactory to the Canadian Agent that such Lender will comply with its funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt by the Agent of such confirmation); or (d) has, or has a direct or indirect parent company that has, become the subject of an insolvency proceeding or taken any action in furtherance thereof; provided, however, that a Lender shall not be a Defaulting Lender solely by virtue of a governmental authority’s ownership of an equity interest in such Lender or parent company.

“Depreciation and Amortization Expense” means, for any period, depreciation, amortization and depletion charged to the income statement of a Person for such Person, determined in accordance with GAAP.

“Direct Guarantor” means each Subsidiary of the Canadian Borrower (other than the Excluded Subsidiaries and Unrestricted Entities), of which the Canadian Borrower shall at any time directly or indirectly own and control 100% of the issued and outstanding shares, equity or other ownership interests.

“Direct Security” means the following security to be delivered by each Wholly-Owned Subsidiary of the Canadian Borrower (other than the Excluded Subsidiaries and Unrestricted Entities), in each case in form and substance satisfactory to the Agent:

(i)
a guarantee of the obligations of the Borrowers hereunder which may be satisfied by such Subsidiary becoming (i) a party to this Agreement as an Unlimited Guarantor by way of an adhesion agreement substantially in the form attached hereto as Schedule "M", or (ii) a party to the omnibus guarantee agreement (in form and substance satisfactory to the Collateral Agent) as a Direct Guarantor by way of an adhesion agreement substantially in the form attached thereto;

(ii)	a pledge of all shares which such Subsidiary may own from time to time; and

(iii)	an assignment agreement (Re: call option right), where applicable.

“Discount Note” means a non-interest bearing promissory note denominated in Canadian Dollars, substantially in the form of Schedule “D”, issued by a Canadian Borrower to a Non BA Lender to evidence a BA Equivalent Loan.

“Disposition” has the meaning attributed to it in Section 8.3(a).

“Drawdown” means a drawdown of a Borrowing by a Borrower.

“Drawdown Date” means any Business Day when a Borrower makes a Drawdown or a Conversion Date with respect to any Borrowing or portion thereof.

“Earnings” means, for any Person for any period, Net Income for such Person, but excluding in each case for such Person for such period: (i) any gain or loss recorded in income arising from the sale of capital assets, as determined in accordance with GAAP; (ii) any gain or loss recorded in income arising from any write-up or write-down of assets, as determined in accordance with GAAP; (iii) any gain or loss recorded in income arising for the acquisition of any securities of such Person, as determined in accordance with GAAP; or (iv) any non-cash gain or loss recorded in income from discontinued operations from and after the date of sale or discontinuance of such operations, as determined in accordance with GAAP; or (v) any other non-cash gain or loss arising from items that do or do not have all the characteristics of extraordinary items but which results from transactions or events that are not expected to occur frequently over several years or do not typify normal business activities of such Person, as determined in accordance with GAAP, to the extent that any such gain or loss has been recorded in income and has been disclosed separately in the income statement for such Person or the notes thereto.

“EBITDA” means, for any Person for any period, Earnings of such Person, increased by the sum of: (i) Interest Charges; (ii) Income Tax Expense; and (iii) Depreciation and Amortization Expenses and, (iv) the non-controlling share of Earnings as stated on any consolidated financial statements of any such Person, in each case for such Person for such period.

“Effective Date” means March 1, 2012.

“Eligible Business” means any business to be acquired by the Canadian Borrower or a Subsidiary of the Borrowers which is consistent with the nature of the overall business focus of the Canadian Borrower and its Subsidiaries as a diversified services business group which services may include the sale, installation, or fabrication of products that are ancillary to the services being provided.

“Environmental Laws” means all laws, statutes, codes, ordinances, orders, decrees, rules, regulations, guidelines, standards, judgements, or instruments, in each case having the force of law, of any authority having jurisdiction relating in whole or in part to the environment or its protection.

“Equivalent Amount” means on any date, as the case may be, (i) the amount of Cdn. Dollars into which an amount of U.S. Dollars may be converted, (ii) the amount of U.S. Dollars into which an amount of Cdn. Dollars may be converted, (iii) the amount of U.S. Dollars into which an amount of A$ may be converted or (iv) the amount of A$ into which an amount of US$ may be converted, at the Canadian Agent’s spot buying rate in Toronto as at approximately 12:00 noon, on such date.

“ERISA” has the meaning ascribed to it in Section 8.1(n).

“Event” has the meaning ascribed to it in Section 7.5(b).

“Event of Default” has the meaning ascribed to it in Section 9.1.

“Excess Proceeds” has the meaning ascribed to it in Section 6.5.

“Excluded Subsidiaries” means the inactive Wholly-Owned Subsidiaries described as Excluded Subsidiaries on Schedule “C” hereto, from time to time, at the sole discretion of the Collateral Agent, and who remain subject to Section 8.2(n).

“Existing Letters of Credit” means the following:

L/C No.	Amount	Maturity Date
G193618	U.S.$450,000.00	31-Oct-12
G193816	U.S.$1,650,591.00	25-Oct-12
G193817	Cdn.$10,000.00	01-Feb-13
G194625	U.S.$200,000.00	31-Oct-12
G196336	Cdn.$200,000.00	31-Mar-12
G196414	Cdn.$1,500,000.00	12-Dec-12
G196516	U.S.$2,000,000.00	31-Oct-12
G196609	U.S.$366,000.00	01-Feb-13
G196711	U.S.$414,000.00	12-Jun-12
G197149	U.S.$1,700,000.00	10-Nov-12
G197153	U.S.$2,142,250.00	25-Oct-12
G197494	U.S.$115,000.00	15-Apr-12
G197497	U.S.$125,000.00	15-Apr-13
G198216	U.S.$150,000.00	31-Oct-12

“Facilities” means, collectively, the Revolving Facilities and the Swingline Facilities.

“FATCA” means, Sections 1471 through 1474 of the Code, as of the date of this Agreement and any regulations or official interpretations thereof.

“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to (a) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or (b) if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the applicable U.S. Base Rate Reference Bank from three federal funds brokers of recognized standing selected by it.

“Fifth Amended and Restated Credit Agreement” has the meaning ascribed to it in the recitals.

“Final Maturity Date” means March 1, 2017.

“Financial Contract Obligations” means all obligations, present and future, direct or indirect, contingent or absolute, of a Borrower and/or its Subsidiaries in respect of, in each case determined on a “marked to market” basis on the date of determining the amount of such obligations,:

(a)	a currency or interest rate swap agreement;

(b)	a swap, future, forward or other foreign exchange agreement;

(c)	a forward rate agreement;

(d)	any derivative, combination or option in respect of, or agreement similar to, an agreement or contract referred to in paragraphs (a) to (c);

(e)	any master agreement in respect of any agreement or contract referred to in paragraphs (a) to (c); or

(f)	a guarantee of the liabilities under an agreement or contract referred to in paragraphs (a) to (c).

“First Amended and Restated Credit Agreement” has the meaning attributed thereto in the recitals.

“Fiscal Year” means a fiscal year of the Canadian Borrower; currently the Fiscal Year ends on December 31.

“Fourth Amended and Restated Credit Agreement” has the meaning ascribed to it in the recitals.

“FS (USA)” means FirstService (USA), Inc.

“FSLLC” means FirstService Delaware, LLC.

“FSLP” means FirstService Delaware, LP.

“GAAP” means generally accepted accounting principles applied in the United States.

“Guarantor” means any Person (other than the Excluded Subsidiaries, the Immaterial Subsidiaries and Unrestricted Entities), including an Unlimited Guarantor and a Direct Guarantor, which shall have provided a guarantee of a Borrower’s obligations hereunder in favour of the Collateral Agent and/or the Lenders.

“Guaranteed Obligations” means the Canadian Borrower’s Guaranteed Obligations, (as such term is defined in Section 16.1(a)) and/or the Unlimited Guarantor’s Guaranteed Obligations (as such term is defined in Section 16.1(b)).

“Hazardous Material” means any substance, waste, solid, liquid, or gaseous matter, petroleum or petroleum derived substance, micro-organism, sound, vibration, ray, heat, odour, radiation, energy vector, plasma, organic or inorganic matter, whether animate or inanimate, transient reaction intermediate or any combination of the foregoing deemed hazardous, hazardous waste, solid waste, or pollutant, a deleterious substance, or a contaminant under any Environmental Law.

“HSBC Australia” means HSBC Bank Australia Limited.

“HSBC Australia Facility” means a facility of up to US$7,500,000 extended to CMN International Inc. by HSBC Australia in accordance with an agreement made on May 6, 2004, as varied from time to time.

“HSBC Australia Security” means all security held to secure the HSBC Australia Facility.

“HSBC Canada” means HSBC Bank Canada

“HSBC Sponsor Facility” means the Commitment of HSBC Canada to sponsor HSBC Australia in accordance with Section 2.12.

“HSBC Sponsor Commitment” means the Commitment of HSBC Canada to sponsor up to US$7,500,000 to HSBC Australia which Commitment constitutes a subcommitment of the Total Canadian Commitments of HSBC Canada.

“Immaterial Subsidiary” means any Subsidiary, for which delivery of Security Support Documents is not required, which is so designated following a request by the Canadian Borrower and agreement thereto by the Agent.  All current Immaterial Subsidiaries are listed on Schedule “C” hereto.

“Income Tax Expense” means, for any period, the aggregate of all Taxes (including deferred Taxes) based on the income of a Person for such period, determined in accordance with GAAP.

“Incremental Commitment” has the meaning ascribed to it in Section 2.14.

“Incremental Facility” has the meaning ascribed to it in Section 2.14.

“Incremental Lender” has the meaning ascribed to it in Section 2.14.

“Indemnified Party” has the meaning ascribed to it in Section 11.1(d).

“Initial Advance” means, in respect of a Facility, the Borrowing, or where more than one Borrowing may be made thereunder, the first Borrowing, contemplated to be made thereunder pursuant to this Agreement.

“Intercompany Debt and Security” means, in the case of security taken from a North American Subsidiary (and in all other international cases such security as shall be commercially reasonable), the following security and the security listed on Schedule “K” to be taken for all indebtedness owing from a Subsidiary of the Borrowers to a Borrower or to another Subsidiary, such security to be substantially in the forms attached to Schedule “K” hereto:

(i)	a demand note evidencing such indebtedness;

(ii)	a general security agreement; and

(iii)
where such Subsidiary is not wholly owned by the Canadian Borrower, except in the case of CMN Holdco, a guarantee by the minority shareholders of such Subsidiary with recourse limited to the shares of such Subsidiary owned by such minority shareholders together with a pledge of each such minority shareholder’s shares of such Subsidiary; provided that, for greater certainty, in no event will such minority shareholders be required to guarantee or provide security for debt used by the Canadian Borrower or any of its Subsidiaries to pay for the acquisition of the majority shareholding in such Subsidiary.

“Intercreditor Agreement” means the second amended and restated intercreditor agreement among the Lenders, the Collateral Agent, the lenders under the Private Placements and the collateral agent to the lenders under the Private Placements dated as of April 1, 2005.

“Interest Charges” means for any period, the total of all items properly classified as interest expense for a Person for such period, less the amount of any interest income, both determined in accordance with GAAP.

“Interest Coverage Ratio” means, in respect of any period, the quotient obtained by dividing (a) Consolidated EBITDA for such period by (b) the sum of Consolidated Interest Charges for such period.

“Interest Payment Date” means (a) in respect of a Prime Loan, a U.S. Prime Rate Loan or an U.S. Base Rate Loan and Article XII, the 5th Business Day of each Quarter and (b) in respect of a Libor Loan, the last day of the applicable Libor Interest Period and, where any Libor Interest Period or the last Business Day of such Libor Interest Period is longer than 3 months, the last Business Day of each successive 3 month period during such Libor Interest Period.

“Issuing Bank” means, in the case of Letters of Credit issued under the Canadian Revolving Facility, a Canadian Lender which issues Letters of Credit hereunder and, in the case of Letters of Credit issued under the U.S. Revolving Facility, a U.S. Lender which issues Letters of Credit hereunder.  As of the Effective Date, the Issuing Bank for Letters of Credit issued under the Canadian Revolving Facility is The Toronto-Dominion Bank and the Issuing Bank for Letters of Credit issued under the U.S. Revolving Facility is JPMorgan Chase Bank, N.A. or The Toronto-Dominion Bank, New York Branch for Standby Letters of Credit and The Toronto-Dominion Bank for Trade Letters of Credit.

“Lenders” means the Canadian Lenders and the U.S. Lenders and their respective successors and assigns. “Lender” means any Canadian Lender or U.S. Lender, as the case may be.

“Lenders’ Counsel” means Norton Rose Canada LLP or any other firm of solicitors selected by the Majority Lenders.

“Lender’s Incremental Commitment” has the meaning ascribed to it in Section 2.14.

“Letter of Credit” means a Standby Letter of Credit or a Trade Letter of Credit issued by an Issuing Bank at the request of a Borrower in an amount not to exceed the unused portion of the applicable Revolving Facility.

“Letter of Credit Fee” means a quarterly fee payable in arrears on the 5th Business Day based on the Applicable Margin for Letter of Credit Fees and equivalent to annual returns on each Lender’s Participation in the average daily balance of the face amount of Letters of Credit outstanding on or after the Effective Date and as set forth in the definition of Applicable Margin.

“LIBOR” means, with respect to any Libor Interest Period, the interest rate per annum appearing on Telerate Page 3750, or if such Telerate Page shall not be available, any successor or similar services as may be selected by the Canadian Agent) for a period equal to the number of days in the applicable Libor Interest Period for deposits in U.S. Dollars of amounts comparable to the principal amount of such Libor Loan to be outstanding during such Libor Interest Period, at or about 11:00 a.m. (London, England time) on the date which is two (2) Business Days prior to the first day of the proposed Libor Interest Period.  If neither the Telerate Page nor any successor or similar service is available, “LIBOR” shall mean, with respect to any Libor Interest Period, the rate determined by the Canadian Agent or the U.S. Agent as applicable, based on a 360-day year, rounded upwards, if necessary, to the nearest whole multiple of one-sixteenth of one percent (0.0625%), at which the Canadian Agent, in accordance with its normal practice, would be prepared to offer to leading banks in the London inter-bank market for delivery by the Canadian Agent on the first day of the applicable Libor Interest Period for a period equal to the number of days in such Libor Interest Period, deposits in U.S. Dollars of amounts comparable to the principal amount of such Libor Loans to be outstanding during such Libor Interest Period, at or about 11:00 a.m. (London, England time) on the date which is two (2) Business Days prior to the first day of the proposed Libor Interest Period for such Libor Loan.

“Libor Determination Date” means any date on which the Canadian Agent or the U.S. Agent, as the case may be, determines LIBOR for a Libor Interest Period.

“Libor Interest Period” means with respect to any Borrowing by way of a Libor Loan, the period of 1, 2, 3 or 6 months (as selected by the Canadian Borrower and notified to the Canadian Agent or selected by a U.S. Borrower and notified to the U.S. Agent, as the case may be, pursuant to Section 4.5 and subject to availability) commencing with the applicable Drawdown Date.

“Libor Loan” means a Loan made available by the U.S. Lenders to a U.S. Borrower or by the Canadian Lenders to the Canadian Borrower, as the case may be, outstanding from time to time and denominated in U.S. Dollars and on which interest is to be paid in accordance with Section 4.1.

“Libor Margin” means in respect of a Libor Loan or portion thereof outstanding on or after the Effective Date, the Libor Margin as set forth in the definition of Applicable Margin.

“Lien” means with respect to the property or assets of any Person, a mortgage, pledge,  hypothecation, encumbrance, lien (statutory or other), charge or other security interest of any kind in or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement, and any financing lease under which such Person is lessee having substantially the same economic effect as any of the foregoing).

“Loans” means collectively, that portion of any Borrowing outstanding from time to time by way of Libor Loans, Bankers’ Acceptances, Prime Rate Loans, U.S. Base Rate Loans, U.S. Prime Rate Loans or, as the context may require, all Loans outstanding at any time.  “Loan” means, at any time, any Libor Loan, Prime Loan, U.S. Base Rate Loan or U.S. Prime Rate Loan, as the case may be.

“Majority Lenders” means Lenders having at least 51% of the Total Commitments or, if the Commitments have terminated, of total Borrowings outstanding at such time; provided, however, that for so long as any Lender shall be a Defaulting Lender, the term “Majority Lenders” shall mean Lenders (excluding such Defaulting Lender) having Commitments representing at least 51% of the aggregate Commitments (excluding the Commitments of each Defaulting Lender) at such time.

“Minority Shareholder Acknowledgment” means an acknowledgment in form and substance satisfactory to the Lenders, whereby, inter alia, each shareholder owning a minority interest in a Subsidiary of the Canadian Borrower (other than CMN Holdco Inc. and its Subsidiaries) acknowledges that the rights of the majority shareholder of such Subsidiary have been assigned to the Collateral Agent as security for the Borrowers' obligations hereunder.

“Net Income” means, for any Person for any period, the Net Income (loss) after tax of such Person for such period, determined in accordance with GAAP.

“Net Proceeds” in respect of any Bankers’ Acceptance, means the amount obtained by applying the BA Discount Rate to the Principal Amount of such Bankers’ Acceptance in accordance with the formula set out in Schedule “B”.

“Non BA Lender” means a Canadian Lender that cannot or does not as a matter of policy accept bankers’ acceptances.

“Normalizing Adjustments” has the meaning attributed to it in the definition of “Total Debt/Consolidated EBITDA Ratio”.

“Note Purchase Agreements” means collectively the 2003 Note Purchase Agreement and the 2005 Note Purchase Agreement and “Note Purchase Agreement” means any one of such agreements.

“OECD” means the Organisation for Economic Cooperation and Development.

“Original Credit Agreement” has the meaning ascribed to it in the recitals.

“Participation” of a Lender means that Lender’s pro rata share of the Commitments as indicated on Schedule “L” as same may be adjusted as the result of the Incremental Facility.

“Permitted Encumbrances” means:

(i)	Liens incurred and pledges and deposits made in connection with workers’ compensation, employment insurance, old age pensions and similar legislation (other than ERISA);

(ii)
Liens securing the performance of bids, tenders, leases, contracts (other than for the repayment of borrowed money), and statutory obligations of like nature, incurred as an incident to and in the ordinary course of business;

(iii)
statutory Liens of landlords, undetermined or  inchoate Liens and other Liens imposed by law, such as carriers’, warehousemens’, mechanics’, construction and materialmen’s Liens, incurred in good faith in the ordinary  course of business provided that the aggregate amount of any carriers’, warehousemens’, mechanics’, construction or materialmens’ Liens shall at no time exceed an aggregate amount of U.S.$3,000,000 or the Equivalent Amount thereof in Cdn.$ and the amount thereof shall be paid when same shall become due;

(iv)	Liens securing the payment of Taxes, assessments and governmental charges or levies, either (A) not delinquent or (B) being contested in good faith by appropriate proceedings;

(v)
permits, right of way, zoning restrictions, easements, licenses, reservations, restrictions on the use of real property or minor irregularities or minor title defects incidental thereto which do not in the aggregate materially detract from the value of the property or assets of a Borrower or any of its Subsidiaries or materially impair the operation of the business of a Borrower or any of its Subsidiaries;

(vi)
Liens arising out of the leasing of personal property by it or any of its Subsidiaries in the ordinary course of business up to an amount not exceeding in the aggregate U.S.$35,000,000 for all Borrowers and their Subsidiaries or the Equivalent Amount thereof in Cdn.$;

(vii)
Liens, subordinate in priority to the Liens created under the Security, incurred in the ordinary course of business for the purposes of securing the payment of any purchase price balance or the refinancing of any purchase price balances not greater than in the aggregate U.S.$35,000,000 or the Equivalent Amount in Cdn.$ of any assets (other than current assets) acquired by a Borrower or any of its Subsidiaries provided that any such Liens are restricted to the assets so acquired (“Permitted VTBS”);

(viii)	reservations, conditions, limitations and exceptions contained in or implied by statute in the original disposition from the Crown and grants made by the Crown of interests so reserved or accepted;

(ix)
security given in the ordinary course of business by a Borrower, or any of its Subsidiaries to a public utility or any municipality or governmental or public authority in connection with operations of a Borrower, or any of its Subsidiaries, (other than in connection with borrowed money) securing not more than an aggregate amount equal to U.S.$3,000,000 for all Borrowers and their Subsidiaries or the Equivalent Amount thereof in Cdn.$;

(x)	liens in respect of Permitted Loans;

(xi)
liens in respect of Permitted Secured Loans provided that such liens (i) rank pari passu with the liens provided to the Collateral Agent pursuant to the Security and this Agreement, or (ii) are subordinated (pursuant to a subordination agreement on terms and conditions satisfactory to the Collateral Agent) to the Liens provided to the Collateral Agent pursuant to the Security and this Agreement;

(xii)	liens to secure the obligations under the Private Placements provided that and for so long as the Intercreditor Agreement is in full force and effect;

(xiii)	the Security and any additional or further security granted to the Collateral Agent and/or the Lenders by a Borrower, a Guarantor or any future Subsidiary of a Borrower;

(xiv)
purchase money security interests placed upon fixed assets to secure a portion of the purchase price thereof; provided that any such lien shall not encumber any property of the Canadian Borrower and/or its Subsidiaries except the purchased asset;

(xv)	the encumbrances described on Schedule “O”; and

(xvi)	liens on the assets of the Persons included in CMN Domestic Debt or CMN Foreign Debt, securing the obligations, contingent or otherwise, thereof.

“Permitted Loans” has the meaning ascribed to it in Section 8.3(b)(vi).

“Permitted Secured Loans” has the meaning ascribed to it in Section 8.3(b).

“Permitted VTBS” has the meaning ascribed to it in the definition of Permitted Encumbrances.

“Person” means any individual, firm, company, corporation, entity, joint venture,  joint stock company, trust, unincorporated organization, government or state entity or any association or a partnership (whether or not having separate legal personality) of two or more of the foregoing.

“Prepaid Bankers’ Acceptances” has the meaning ascribed to it in Section 7.5 (c).

“Prime Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of three hundred and sixty-five 365 or 366 days as the case may be, equal to the greater of (a) the rate of interest per annum established and reported by the Canadian Agent to the Bank of Canada for such day as the variable rate of interest per annum for the determination of interest rates that the Canadian Agent charges to its customers of varying degrees of creditworthiness for Canadian Dollar loans made by it in Canada and which it refers to as its “Prime Rate” and (b) the rate of interest per annum equal to the average one month’s Banker’s Acceptance rates expressed as annual yield rates as quoted on Reuter Service CDOR Page determined as of 10:00 am Toronto Time on that day plus 1% per annum.

“Prime Rate Loans” means the Loans, or portion of them, made available by the Canadian Lenders to the Canadian Borrower outstanding from time to time which are drawn down in Canadian Dollars and in respect of which interest is payable in accordance with Section 4.3.

“Prime Rate Margin” means in respect of a Prime Rate Loan or portion thereof outstanding on or after the Effective Date, the Prime Rate Margin set forth in the definition of Applicable Margin.

“Principal Amount” means (a) for a Bankers’ Acceptance or a Letter of Credit, the face amount thereof and (b) for a Loan, the principal amount thereof.

“Private Placements” means the private placements of debt described in the Note Purchase Agreements.

“Quarter” means a fiscal quarter of any Fiscal Year.

“Related Party” means, with respect to any Person, such Person's Affiliates and the directors, officers, employees, agents and advisors of such Person and such Person's Affiliates.

“Repayment Date” means a day, other than the Final Maturity Date, on which a Borrower repays all or part of a Loan pursuant to Section 2.2.

“Revolving Facilities” means, collectively, the Canadian Revolving Facility and the U.S. Revolving Facility.

“Second Amended and Restated Credit Agreement” has the meaning ascribed to it in the recitals.

“Secured Hedging Agreements” means one or more interest rate and/or currency hedge agreements entered into between a Borrower and a Lender from time to time to a maximum aggregate notional amount of U.S.$350,000,000 for all Lenders under all such agreements.

“Security” means the Direct Security, the Intercompany Debt and Security and the HSBC Australia Security.

“Security Support Documents” means the Minority Shareholder Acknowledgements and the Undertakings to Secure.

“Shareholders’ Agreements” means the shareholders’ agreements for the Borrowers and each of their Subsidiaries and such each additional shareholders’ agreements entered into at the time of the acquisition of each Acquisition Entity.

“Shareholders’ Equity” has the meaning attributed thereto under GAAP.

“Standby Letter of Credit” means a standby letter of credit issued by any Issuing Bank pursuant to Section 2.11 or a letter of guarantee issued by an Issuing Bank which is a Canadian Lender.

“Subsidiary” of any Person means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or of others performing similar functions are directly or indirectly owned or controlled by such Person.

“Swingline Facilities” means, collectively, the Canadian Swingline Facility and the U.S. Swingline Facility.

“Tax” includes  all present and future taxes, levies, imposts, stamp taxes, duties, withholdings and all penalty, interest and other payments on or in respect thereof.

“Third Amended and Restated Credit Agreement” has the meaning ascribed to it in the recitals.

“Total Canadian Commitments” means the Equivalent Amount of U.S.$175,000,000 and includes the Canadian Revolving Facility Commitment, and the Canadian Swingline Commitment and the HSBC Sponsor Commitment which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6 or increased as the result of the Incremental Facility.

“Total Commitments” means the aggregate for all Facilities from time to time of the Lenders’ Commitments from time to time to a maximum aggregate amount of U.S.$350,000,000 which may be increased as the result of the Incremental Facility.

“Total U.S. Commitments” means U.S.$175,000,000 and includes the U.S. Revolving Facility Commitment and the U.S. Swingline Commitment which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6 or increased as the result of the Incremental Facility.

“Total Debt” shall include the obligations under this Agreement, obligations in respect of the Private Placements, Financial Contract Obligations, guaranteed obligations, capital leases, vendor-take-back financing, subordinated debt  and any other interest bearing obligations of the Canadian Borrower and its Subsidiaries on a consolidated basis excluding the Unrestricted Entities but otherwise determined in accordance with GAAP after deduction of cash-on-hand plus the aggregate of all Cash Amounts.

“Total Debt/Consolidated EBITDA Ratio” means, at any time, the quotient obtained by dividing (a) Total Debt (as numerator) by (b) Consolidated EBITDA (as denominator), for the purpose of this ratio, calculated on the basis of the immediately preceding four consecutive Quarters so as to include all Persons that have become Subsidiaries during the relevant periods in a manner permitted by the terms of this Agreement, with EBITDA from Acquisition Entities to be included in the calculations by using the trailing 12 month EBITDA for the Acquisition Entity or entities and so as to exclude the EBITDA of a former Subsidiary that ceased being a Subsidiary during the previous four Quarters; In addition, the Consolidated EBITDA may be adjusted to include a full year impact of the cost savings in respect of any such Acquisition Entity which are readily identifiable and can be immediately implemented, such as elimination of salaries for redundant employees and elimination of various administrative functions which will, in the reasonable opinion of the Canadian Borrower, become unnecessary or otherwise performed more cost effectively (such cost savings being collectively “Normalizing Adjustments”); provided that such adjustments shall only be made if (i) the Canadian Borrower has provided to the Canadian Agent details of such Normalizing Adjustments following the completion of the acquisition of such Acquisition Entity, and (ii) the Canadian Agent has not provided written notice to the Canadian Borrower within 15 Business Days of the receipt by the Canadian Agent of such details that the Majority Lenders do not so consent to the Normalizing Adjustments.

“Trade Letter of Credit” means a trade letter of credit or letter of guarantee acceptable to the Majority Lenders, acting reasonably, issued by an Issuing Bank pursuant to Section 2.11.

“Transfer Certificate” means a certificate substantially in the form set out in Schedule “E” signed by a Lender and a Transferee.

“Transferee” means a Canadian Assignee, a U.S. Assignee or any other transferee to which a Lender seeks to assign or transfer all or part of such Lender’s rights and obligations hereunder in accordance with Article XIV.

“Type” means, with respect to any Loan, a Prime Rate Loan, an U.S. Base Rate Loan, a U.S. Prime Rate Loan or a LIBOR Loan and otherwise, with respect to any Borrowing or portion thereof, Bankers’ Acceptances or Letters of Credit.

“U.S. Agent” means Toronto-Dominion (Texas), LLC and its successors and assigns duly appointed in accordance with Section 13.6.

“U.S. Assignee” has the meaning ascribed to it in Section 14.3(a).

“U.S. Base Rate” means, for any particular day the variable rate of interest per annum calculated on the basis of a year of 360 days equal to the greater of (a) the base rate most recently announced by the Canadian Agent as its base rate for U.S. Dollar loans in Canada and (b) the sum of the Federal Funds Rate in effect plus .5% per annum.

“U.S. Base Rate Loans” mean Loans, or any portion thereof, made available by the Canadian Lenders to the Canadian Borrower outstanding from time to time which are drawdown in U.S. Dollars and in respect of which interest is payable in accordance with Section 4.2.

“U.S. Base Rate Margin” means, in respect of an U.S. Base Rate Loan, or portion thereof outstanding on or after the Effective Date, the U.S. Base Rate Margin described in the definition of Applicable Margin.

“U.S. Borrowers” means, collectively, FS (USA) and FSLP and each of such U.S. Borrowers being a “U.S. Borrower”.

“U.S. Dollars” means the lawful money of the United States of America and “U.S. $” has a corresponding meaning.

“U.S. Facilities” means the U.S. Revolving Facility and the U.S. Swingline Facility.

“U.S. Lenders” means the Lenders identified as U.S. Lenders on the execution pages hereof having a Commitment to lend or when such Commitment shall have terminated, having Borrowings outstanding to the U.S. Borrower under the U.S. Facilities.

“U.S. Prime Rate” means for any particular day the variable rate of interest per annum calculated on the basis of a year of 360 days equal to the greater of (a) the rate publicly announced from time to time by the U.S. Agent as its prime lending rate and (b) the sum of the Federal Funds Rate in effect plus 1% per annum.  This rate of interest is determined from time to time by the U.S. Agent as a means of pricing U.S. Dollar loans to customers in the U.S.

“U.S. Prime Rate Loan” means Loans, or any portion thereof, made available by the U.S. Lenders to the U.S. Borrowers outstanding from time to time which are drawndown in U.S. Dollars and in respect of which interest is payable in accordance with Section 4.4.

“U.S. Prime Rate Margin” means in respect of a U.S. Prime Rate Loan, or portion thereof outstanding on or after the effective date, the U.S. Prime Rate Margin described in the definition of Applicable Margin.

“U.S. Revolving Facility” means Commitments of the U.S. Lenders to make Advances to the U.S. Borrowers in accordance with Section 2.2(c) and such Advances so made.

“U.S. Revolving Facility Commitment” means Commitments of the U.S. Lenders to make Advances to the U.S. Borrowers up to U.S.$175,000,000; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Commitments at any time.

“U.S. Swingline Commitment” means the Commitment of the U.S. Swingline Lender to make Advances to the U.S. Borrowers up to US$10,000,000 which Commitment constitutes a subcommitment of the Total U.S. Commitments of JPMorgan Chase Bank, N.A.; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Commitments at any time.

“U.S. Swingline Facility” means Commitments of the U.S. Swingline Lender to make Advances to the U.S. Borrowers in accordance with Section 2.2(d) and such Advances so made.

“U.S. Swingline Lender” means JPMorgan Chase Bank, N.A. and its successors and assigns.

“Undertaking to Secure” means the Undertaking (substantially in the form set out in Schedule “F”) to be provided by Subsidiaries of the Canadian Borrower, other than Subsidiaries that are Wholly-Owned Subsidiaries as of the date of this Agreement and other than the Immaterial Subsidiaries.

“Unlimited Guarantor” means each Wholly-Owned Subsidiary (other than the Excluded Subsidiaries, the Immaterial Subsidiaries and the Unrestricted Entities) which is legally entitled to give an unlimited guarantee of the obligations of the Borrowers.

“Unrestricted Entities” means Eligible Businesses in which a Borrower or any Subsidiary has invested (whether or not such entity is controlled by a Borrower or any Subsidiary) having an aggregate initial investment value to the Borrowers and their Subsidiaries (determined at the time of each such investment, including at the time of any subsequent investments in any particular entity in which the Borrower or any of its Subsidiaries already has an interest) not exceeding US$50,000,000.  Schedule “C” lists the Unrestricted Entities as of the date of this Agreement.

“Violation Notice” means any notice received by a Borrower or any of its Subsidiaries from any governmental or regulatory body or agency under any Environmental Law that such Borrower or any of its Subsidiaries is in non-compliance with the requirements of any Environmental Law.

“Wholly-Owned Subsidiary” means any corporation or other entity of which 100% of the securities or other ownership interests are owned directly or indirectly by a Borrower.

1.2	References

Any reference made in this Agreement to:

(a)	Any of the “Canadian Agent”, the “U.S. Agent”, the “Collateral Agent”, the “Lenders” or a “Lender” shall so be construed as to include its or their respective successors and permitted assigns.

(b)	A time of day is, unless otherwise stated, a reference to Toronto time.

(c)
Sections, Articles or Schedules is, unless otherwise indicated, to Sections and Articles of this Agreement and to Schedules to this Agreement, as the case may be.  The provisions of each Schedule shall constitute provisions of this Agreement as though repeated at length herein.

(d)
A “month” is a reference to a period starting on one day in a calendar month to but excluding the numerically corresponding day in the next calendar month except that, where any such period would otherwise end on a day other than a Business Day, it shall end on the next Business Day, unless that day falls in the calendar month succeeding that in which it would otherwise have ended, in which case it shall end on the next preceding Business Day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that later month (and references to “months” (other than “calendar months”) shall be construed accordingly).

1.3	Interpretation

In this Agreement:

(a)	the singular includes the plural and vice versa;

(b)
“in writing” or “written” includes printing, typewriting, or any electronic means of communication capable of being visibly reproduced at the point of reception, including telex, telecopy and telegraph and, as between an Agent and the Lenders (but only when so directed by an Agent), Reuters screen or equivalent means of communication;

(c)
a document, notice, note, bill of exchange or other instrument shall be considered to have been validly signed or executed, if it has been signed by either an original signature or a facsimile signature or stamp affixed by an Authorized Signatory, provided that this Agreement, all collateral documents contemplated hereby, any promissory notes required by a Lender and the bills of exchange or depository notes to be deposited pursuant to Section 2.6 shall be considered to be validly signed or executed only if signed by an original signature of an Authorized Signatory; and

(d)
all calculations of interest under this Agreement are to be made on the basis of the stated rates set out herein and not on the basis of the effective yearly rates determined on any basis which gives effect to the principle of deemed reinvestment.

(e)
Unless otherwise expressly provided herein, (i) references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement, and (ii) references to any statute or regulation are to be construed as including all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting the statute or regulation. In addition, (x) the Dodd–Frank Wall Street Reform and Consumer Protection Act (Pub.L. 111-203, H.R. 4173), all laws in respect thereto, all interpretations and applications thereof and any compliance by a Lender with any request or directive relating thereto and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, for the purposes of this Agreement, be deemed to be adopted subsequent to the date hereof.

1.4	Headings and Table of Contents

The headings, the table of contents, the Articles and the Sections are inserted for convenience only and are to be ignored in construing this Agreement.

1.5	Accounting Terms

(a)
All accounting terms (not defined in this Agreement) shall be interpreted, all accounting determinations shall be made, and all financial statements shall be prepared, in accordance with GAAP as at December 31, 2011.  In the event that any “Accounting Changes” (as defined below) shall occur and such change results in a change in the method of calculation of financial covenants, standards or terms in this Agreement, then at the Canadian Borrower’s request:

(i)
the Agent and the Lenders shall enter into negotiations with the Canadian Borrower, to be conducted reasonably and in good faith by all parties, in order to amend such provisions of this Agreement so as to reflect equitably such Accounting Changes with the desired result that the criteria for evaluating the financial condition of the Borrowers and Guarantors shall be the same after such Accounting Changes as if such Accounting Changes had not been made.  Until such time as such an amendment shall have been executed and delivered by the Borrower and Guarantor, the Agent and the Majority Lenders, all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred; or

(ii)
all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred, and the Canadian Borrower will continue to provide all financial information and calculations to enable this to continue together with reconciliations to the public financial statements and information prepared in accordance with the Accounting Changes;

(b)
 “Accounting Changes” refers to changes in accounting principles (i) required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board or the American Institute of Certified Public Accountants or, if applicable, the SEC or (ii) otherwise proposed by the Canadian Borrowers to, and approved by, Majority Lenders.

1.6	Recitals

The recitals to this Agreement form part hereof.

1.7	Schedules

The schedules attached to this Agreement, including as they may be amended from time to time, shall for all purposes form an integral part of this Agreement.

1.8	Permitted Encumbrances

The inclusion of any Liens as Permitted Encumbrances hereunder means that the Borrowers and their Subsidiaries are entitled to allow such Liens to exist only and is not in any manner whatsoever an acknowledgment by the Agents or the Lenders that any such Lien is entitled to a claim that ranks ahead of or in priority to the Liens created by way of the Security or other claims of the Lenders and the Agents hereunder or under the Security.

1.9	Precedence

In the event that any provisions of the Security contradict or are otherwise incapable of being construed in conjunction with the provisions of this Agreement, the provisions of this Agreement shall take precedence over those contained in the Security and, in particular, if any act of a Borrower or a Guarantor is expressly permitted under this Agreement but is prohibited under the Security, any such act shall be permitted under this Agreement and shall be deemed to be permitted under the Security.

ARTICLE II – FACILITIES

2.1	The Credit Facilities

(a)
Subject to the terms of this Agreement, (i) the Canadian Lenders shall extend credit to the Canadian Borrower by way of the Canadian Revolving Facility; (ii) the Canadian Swingline Lender shall extend credit to the Canadian Borrower by way of the Canadian Swingline, (iii) the U.S. Lenders shall extend credit to the U.S. Borrowers by way of the U.S. Revolving Facility; and (iv) the U.S. Swingline Lender shall extend credit to the U.S. Borrower by way of the U.S. Swingline.

(b)	The proceeds of Borrowings shall be used by the Borrowers for the purposes set out in Section 2.13 of this Agreement, subject to the terms and conditions of this Agreement.

2.2	Notice and Revolving Nature of Borrowings

(a)	The Canadian Borrower may, subject to the terms of this Agreement, upon giving the Canadian Agent prior written notice:

(i)	by not later than 10:00 a.m. on the 3rd Business Day prior to the Drawdown Date or Repayment Date for each Advance which is a Libor Loan;

(ii)
by not later than 10:00 a.m. on the 2nd Business Day prior to the Drawdown Date or Repayment Date or Acceptance Date, as the case may be, for any Borrowing or Conversion under the Canadian Revolving Facility (other than a Libor Loan);

borrow, repay and/or reborrow or convert in accordance with Section 2.3 under the Canadian Revolving Facility, (A) in respect of Prime Rate Loans in minimum tranches of Cdn. $300,000, and thereafter in multiples of Cdn. $100,000 and (B) in respect of U.S. Base Rate Loans in minimum tranches of U.S.$300,000 and thereafter in multiples of U.S.$100,000, (C) in respect of Bankers’ Acceptances in minimum amounts of Cdn. $1,000,000 and thereafter in multiples of Cdn. $100,000, (D) in respect of Libor Loans in minimum amounts of U.S. $1,000,000 and thereafter in multiples of U.S. $100,000; provided that repayment of Libor Loans shall be made on the last day of the applicable Libor Interest Period and the Canadian Borrower will not be entitled to have more than an aggregate of 8 Loans outstanding by way of Bankers’ Acceptances and Libor Loans at any time.

Notwithstanding the provisions of this Section 2.2(a), the Canadian Agent shall use its best efforts to make Advances by way of Prime Rate Loans under the Canadian Revolving Facility available to the Canadian Borrower on the Business Day following the receipt by the Canadian Agent of a Drawdown Notice for a Prime Loan.

(b)

(i)
In order to facilitate the Canadian Borrower’s cash management requirements, the Canadian Swingline Lender in its capacity as a Lender agrees to make available to the Canadian Borrower the Canadian Swingline.  The Canadian Swingline Facility shall be used by the Canadian Borrower to fund amounts which would otherwise be drawn down by the Canadian Borrower by way of Prime Rate Loans or U.S. Base Rate Loans under the Canadian Revolving Facility pursuant to Section 2.2(a) but for such amounts not being, in the case of Prime Rate Loans, in a minimum principal amount of Cdn.$300,000 and multiples of Cdn.$100,000 thereafter and in the case of U.S. Base Rate

Loans in a minimum principal amount of U.S.$300,000 and multiples of U.S.$100,000 thereafter.  Notwithstanding any other provision hereof, drawdowns under the Canadian Swingline Facility are not subject to any minimum amount.  Any Borrowings under the Canadian Swingline Facility may be drawn down by the Canadian Borrower without notice to the Canadian Swingline Lender by way of presentment to the Canadian Swingline Lender of cheques and other bills of exchange issued by the Canadian Borrower.

(ii)
At any time and from time to time in its discretion, the Canadian Swingline Lender may notify the Canadian Agent that the Canadian Swingline Lender wishes each of the Canadian Lenders to provide its Participation in the Canadian Revolving Facility for Advances made under the Canadian Swingline, and each Canadian Lender shall thereupon provide to the Canadian Agent, for the account of the Canadian Swingline Lender, such Canadian Lender’s Participation under the Canadian Revolving Facility; provided however no such Participation shall cause any such Canadian Lender to exceed its Commitment for the Total Canadian Commitments.  The amounts so provided by the Canadian Lenders in respect of the Canadian Swingline Facility shall be deemed to be Prime Rate Loans or U.S. Base Rate Loans denominated in Cdn$ or U.S.$, as the case may be, under the Canadian Revolving Facility in accordance with the provisions of this Agreement (and for such purposes any notice provisions or minimum amounts of such Loans otherwise required under this Agreement shall be disregarded except for the proviso of this Section 2.2(ii)).  The aggregate of the amounts paid by the Canadian Lenders to the Canadian Agent in respect of the Canadian Swingline Facility shall be applied by the Canadian Swingline Lender to reduce the then outstanding Loans under the Canadian Swingline.

(iii)
Notwithstanding the foregoing (A) the Canadian Swingline Lender may, at its sole option, put all outstanding Advances under the Canadian Swingline Facility to the Canadian Revolving Facility Lenders, (B) in such case, the Canadian Swingline Lender will not make further Advances under the Canadian Swingline Facility and the Canadian Swingline Commitment shall be transferred to the Canadian Revolving Facility Commitment, and (C) the Canadian Agent will adjust amounts outstanding under the Canadian Revolving Facility pro rata to the Total Canadian Commitments.

(iv)

(A)	The Canadian Borrower shall pay interest payable on Advances made under the Canadian Swingline Facility directly to the Canadian Swingline Lender; and

(B)	The Canadian Swingline Lender shall determine the Prime Rate or the U.S. Base Rate, as the case may be, for Advances made under the Canadian Swingline.

(c)	The U.S. Borrowers may, subject to the terms of this Agreement, upon giving the U.S. Agent prior written notice:

(i)	by not later than 10:00 a.m. on the 3rd Business Day prior to the Drawdown Date for each Advance which is a Libor Loan;

(ii)
by not later than 10:00 a.m. on the 2nd Business Day prior to the Drawdown Date or Repayment Date, as the case may be, for any Borrowing or Conversion under the U.S. Revolving Facility (other than a Libor Loan);

borrow, repay and/or reborrow or convert in accordance with Section 2.3, under the U.S. Revolving Facility, (A) in respect of U.S. Prime Rate Loans in minimum tranches of U.S. $300,000 and thereafter in multiples of U.S. $100,000 and (B) in respect of Libor Loans in minimum tranches of U.S. $1,000,000 and thereafter in multiples of U.S. $100,000; provided that repayment of Libor Loans shall be made on the last day of the applicable Libor Interest Period and the U.S. Borrowers shall not be entitled to have more than an aggregate of 8 Libor Loans outstanding at any time.

(d)

(i)
In order to facilitate each U.S. Borrower’s cash management requirements, the U.S. Swingline Lender in its capacity as a U.S. Lender agrees to make available to the U.S. Borrowers the U.S. Swingline.  The U.S. Swingline Facility shall be used by the U.S. Borrowers to fund amounts which would otherwise be drawn down by the U.S. Borrowers under the U.S. Revolving Facility pursuant to Section 2.2(c) but for such amounts not being, in a minimum principal amount of U.S.$300,000 and multiples of U.S. $100,000 thereafter.  Notwithstanding any other provision hereof, Drawdowns under the U.S. Swingline Facility are not subject to any minimum amount.  Any Borrowings under the U.S. Swingline Facility may be drawn down by way of U.S. Prime Rate Loans by the U.S. Borrowers by providing notice to the U.S. Swingline Lender before 3:00 p.m. on the date of the request for drawdown.

(ii)
At any time and from time to time in its discretion, the U.S. Swingline Lender may notify the U.S. Agent that the U.S. Swingline Lender wishes each of the U.S.  Lenders to provide its Participation in the U.S. Revolving Facility for Advances made under the U.S. Swingline, in which case the U.S. Agent shall forthwith notify each of the U.S. Lenders of such Participation and each U.S. Lender shall thereupon provide to the U.S. Agent, for the account of the U.S. Swingline Lender, such U.S. Lender’s Participation under the U.S. Revolving Facility; provided however, no such Participation shall cause any such U.S. Lender to exceed its Total U.S. Commitment.  The amounts so provided by the U.S. Lenders in respect of the U.S. Swingline shall be deemed to be U.S. Prime Rate Loans denominated in U.S.$ under the U.S. Revolving Facility in accordance with the provisions of this Agreement (and for such purposes any notice provisions or minimum amounts of such Loans otherwise required under this Agreement shall be disregarded except for the proviso to this Section 2.2(d)(ii)).  The aggregate of the amounts paid by the U.S. Lenders to the U.S. Agent in respect of the U.S. Swingline Facility shall be paid by the U.S. Agent to the U.S. Swingline Lender and applied by the U.S. Swingline Lender to reduce the then outstanding Loans under the U.S. Swingline.

(iii)
Notwithstanding the foregoing (A) the U.S.  Swingline Lender may, at its sole option, put all outstanding Advances under the U.S. Swingline Facility to the U.S. Revolving Facility Lenders, (B) in such case, the U.S. Swingline Lender will not make further Advances under the U.S. Swingline Facility and the U.S. Swingline Commitment shall be transferred to the U.S. Revolving Facility Commitment, and (C) the U.S. Agent will adjust amounts outstanding under the U.S. Revolving Facility pro rata to the Total U.S. Commitment.

(iv)
The U.S. Borrowers shall pay interest on Advances made under the U.S. Swingline Facility directly to the U.S. Swingline Lender; provided, however, that to the extent any such interest is due to U.S. Prime Rate Loans of U.S. Lenders made in accordance with clause (ii) preceding, the U.S. Swingline Lender shall immediately upon receipt remit such funds to the U.S. Agent which shall promptly pay such interest to such U.S. Lenders in accordance with the terms hereof for payments on U.S. Prime Rate Loans herein.; and

(v)	The U.S. Swingline Lender shall determine the U.S. Prime Rate for Advances made under the U.S. Swingline.

2.3	Conversion

A Borrower may, upon giving prior written notice to the Canadian Agent and/or the U.S. Agent, as the case may be, in accordance with Section 2.2(a) or (c), as the case may be, containing the information set out in Schedule “G” effective on any Business Day during the term of this Agreement (a “Conversion”), convert on the Conversion Date Advances outstanding from one Type to another Type to the extent such Type is available hereunder, provided that:

(a)	a Libor Loan may be converted to another Type only on the last day of the Libor Interest Period applicable to that Libor Loan;

(b)	Borrowings or any portion thereof comprising Bankers’ Acceptances may be converted to another Type only on the applicable B/A Maturity Date; and

(c)	the conditions precedent set out in Section 5.1 have been fulfilled.

The Conversion of any Advances shall not reduce any amount available under the Total Commitments.

2.4	Making Borrowings

(a)
If the Canadian Borrower gives prior written notice, in the form set out in Schedule “H”, to the Canadian Agent of its intention to draw down a Borrowing under the Canadian Revolving Facility, including Bankers’ Acceptances, a Prime Rate Loan, a U.S. Base Rate Loan or Libor Loan or a Conversion in accordance with Section 2.2(a) or 2.3, the Canadian Agent shall on the same day it receives the notice notify each Canadian Lender by telephone or in writing of the amount of the Prime Loan, U.S. Base Rate Loan, Libor Loan or Bankers’ Acceptance and such Canadian Lender’s portion thereof, and

(i)
each Canadian Lender shall, not later than 12:00 noon. on the Drawdown Date, make, or procure to be made, its Participation in such Bankers’ Acceptances, Prime Loan, Libor Loan or U.S. Base Rate Loan, as the case may be, available to the Canadian Agent in accordance with Article X; and

(ii)
the Canadian Agent shall on the Drawdown Date, make such Bankers’ Acceptances, Prime Loan, Libor Loan or U.S. Base Rate Loan, as the case may be, available to the Canadian Borrower, in accordance with Article X.

(b)
If a U.S. Borrower gives prior written notice, in the form set out in Schedule “H”, to the U.S. Agent of its intention to draw down a Borrowing under the U.S. Revolving Facility, including a U.S. Prime Rate Loan or a Libor Loan, or a Conversion of an U.S. Prime Rate Loan or a Libor Loan in accordance with Section 2.2(b) or 2.3, the U.S. Agent shall on the same day it receives the notice notify each U.S. Lender by telephone or in writing of the amount of the Libor Loan and such U.S. Lender’s portion thereof, and

(i)
each U.S. Lender shall, not later than 12:00 noon. on the Drawdown Date, make, or procure to be made, its Participation in the U.S. Prime Rate Loan or Libor Loan, as the case may be, available to the U.S. Agent in accordance with Article X; and

(ii)	the U.S. Agent shall, on the Drawdown Date, make such U.S. Prime Rate Loan or Libor Loan, as the case may be, available to the U.S. Borrower, in accordance with Article X.

2.5	Participation of Each Lender; Defaulting Lender

(a)
The Canadian Agent is authorized by the Canadian Borrower and each Canadian Lender to allocate amongst the Canadian Lenders the Bankers’ Acceptances to be issued and purchased in such manner and amounts as the Canadian Agent may, in its sole and unfettered discretion consider necessary and equitable, rounding up or down, so as to ensure that no Canadian Lender is required to accept and purchase a Bankers’ Acceptance for a fraction of Cdn. $100,000; provided however the

Canadian Agent shall seek to allocate such Bankers’ Acceptances in such amounts and for such terms, over time, as to maintain the Participations of all such Canadian Lenders in substantially the relative amounts and percentages set out on Schedule “L”.  To the extent, if any, necessary to maintain each such Participation as the result of the foregoing, the Canadian Agent shall allocate a lesser or greater amount of other Advances to each Canadian Lender.

(b)
At the time of making any Loan, the Canadian Agent or the U.S. Agent, as the case may be, shall, if appropriate, re-allocate amounts made available to the Borrowers under any of the Loans to give effect to the Participation of each Lender, determined immediately prior to the making of a Loan.

(c)
For purposes of determining Lenders’ obligations to fund or participate in Borrowings, the Agent may exclude the Commitments, Loans and Banker’s Acceptance of any Defaulting Lender from the calculation of Participation.  A Defaulting Lender shall have no right to vote on any amendment, waiver or other modification of this Agreement or the Security, except as provided in Section 13.8(a), (b), (c) and (f).

(d)
The Agent may, in its discretion, receive and retain any amounts payable to a Defaulting Lender under the loan documents, and a Defaulting Lender shall be deemed to have assigned to the Agent such amounts until all Borrowings and indebtedness owing to the Agent, non-Defaulting Lenders and other Lenders and Issuing Bank have been paid in full.  The Agent may apply such amounts to the Defaulting Lender’s defaulted obligations, use the funds to cash collateralize such Lender’s Letter of Credit obligations, or readvance the amounts to Borrowers hereunder.  A Lender shall not be entitled to receive any fees accruing hereunder during the period in which it is a Defaulting Lender, and the unfunded portion of its Commitment shall be disregarded for purposes of calculating the Commitment Fee.  If any Letter of Credit obligation owing to a Defaulting Lender is reallocated to other Lenders, fees attributable to such Letter of Credit obligations shall be paid to such Lenders.  Notwithstanding anything to the contrary in this Section, the Letter of Credit obligations owing to a Defaulting Lender may be reallocated to the other Lenders only to the extent that such reallocation does not cause the exposure, as applicable, of any non-Defaulting Lender to exceed such non-Defaulting Lender’s Commitment  The Agent shall be paid all fees attributable to Letter of Credit obligations that are not reallocated.

(e)
Borrowers, the Agent and Issuing Bank may agree in writing that a Lender is no longer a Defaulting Lender.  At such time, Participation shall be reallocated without exclusion of such Lender’s Commitment and Loans, and all outstanding Loans, Letter of Credit obligations and other exposures under the Commitments shall be reallocated among Lenders and settled by the Agent (with appropriate payments by the reinstated Lender) in accordance with the readjusted Participation.  Unless expressly agreed by Borrowers, the Agent and Issuing Bank, no reinstatement of a Defaulting Lender shall constitute a waiver or release of claims against such Lender.  The failure of any Lender to fund a Loan, to make a payment in respect of Letter of Credit obligations or otherwise to perform its obligations hereunder shall not relieve any other Lender of its obligations, and no Lender shall be responsible for default by another Lender.

2.6	Bankers’ Acceptances

(a)
Each Banker’s Acceptance tendered by the Canadian Borrower for acceptance by a Canadian Lender under the Canadian Revolving Facility shall be denominated in Canadian Dollars and be payable in Canada.  The Canadian Borrower acknowledges that the Canadian Lenders may require the delivery of drafts which are in conformity with the rules and procedures of a clearing house (as that term in defined in the Depository Bills and Notes Act (Canada)) used by the Canadian Lenders for the delivery, transfer and collection of bankers’ acceptances and depository bills.

(b)
The Borrower shall provide for each accepted draft at its maturity to the Canadian Agent either by payment of the full principal amount thereof or through utilization of the Canadian Revolving Facility in accordance with this Agreement or through a combination thereof.  The Canadian Borrower may not at any time request that any Bankers’ Acceptance be issued if the face amount of such requested Bankers’ Acceptance together with the aggregate of the other outstanding Loans under the Canadian Revolving Facility, would exceed the amount available to be drawdown under the Canadian Revolving Facility at such time.  Any amount owing by the Canadian Borrower in respect of any Bankers’ Acceptance which is not paid or provided for in accordance with the foregoing shall be deemed to be a Prime Rate Loan owing by the Canadian Borrower to the Canadian Lenders and shall be subject to all of the provisions of this Agreement applicable to a Prime Rate Loan  The Canadian Borrower hereby authorizes the Canadian Lenders to debit its account by the amount required to pay any such drafts made by it and accepted as a Bankers’ Acceptance hereunder which is not otherwise paid.

(c)
If an Event of Default shall have occurred and shall then be continuing unremedied not waived by the Lenders (whether or not demand is made), the Canadian Borrower shall forthwith pay to the Canadian Agent an amount equal to the Canadian Lender’s maximum potential liability under all such outstanding Bankers’ Acceptances.  Such amount shall be held by the Canadian Agent as general and continuing cash collateral for payment of the indebtedness and liability of the Canadian Borrower to the Canadian Lenders in respect of such Bankers’ Acceptances and any other obligations to the Canadian Lenders.

(d)	To facilitate the acceptance of Bankers’ Acceptances hereunder, the Canadian Borrower hereby authorizes the Canadian Lenders and irrevocably appoints the Canadian Lenders as its attorney:

(i)
to complete and sign on the Canadian Borrower’s behalf, either manually or by facsimile or mechanical signature, the drafts to create the Bankers’ Acceptances (with, in the Canadian Lender’s discretion, the inscription “This is a depository bill subject to the Depository Bills and Notes Act (Canada));

(ii)
after the acceptance thereof by the applicable Canadian Lender, to endorse on the Canadian Borrower’s behalf, either manually or by facsimile or mechanical signature, such Bankers’ Acceptances in favour of the applicable purchaser or endorsee thereof including, in the Canadian Lender’s discretion, the Canadian Lender or a clearing house (as defined by the Depository Bills and Notes Act (Canada));

(iii)	to deliver such Bankers’ Acceptances to such purchaser or to deposit such Bankers’ Acceptances with such clearing house; and

(iv)
to comply with the procedures and requirements established from time to time by the Canadian Lenders or such clearing house in respect of the delivery, transfer and collection of bankers’ acceptances and depository bills.

All Bankers’ Acceptances so completed, signed, endorsed, delivered or deposited by a Canadian Lender on behalf of the Canadian Borrower shall be binding upon the Canadian Borrower as if completed, signed, endorsed, delivered or deposited by it.  The records of the Canadian Lenders and such clearing house shall, in the absence of manifest error, be conclusively binding on the Canadian Borrower.  The Lenders shall not be liable for any claim arising by reason of any loss or improper use of such drafts or Bankers’ Acceptances except for damages suffered by the Canadian Borrower caused by the intentional misconduct or gross negligence of a Canadian Lender.

(e)	The Borrowers shall not claim any days of grace for the payment at maturity of any drafts presented and accepted as Bankers’ Acceptances hereunder.

(f)
When the Canadian Borrower wishes to make a Borrowing by way of Bankers’ Acceptances it shall give the Canadian Agent the notice required pursuant to Section 2.2.  Bankers’ Acceptances shall have terms of at least 1 month and not more than 6 months excluding days of grace (and which shall, in no event, end on a date after the Final Maturity Date) or any other term subject to market availability.

(g)	On the same day it receives such notice, the Canadian Agent shall notify by telephone or in writing all the Canadian Lenders of the details of the proposed issue, specifying, for each Canadian Lender:

(i)	the Principal Amount of the Bankers’ Acceptances to be accepted and purchased by such Canadian Lender; and

(ii)	the term of such Bankers’ Acceptances.

(h)
Whenever the Canadian Borrower requests a borrowing by way of Bankers’ Acceptances, each Non BA Lender shall, in lieu of accepting and purchasing any B/As, make a Loan (a “BA Equivalent Loan”) to the Canadian Borrower in the amount and for the same term as each draft which such Lender would otherwise have been required to accept and purchase hereunder.  Each such Lender will provide to the Canadian Agent the amount of Available Proceeds of such BA

Equivalent Loan for the account of the Canadian Borrower in the same manner as such Lender would have provided the Available Proceeds in respect of the B/As which such Lender would otherwise have been required to accept and purchase hereunder.  Each such BA Equivalent Loan will bear interest at the same rate that would result if such Lender had accepted (and been paid an Acceptance Fee) and purchased (on a discounted basis) a B/A for the relevant period (it being the intention of the parties that each such BA Equivalent Loan shall have the same economic consequences for the relevant Lenders and the Canadian Borrower as the B/A that such BA Equivalent Loan replaces).  All such interest shall be paid in advance on the date such BA Equivalent Loan is made, and will be deducted from the principal amount of such BA Equivalent Loan in the same manner in which the discounted portion of a B/A would be deducted from the face amount of the B/A.  Subject to the repayment requirements of this Agreement, on the B/A Maturity Date for such BA Equivalent Loan, the Canadian Borrower shall be entitled to convert each such BA Equivalent Loan into another type of Loan, or to roll over each such BA Equivalent Loan into another BA Equivalent Loan, all in accordance with the applicable provisions of this Agreement.  Each Non BA Lender may, at its discretion, request in writing to the Canadian Administrative Agent and the Canadian Borrower that BA Equivalent Loans made by it shall be evidenced by Discount Notes.

(i)
For greater certainty, all provisions of this Agreement that are applicable to Bankers’ Acceptances shall also be applicable, mutatis mutandis, to BA Equivalent Loans, and notwithstanding any other provision of this Agreement, all references to principal amounts or any repayment or prepayment of any Loans that are applicable to Bankers’ Acceptances shall be deemed to refer to the full face amount thereof in the case of B/As and to the principal amount of any portion thereof consisting of BA Equivalent Loans.  “Bankers’ Acceptances” includes Discount Notes and all terms of this Agreement applicable to Bankers’ Acceptances (including the provisions of Section 2.6(d) relating to their execution by the Canadian Lenders under power of attorney) shall apply equally to Discount Notes evidencing BA Equivalent Loans with such changes as may in the context be necessary.  For greater certainty:

(i)	the term of a Discount Note shall be the same as the B/A Maturity Date for B/As accepted and purchased on the same Borrowing date in respect of the same borrowing;

(ii)	an Acceptance Fee will be payable in respect of a Discount Note and shall be calculated at the same rate and in the same manner as the Acceptance Fee in respect of a B/A; and

(iii)
the BA Discount Rate applicable to a Discount Note shall be the BA Discount Rate applicable to Bankers’ Acceptances accepted by a Canadian Lender that is not a Schedule I Lender in accordance with the definition of “BA Discount Rate” on the same Borrowing date or date of continuation or conversion, as the case may be, in respect of the same borrowing for the relevant period.

2.7	Acceptance Date Procedure

On the Acceptance Date, the following provisions shall apply:

(a)	At or about 10:00 a.m. on the Acceptance Date, the Canadian Agent shall promptly determine the BA Discount Rate.

(b)	Forthwith that same day, the Canadian Agent shall advise each Canadian Lender of:

(i)	the BA Discount Rate;

(ii)
the amount of the Acceptance Fee applicable to those Bankers’ Acceptances to be accepted by such Canadian Lender on such Acceptance Date, such Canadian Lender being authorized by the Canadian Borrower to collect such Acceptance Fee out of the Net Proceeds of those Bankers’ Acceptances mentioned in subsection (iii);

(iii)	the Net Proceeds of those Bankers’ Acceptances to be accepted and purchased by such Canadian Lender on such Acceptance Date; and

(iv)	the amount obtained (the “Available Proceeds”) by subtracting the Acceptance Fee mentioned in subsection (ii) from the Net Proceeds mentioned in subsection (iii).

(c)	Not later than 12:00 noon that same day, each Canadian Lender shall make available to the Canadian Agent its Available Proceeds.

(d)
That same day, the Canadian Agent shall transfer all such Available Proceeds so made available to it to the Canadian Borrower in accordance with Section 10.3 and shall notify the Canadian Borrower on such day either by telex or telephone (to be confirmed subsequently by letter) of the details of the issue, substantially in the form set out in Schedule “I”.

2.8	Purchase of Bankers’ Acceptances

Before giving value to the Canadian Borrower, the Canadian Lenders shall, on the Acceptance Date, accept the Bankers’ Acceptances, by inserting the appropriate Principal Amount, Acceptance Date and maturity date thereof in accordance with the Canadian Borrower’s notice relating thereto and affixing their acceptance stamps thereto, and shall purchase same.  The Principal Amount so accepted and purchased by any such Canadian Lender shall not exceed such Canadian Lender’s unutilized Commitment.

2.9	Payment of Bankers’ Acceptances

The Bankers’ Acceptances shall be payable in accordance with the following provisions:

(a)
The Canadian Borrower shall pay to the Canadian Agent for the account of the Canadian Lenders an amount equal to the Principal Amount of the Bankers’ Acceptances on their respective B/A Maturity Dates.

(b)
In the event the Canadian Borrower fails to notify the Canadian Agent, in writing, not later than 10:00 a.m. (such notice, if verbal, to be confirmed to the Canadian Agent in writing later the same day, but not necessarily by 10:00 a.m.), 2 Business Days prior to any B/A Maturity Dates of a Bankers’ Acceptance, that the Canadian Borrower intends to pay with its own funds the Principal Amount of the Bankers’ Acceptances due on such B/A Maturity Dates, the Canadian Borrower shall be deemed, for all purposes, to have given the Canadian Agent notice to convert the Principal Amount of such Bankers’ Acceptances into a Prime Loan denominated in Cdn.$ and the provisions of Section 2.3 shall apply mutatis mutandis save that:

(i)	such B/A Maturity Date shall be considered to be the Drawdown Date of such Prime Loan;

(ii)	the proceeds of such Prime Loan shall be used to pay the Principal Amount of the Bankers’ Acceptances due on such B/A Maturity Date; and

(iii)
on such B/A Maturity Date, each Canadian Lender, instead of making its Participation in such Prime Loan available to the Canadian Agent, shall first directly apply its Participation in such Prime Loan in payment of its Participation in the Principal Amount of the Bankers’ Acceptances accepted, purchased and issued by such Canadian Lender and due on such B/A Maturity Date.

2.10	Set-Off and Netting

On any Acceptance Date, Drawdown Date or Repayment Date, the Canadian Agent or the U.S. Agent, as the case may be, shall be entitled to set-off and net amounts payable on such date by the Canadian Agent or the U.S. Agent, as the case may be, to a Lender for the account of any Borrower against amounts payable on such date by such Lender to the Canadian Agent or the U.S. Agent, as the case may be, in connection with transactions conducted in the same basis of borrowing, for the account of such Borrower.  Similarly, on any Acceptance Date, Drawdown Date or Repayment Date, each Lender shall be entitled to set-off and to net amounts payable on such date by such Lender to a Borrower (by payment to the Canadian Agent or the U.S. Agent, as the case may be), against amounts payable on such date by such Borrower to such Lender, in accordance with the Canadian Agent’s or the U.S. Agent’s, as the case may be, calculations.

2.11	Letters of Credit

(a)
Subject to the notice provisions of Sections 2.2 and 2.3 and upon the terms and subject to the conditions hereof, the applicable Issuing Bank shall, at the request of a Borrower, issue under the applicable Revolving Facility one or more irrevocable Letters of Credit in such Issuing Bank’s usual form (or such other form as may be required by such Borrower and is acceptable to the Issuing Bank acting reasonably), expiring no later than, in the case of Standby Letters of Credit, 365 days from the date of issuance and, in the case of Trade Letters of Credit, 270 days from the date of issuance.  If a Letter of Credit is set to expire beyond the  Final Maturity Date, the Borrowers shall pledge to, and deposit with, the Collateral Agent cash collateral equal to the face amount of such Letters of Credit, plus all fees, prior to the termination of this Agreement.  The maximum amount payable under all Letters of Credit shall not, at the time of issue of each Letter of Credit, exceed U.S.$35,000,000 or the Equivalent Amount thereof in Canadian Dollars.  Issuing Bank shall have no obligation to issue any Letter of Credit unless (i) each condition above is satisfied; and (ii) if a Defaulting Lender exists, Borrowers have entered into arrangements satisfactory to Agent and Issuing Bank to eliminate any funding risk associated with such Defaulting Lender.

(b)
In the event that an Issuing Bank is called upon by a beneficiary to honour a Letter of Credit issued by such Issuing Bank, such Issuing Bank shall forthwith give notice thereof to the applicable  Borrower.  Unless such Borrower has made other arrangements with the Issuing Bank with respect to payment to the Issuing Bank of an amount sufficient to permit the Issuing Bank to discharge its obligations under the Letter of Credit plus that amount equal to any and all charges and expenses which the Issuing Bank may pay or incur relative to such Letter of Credit, any such payment so payable in Canadian Dollars with respect to the Canadian Revolving Facility shall be deemed to be a Drawdown of a Prime Rate Loan under the Canadian Revolving Facility and any amount so payable in U.S. Dollars with respect to a Letter of Credit issued on behalf of the Canadian Borrower shall be deemed to be a Drawdown by way of an U.S. Base Rate Loan under the Canadian Revolving Facility, and any such amount so payable with respect to a Letter of Credit issued on behalf of a U.S. Borrower shall be deemed to be a Drawdown by way of an U.S. Prime Rate Loan under the U.S. Revolving Facility provided that the provisions of Section 2.2 regarding notices shall not apply to such Loans.

(c)
Any Issuing Bank shall notify the Canadian Agent or the U.S. Agent, as the case may be, of each issuance or amendment of any Letter of Credit on the day upon which such issuance or amendment occurs and the Issuing Bank shall provide the Canadian Agent or the U.S. Agent, as the case may be, with monthly reports setting out the face amount of Letters of Credit outstanding on each day of the preceding month.  Each of the Lenders, other than an Issuing Bank, shall be deemed to have purchased from such Issuing Bank its Participation of the face amount of each Letter of Credit issued by such Issuing Bank.  Each of the Canadian Lenders agrees to indemnify the Issuing Bank issuing Letters of Credit under the Canadian Facilities and each of the U.S. Lenders agrees to indemnify the Issuing Bank issuing Letters of Credit under the U.S. Facilities, in each case as to such Lender’s Participation of any amount paid by the Issuing Bank under any Letter of Credit plus that amount equal to any and all payments, losses, costs, charges and expenses which such Issuing Bank may pay or incur relative to such Letter of Credit, except to the extent due to the gross negligence or wilful misconduct of such Issuing Bank in the issuance or performance of such Letter of Credit.

(d)
Each Borrower for which a Letter of Credit has been issued on its behalf shall pay to the Canadian Agent or U.S. Agent, as the case may be, for the account of the Canadian Lenders or the U.S. Lenders, as the case may be, each month that Letters of Credit issued on behalf of such Borrower are outstanding, the applicable Letter of Credit Fee and the applicable Agent shall promptly pay such fees to such Lenders in accordance with the terms hereof.

(e)
Each Borrower for which a Letter of Credit has been issued on its behalf shall pay to the applicable Issuing Bank, sundry charges and out-of-pocket expenses payable in respect of Letters of Credit which the Issuing Bank issues pursuant to a request of such Borrower.

(f)
The parties hereto acknowledge and agree that the Existing Letters of Credit which were issued under the Fifth Amended and Restated Credit Agreement shall be deemed to be Letters of Credit issued under this Agreement for all purposes hereunder.

2.12	HSBC Sponsor Facility

(a)

(i)
In order to facilitate the making of loans by HSBC Australia under the HSBC Australia Facility, the Canadian Borrower irrevocably authorizes and directs HSBC Canada, and HSBC Canada agrees, to use the HSBC Sponsor Facility to sponsor HSBC Australia for advances made by HSBC Australia to CMN International Inc. under the HSBC Australia Facility.

(ii)
For purposes of determining the Participations of HSBC Canada for Advances to be made by the Canadian Lenders under the Canadian Revolving Facility, the Canadian Administrative Agent shall reference HSBC Canada's Commitment as reduced by the amount of the HSBC Sponsor Facility.

2.13	Use of Proceeds

The Borrowers shall only use the Facilities to finance acquisitions of Eligible Businesses (other than any acquisition by way of a hostile takeover), for working capital needs, for Capital Expenditures and for general corporate purposes, all in accordance with the terms of this Agreement.

2.14	Incremental Facility

(a)
The parties hereto agree that the Borrowers may at any time (provided that no Default or Event of Default has occurred and is continuing or would result therefrom), give notice in writing to the Canadian Agent requesting an increase of the Revolving Facilities hereunder ("Incremental Facility") at least 20 days prior to the date the Borrowers expect to implement such Incremental Facility.  The Incremental Facility shall be in a maximum aggregate principal amount of US$100,000,000.

(b)	If the Canadian Agent agrees to the Incremental Facility, the Borrowers shall forthwith provide the following information to the Canadian Agent in respect of the proposed Incremental Facility:

(i)
the Lenders or one or more other financial institutions (which other financial institutions shall be acceptable to the Canadian Administrative Agent) (each, an "Incremental Lender" and, collectively, the "Incremental Lenders") that have indicated their willingness either to a Borrower or to the Canadian Agent, as so advised to the Borrowers, to make commitments under such Incremental Facility;

(ii)	such Incremental Lender's proposed commitment in respect of such Incremental Facility (each, a "Lender's Incremental Commitment"); and

(iii)
the requested amount of the proposed Incremental Facility.  It is understood and agreed that no Lender shall be obligated to provide an Incremental Commitment and make advances thereunder unless and until such Lender has executed an Incremental Amending Agreement as provided in Section 2.14(d) and all the conditions precedent to the effectiveness of such Incremental Amending Agreement specified in 2.14(e) have been satisfied.

(c)	The parties hereto agree that:

(i)	the terms and conditions of the Incremental Facility shall be the same as the terms and conditions of the Facilities;

(ii)	the Incremental Facility shall be treated substantially the same as the Facilities (and in any event, no more favourably than the Facilities); and

(iii)
the amount of the Incremental Facility shall, subject to Section 2.14(a), be equal to the aggregate amount of each Incremental Lender's Incremental Commitment in respect of such Incremental Facility (collectively, the "Incremental Commitment").

(d)
The parties hereto agree that in order to establish an Incremental Facility, an amending agreement to this Agreement in form and substance satisfactory to the Canadian Agent (an "Incremental Amending Agreement") shall be executed by the Borrowers, the Incremental Lenders and the Administrative Agents and, without the consent of any other Lenders, shall effect such amendments to this Agreement as may be necessary or desirable, in the opinion of the Canadian Agent, to establish such Incremental Facility in accordance with the provisions of this Section 2.14.  An Incremental Amending Agreement shall:

(i)
provide that, for the purposes of this Agreement: (A) the Incremental Lenders shall be included in the definition of “Lenders”, (B) the applicable Incremental Commitment shall be included in the definition of “Commitment”, and (C) the Incremental Facility shall be included in the definition of “Facilities”; and

(ii)	contain such other provisions as the Canadian Agent may consider necessary or desirable to establish the Incremental Facility in accordance with the provisions of this Section 2.14.

(e)	The effectiveness of an Incremental Amending Agreement shall be subject to the conditions precedent that:

(i)	the Canadian Agent shall have received a duly executed and delivered Incremental Amending Agreement in relation to the Incremental Facility;

(ii)
the Borrowers and the Guarantors shall have executed and delivered such documentation as the Canadian Agent may consider necessary or desirable to establish the Incremental Facility and to ensure that the Security shall be held by the Collateral Agent for the rateable benefit of the Lenders and the Incremental Lenders;

(iii)	the representations and warranties contained in Article VIII shall be true and correct; and

(iv)	no Default or Event of Default shall have occurred and be continuing at the time that the Incremental Facility is established or after giving effect to any advances to be made thereunder.

2.15	Banking Services

Any Lenders may provide Banking Services to the Borrowers on terms and conditions acceptable to such Lender.  Banking Services obligations owing by the Borrowers shall be considered indebtedness hereunder.

ARTICLE III – REPAYMENT AND ACCOUNTS

3.1	Repayment

The Principal Amount of all Borrowings outstanding under all of the Facilities shall be repaid in full by the Borrowers, and all cash collateral required pursuant to this Agreement shall have been pledged to (and deposited with) the Collateral Agent, on the Final Maturity Date and the Commitments in respect of such Facilities shall terminate on such date.

3.2	Accounts kept by the Canadian Agent

The Canadian Agent shall keep in its books Accounts for the Letters of Credit, the Prime Rate Loans, U.S. Base Rate Loans, Libor Loans, Bankers’ Acceptances and other amounts payable by the Canadian Borrower under the Canadian Revolving Facility (including for greater certainty, any Loans made under the Canadian Swingline Facility which become Loans under the Canadian Revolving Facility).  The Canadian Agent shall make appropriate entries showing, as debits, the amount of the indebtedness of the Canadian Borrower in respect of the Letters of Credit, the Prime Rate Loans, U.S. Base Rate Loans, Libor Loans, and Bankers’ Acceptances, as the case may be, the amount of all accrued interest, and any other amount due to the Canadian Lenders or the Agents pursuant hereto, according to the respective Participation of each Lender in the Canadian Revolving Facility, and showing, as credits, each payment or repayment of principal and interest made in respect of such indebtedness, as well as any other amount paid to the Canadian Lenders or the Agents pursuant hereto, according to the respective Participation of each.  Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the Canadian Borrower and the Canadian Lenders.  The Canadian Agent shall supply any Canadian Lender and the Canadian Borrower, upon request, with statements of such Accounts.

3.3	Accounts kept by the Canadian Swingline Lender

The Canadian Swingline Lender shall keep in its books Accounts for the Prime Rate Loans and U.S. Base Rate Loans and other amounts payable by the Canadian Borrower under the Canadian Swingline.  The Canadian Swingline Lender shall make appropriate entries, showing as debits, the amount of indebtedness of the Canadian Borrower in respect of the Prime Rate Loans and U.S. Base Rate Loans, as the case may be, the amount of all accrued interest and any other amount due to the Canadian Swingline Lender and showing as credits, each payment or repayment of principal and interest made in respect of such indebtedness.  Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the Canadian Borrower.  The Canadian Swingline Lender shall supply any Canadian Lender or the Canadian Borrower, upon request, with statements of such Accounts.

3.4	Accounts kept by the U.S. Swingline Lender

The U.S. Swingline Lender shall keep in its books Accounts for U.S. Prime Rate Loans and other amounts payable by the U.S. Borrower under the U.S. Swingline.  The U.S. Swingline Lender shall make appropriate entries, showing as debits, the amount of indebtedness of the U.S. Borrower in respect of the U.S. Prime Rate Loans, the amount of all accrued interest and any other amount due to the U.S. Swingline Lender and showing as credits, each payment or repayment of principal and interest made in respect of such indebtedness.  Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the U.S. Borrower.  The U.S. Swingline Lender shall supply any U.S. Lender or U.S. Borrower, upon request, with statements of such Accounts.

3.5	Accounts kept by the U.S. Agent

The U.S. Agent shall keep in its books Accounts for the Letters of Credit, the U.S. Prime Rate Loans and Libor Loans and other amounts payable by the U.S. Borrowers  under the U.S. Revolving Facility (including for greater certainty, any Loans made under the U.S. Swingline Facility which have become Loans under the U.S. Revolving Facility).  The U.S. Agent shall make appropriate entries showing, as debits, the amount of the indebtedness of the U.S. Borrowers in respect of the U.S. Prime Rate Loans and Libor Loans, as the case may be, the amount of all accrued interest, and any other amount due to the U.S. Lenders or the Agents pursuant hereto, according to the respective Participation of each Lender, and showing, as credits, each payment or repayment of principal and interest made in respect of such indebtedness, as well as any other amount paid to the U.S. Lenders or the Agents pursuant hereto, according to the respective Participation of each.  Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the U.S. Borrowers and the U.S. Lenders.  The U.S. Agent shall supply any U.S. Lender and either U.S. Borrower, upon request, with statements of such Accounts.

3.6	Accounts kept by each Canadian Lender

Each Canadian Lender shall keep in its books, in respect of its Participation, accounts for the Letters of Credit, the Prime Rate Loans, U.S. Base Rate Loans, Libor Loans, Bankers’ Acceptances and other amounts payable by the Canadian Borrower under this Agreement.  Each Canadian Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of the Canadian Borrower towards it in respect of the Letters of Credit, the Prime Rate Loans, U.S. Base Rate Loans, Libor Loans, and Bankers’ Acceptances, as the case may be, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as any other amount paid to such Lender pursuant hereto.  These accounts shall constitute (in the absence of manifest error or of contradictory entries in the Accounts), prima facie evidence of their content against the Canadian Borrower.

3.7	Accounts kept by U.S. Lenders

Each U.S. Lender shall keep in its books, in respect of its Participation, accounts for the Letters of Credit, U.S. Prime Rate Loans, Libor Loans, and other amounts payable by the U.S. Borrowers under this Agreement.  Each U.S. Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of the U.S. Borrower towards it in respect of the Letters of Credit, U.S. Prime Rate Loans, Libor Loans, as the case may be, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as any other amount paid to such Lender pursuant hereto.  These accounts shall constitute (in the absence of manifest error or of contradictory entries in the Accounts), prima facie evidence of their content against the U.S. Borrowers.

3.8	Accounts Re: HSBC Australia Facility

HSBC Canada shall, at the request of the Canadian Administrative Agent on behalf of any Lender, request that HSBC Australia provide accounts for amounts advanced under the HSBC Australia Facility from time to time and upon receipt of such accounts shall provide them to the Canadian Administrative Agent

3.9	Promissory Notes

At the request of any Lender, each Borrower under the Facilities applicable to such Lender shall execute and deliver to such Lender a promissory note substantially in the form attached hereto as Schedule “P”.

3.10	Excess Resulting from Exchange Rate Change

(a)	Any time that, following one or more fluctuations in the exchange rate of the Cdn. Dollar against the U.S. Dollar, the sum of:

(i)	the Borrowings in Cdn. Dollars under the Canadian Facilities; and

(ii)	the Equivalent Amount in Canadian Dollars of the Borrowings in U.S. Dollars under the Canadian Facilities;

exceeds the Total Commitments under the Canadian Facilities then in effect, the Canadian Borrower shall, within 10 days thereafter, either:

(i)
make the necessary payments or repayments to the Canadian Agent or Canadian Swingline Lender, as the case may be, to reduce such sum to an amount equal to or less than the Total Commitments under the Canadian Facilities in effect on the date of such payment or repayment; or

(ii)
maintain or cause to be maintained with the Canadian Agent deposits of U.S. Dollars in an amount equal to or greater than the amount by which such sum exceeds the Total Commitments under the Canadian Facilities in effect on the date such deposits are provided to the Canadian Agent, such deposits to be maintained in such form and upon such terms as are acceptable to the Canadian Agent.  Until such time as such sum shall no longer exceed the Total Commitments under the Canadian Facilities, the Canadian Agent shall invest the deposits, in such manner and form of investment as shall be mutually acceptable to the Canadian Borrower and the Canadian Agent, and income earned thereon shall be received by the Canadian Agent for the Canadian Borrower’s account and paid to the Canadian Borrower.

(b)
Without in any way limiting the foregoing provisions, the Canadian Agent shall, on each Acceptance Date, Drawdown Date, Interest Payment Date and B/A Maturity Date make the necessary exchange rate calculations to determine whether any such excess exists on such date and, if there is an excess, it shall so notify the Canadian Borrower.

3.11	Currency

Borrowings and payments in respect thereof are payable in the currency in which they are denominated.

ARTICLE IV – INTEREST, ACCEPTANCE FEE,
LETTER OF CREDIT FEE AND COMMITMENT FEES

4.1	Interest on Libor Loans

(a)
The U.S. Borrowers shall pay, on each applicable Interest Payment Date, to the U.S. Agent for the account of the U.S. Lenders interest on each Libor Loan in U.S. Dollars drawn down by the U.S. Borrowers for each Libor Interest Period at that rate per annum determined by the U.S. Agent to be equal to the sum of the applicable Libor Margin plus LIBOR.  Each determination by the U.S. Agent of the rate of interest applicable to a Libor Interest Period shall, in the absence of manifest error, be final, conclusive and binding upon the U.S. Borrowers and the U.S. Lenders.  Upon determination of the rate of interest applicable on the Libor Determination Date, the U.S. Agent shall notify the U.S. Borrowers and the U.S. Lenders of such rate.  Such interest shall be calculated daily on the basis of the actual number of days elapsed divided by 360.

(b)
The Canadian Borrowers shall pay, on each applicable Interest Payment Date, to the Canadian Agent for the account of the Canadian Lenders interest on each Libor Loan in U.S. Dollars drawn down by the Canadian Borrowers for each Libor Interest Period at that rate per annum determined by the Canadian Agent to be equal to the sum of the applicable Libor Margin plus LIBOR.  Each determination by the Canadian Agent of the rate of interest applicable to a Libor Interest Period shall, in the absence of manifest error, be final, conclusive and binding upon the Canadian Borrowers and the Canadian Lenders.  Upon determination of the rate of interest applicable on the Libor Determination Date, the Canadian Agent shall notify the Canadian Borrowers and the Canadian Lenders of such rate.  Such interest shall be calculated daily on the basis of the actual number of days elapsed divided by 360.

(c)
The yearly rate of interest to which the rate determined in accordance with the foregoing provisions of this Section 4.1 is equivalent, is the rate so determined multiplied by the actual number of days in that year and divided by 360.

4.2	Interest on U.S. Base Rate Loans

(a)
The Canadian Borrower shall pay to the Canadian Agent for the account of the Canadian Lenders in U.S. Dollars, interest on each U.S. Base Rate Loan made under the Canadian Revolving Facility as evidenced by the Accounts of the Canadian Agent at a rate per annum equal to the sum of:

(i)	the U.S. Base Rate Margin; and

(ii)	the U.S. Base Rate.

(b)
The Canadian Borrower shall pay to the Canadian Swingline Lender in U.S. Dollars, interest on each U.S. Base Rate Loan made under the Canadian Swingline Facility as evidenced by the Accounts of the Canadian Swingline Lender at a rate per annum equal to the sum of:

(i)	the U.S. Base Rate Margin; and

(ii)	the U.S. Base Rate.

(c)	Each change in the fluctuating rate for U.S. Base Rate Loan will take place simultaneously with a corresponding change in the U.S. Base Rate.

(d)
The yearly rate of interest to which the rate determined in accordance with the foregoing provisions of this Section 4.2 is equivalent, is the rate so determined multiplied by the actual number of days in that year and divided by 360.

(e)	This interest is payable quarterly in arrears on each Interest Payment Date for the period up to and including the last day of the previous Quarter.

4.3	Interest on Prime Rate Loans

(a)
The Canadian Borrower shall pay the Canadian Agent for the account of the Canadian Lenders in Canadian Dollars interest on each Prime Loan made under the Canadian Revolving Facility as evidenced by the Accounts at a rate per annum equal to the sum of:

(i)	the Prime Rate Margin; and

(ii)	the Prime Rate.

(b)
The Canadian Borrower shall pay to the Canadian Swingline Lender in Cdn.$, interest on each Prime Loan made under the Canadian Swingline Facility as evidenced by the Accounts of the Canadian Swingline Lender at a rate per annum equal to the sum of:

(i)	the Prime Rate Margin; and

(ii)	the Prime Rate.

(c)	Each change in the fluctuating interest rate for a Prime Rate Loan will take place simultaneously with the corresponding change in the Prime Rate.

(d)
This interest is payable quarterly in arrears on each Interest Payment Date for the period up to and including the last day of the previous Quarter and shall be calculated daily on the basis of the actual number of days elapsed in a year of 365 or 366 days, as the case may be.

4.4	Interest on U.S. Prime Rate Loans

(a)
The U.S. Borrowers shall pay to the U.S. Agent for the account of the U.S. Lenders in U.S. Dollars, interest on each U.S. Prime Rate Loan as evidenced by the Accounts at a rate per annum equal to the sum of:

(i)	the U.S. Prime Rate Margin; and

(ii)	the U.S. Prime Rate.

(b)
The U.S. Borrowers shall pay to the U.S. Swingline Lender in U.S. Dollars interest on each U.S. Prime Rate Loan as evidenced by the Accounts of the U.S. Swingline Lender at a rate per annum equal to the sum of:

(i)	the U.S. Prime Rate Margin; and

(ii)	the U.S. Prime Rate.

(c)	Each change in the fluctuating rate for a U.S. Prime Rate Loan will take place simultaneously with a corresponding change in the U.S. Prime Rate.

(d)
The yearly rate of interest to which the rate determined in accordance with the foregoing provisions of this Section 4.4 is equivalent, is the rate so determined multiplied by the actual number of days in that year and divided by 360.

(e)	This interest is payable quarterly in arrears on each Interest Payment Date for the period up to and including the last day of the previous Quarter.

4.5	Libor Interest Periods

If a U.S. Borrower or the Canadian Borrower is borrowing by way of a Libor Loan or if a U.S. Borrower or the Canadian Borrower elects to convert into a Libor Loan pursuant to Section 2.3, the applicable Borrower shall, prior to the expiration or beginning of each Libor Interest Period , select and notify the Canadian Agent and/or the U.S. Agent, as the case may be, at least 3 Business Days prior to:

(a)	the last day of the current Libor Interest Period for such Libor Loan;

(b)
the Conversion Date, as the case may be, of the next or new, as the case may be, Libor Interest Period applicable to such Libor Loan, which new Libor Interest Period, as applicable, shall commence on and include the day following the expiration of the prior Libor Interest Period.  If a Borrower fails to select and to notify the Canadian Agent or the U.S. Agent, as the case may be, of the Libor Interest Period applicable to a Libor Loan, such Borrower shall be deemed to have selected a Libor Interest Period, of one month or 30 days, as the case may be.

In any event, no Libor Interest Period shall end on a date falling after the Final Maturity Date.  The Borrowers shall ensure, when selecting a Libor Interest Period, that no Libor Loan shall be required to be prepaid in order for the Borrowers to perform their obligations under Section 3.1.

4.6	Interest on Overdue Amounts

The Canadian Borrower shall pay to the Canadian Agent for the account of the Canadian Lenders and the U.S. Borrowers shall pay to the U.S. Agent for the account of the U.S. Lenders, on demand, interest on all overdue payments in connection with this Agreement, at a rate per annum which is equal to 2% per annum in excess of (a) the applicable rates of interest (inclusive of Libor Margin) payable under Section 4.1 in the case of payments of principal or interest on Libor Loans or (b) the applicable rates of interest (inclusive of Prime Rate Margin, U.S. Base Rate Margin or U.S. Prime Rate Margin) payable under Sections 4.2, 4.3 or 4.4 in the case of any other payments in Cdn.$ or U.S.$, as applicable.

4.7	Acceptance Fee

An Acceptance Fee shall be:

(a)	payable by the Canadian Borrower to the Canadian Agent for distribution to the Canadian Lenders on the Acceptance Date for each Bankers’ Acceptance issued; and

(b)	calculated on the Principal Amount of each Bankers’ Acceptance for the number of days in the term of such Bankers’ Acceptance and based on a year of 365 days.

4.8	Commitment Fees

(a)	From and including the date hereof to and including the Final Maturity Date,

(i)
the Canadian Borrower shall pay to the Canadian Agent, for the account of the Canadian Lenders to be allocated among and paid to such Lenders pro rata in accordance with such Lenders’ respective Commitments, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the Canadian Revolving Facility for each Quarter and payable quarterly in arrears and based on a year of 365 or 366 days as the case may be;

(ii)
the U.S. Borrowers shall pay to the U.S. Agent, for the account of the U.S. Lenders to be allocated among and paid to such Lenders pro rata in accordance with such Lenders’ respective Commitments, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the U.S. Revolving Facility  for each Quarter and payable quarterly in arrears and based on a year of 365 or 366 days as the case may be;

(iii)
the Canadian Borrower shall pay to the Canadian Swingline Lender, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the Canadian Swingline Facility for each Quarter and payable quarterly in arrears and based on a year of 365 or 366 days as the case may be; and

(iv)
the U.S. Borrowers shall pay to the U.S. Swingline Lender, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the U.S. Swingline Facility for each Quarter and payable quarterly in arrears and based on a year of 365 or 366 days as the case may be.

4.9	Letter of Credit Fronting Fee

The Canadian Borrower or a U.S. Borrower, as the case may be shall pay to the Issuing Bank for its own account issuing a Letter of Credit on behalf of such Borrower, a letter of credit fronting fee of 0.25% of the Principal Amount of such Letter of Credit.

4.10	Effective Date for Changes in Applicable Margins

(a)
From the Effective Date through to June 30, 2012, the Applicable Margin will be set at level 3.  Thereafter, Applicable Margins will be adjusted effective as of the first day of the month following the date that the Canadian Borrower is required to deliver financial statements in accordance with Section 8.2(h).

(b)
In the event that the Borrower fails to deliver its financial statements when required in accordance with Section 8.2(h), Applicable Margins shall be adjusted to level 5 until the first day of the month following the delivery of financial statements of the Canadian Borrower providing the information confirming that an adjustment to the Applicable Margins has come into effect or that no adjustment to the Applicable Margins has come into effect, as the case may be.

(c)
Notwithstanding any other provision of this Agreement, in the event that the Borrowers are entitled to an adjustment to the rates applicable to any Borrowings outstanding by way of Bankers’ Acceptances, Letters of Credit, and/or Loans, such rates shall not be adjusted prior to:

(i)	in the case of Bankers’ Acceptances, the applicable B/A Maturity Date;

(ii)	in the case of Letters of Credit, the next fee payment date; and

(iii)	in the case of Loans, the end of the applicable Interest Period.

ARTICLE V – CONDITIONS PRECEDENT

5.1	Conditions Precedent

The Lenders’ and Issuing Banks’ obligations to make available any Borrowings under the Facilities on any Drawdown Date or Acceptance Date (other than in respect of a Conversion pursuant to Section 2.3) or date of issuance of a Letter of Credit is subject to and conditional upon the satisfaction of each of the following conditions:

(a)	On each Drawdown Date, Acceptance Date or date of issuance of a Letter of Credit:

(i)
the Canadian Agent and the U.S. Agent, as the case may be, shall have received a notice of the requested Borrowing or Conversion in accordance with Section 2.2 or 2.3, as applicable, and with respect to Letters of Credit, the Issuing Bank shall have received an application therefor and any other documents it may require, all in form and substance satisfactory to such Issuing Bank;

(ii)	there shall exist no Default or Event of Default; and

(iii)
the representations and warranties set out in Section 8.1 would, if made on such date, be true and accurate in all material respects on each such Drawdown Date or Acceptance Date or date of issuance of a Letter of Credit;

(b)
on or before the Effective Date, the Canadian Agent shall have received, in sufficient quantities to provide 1 copy to each Lender, this Agreement duly executed by the Borrowers, the Unlimited Guarantors, the Lenders, the Canadian Agent, the U.S. Agent and the Collateral Agent;

(c)
on or before the Effective Date, the following shall have been delivered to the Collateral Agent, in each case, in form and substance satisfactory to the Collateral Agent and Lenders’ Counsel and in the case of clause (iii) of this paragraph (c), in form and substance satisfactory to the U.S. Lender referred to therein:

(i)
certified copies of the articles and certificate of incorporation of each of the Borrowers and the Guarantors, their respective borrowing by laws, if any, and resolutions of their respective boards of directors authorizing the execution, delivery and performance of this Agreement and the Security by them respectively;

(ii)
the certificate (without personal liability) of the president, the chief financial officer or treasurer or corporate controller of each of the Borrowers and the Unlimited Guarantors confirming, in all material respects, the veracity of the representations and warranties set out in Section 8.1, substantially as set out in Schedule “J” supplemented by all such certificates as Lenders’ Counsel may require;

(iii)	promissory note(s) requested by a U.S. Lender;

(iv)
incumbency certificates setting forth the signatures and titles of Authorized Signatories for each Borrower, certifying their authority to sign this Agreement and any documents contemplated hereby or provided in connection herewith; and

(v)	certificates describing the Shareholders Agreements and Call Price Formulae in effect as of the Effective Date;

(d)
on or before the Effective Date, the Canadian Agent shall have received the opinions in form and substance satisfactory to the Canadian Agent, the Lenders and the Lenders’ Counsel of each of Borrowers’ Canadian Counsel, Borrowers’ U.S. Counsel, each addressed to the Canadian Agent, the U.S. Agent, the Collateral Agent, the Lenders and Lenders’ Counsel;

(e)
the Collateral Agent shall have received all Direct Security together with an assignment of all Intercompany Debt and Security and all applicable Security Support Documents and all registrations and filings and amendments to registrations and filings in respect of the Security shall have been made to the satisfaction of Lenders’ Counsel in such  jurisdictions as Lenders’ Counsel shall  determine to be necessary or appropriate;

(f)
there shall not have occurred any event, act or thing which would have a material adverse effect on the business, operations or properties of the Borrowers or any Subsidiary or the rights and Security of the Lenders or on the ability of any Borrower or any Guarantor to perform all its obligations under this Agreement or any Security;

(g)	the Canadian Agent shall have received an Officer’s Certificate of the Canadian Borrower (in form and substance satisfactory to the Canadian Agent) certifying,

inter alia, the insurance policies of the Borrowers and the Subsidiaries and the terms and extent of coverage thereunder;

(h)
the Lenders shall have received a list disclosing all of the Canadian Borrowers’ Subsidiaries in existence on the initial Acceptance Date or Drawdown Date or date of issuance of a Letter of Credit, and shall have completed their due diligence review (to the extent any Lender conducts such a review) of the Borrowers, Guarantors and the other Subsidiaries, including review of audited and unaudited intercompany debt arrangements, the Shareholders’ Agreements, call options, non-competition agreements with key management personnel, compliance with environmental regulations, leases and outstanding material litigation;

(i)
the Lenders shall have received the Canadian Borrower's 5 year proforma business plan and financial projections (for each Fiscal Year), on a consolidated basis, including profit and loss statements, cash flow statements, balance sheets and projected capital expenditures for each such Fiscal Year, all to be prepared in a manner consistent with GAAP; and

(j)
on or before the Effective Date, the Collateral Agent, the Canadian Agent, the U.S. Agent, the Lenders and Lenders’ Counsel shall have received (i) all documents deliverable pursuant to the closing checklist prepared by Lenders’ Counsel, and (ii) payment of all fees or other amounts then due and payable to them in connection with this Agreement.

5.2	Conditions Precedent to Borrowings to Make Acquisitions

The Lenders’ obligations to make available any Borrowings for acquisitions (other than increases in the interest in a Subsidiary already owned directly or indirectly by a Borrower and other than acquisitions of Unrestricted Entities) on any Drawdown Date or Acceptance Date are subject to and conditional upon the satisfaction of each of the following conditions (in addition to the conditions set out in Section 5.1):

(a)	at least 5 Business Days prior to such Drawdown Date or Acceptance Date the Canadian Agent or the U.S. Agent, as the case may be, shall have received:

(i)	a certificate from the Canadian Borrower’s president, chief financial officer or corporate controller, substantially as in Schedule “N”, to the following effect:

(A)	the proposed Borrowing shall be used to assist a Borrower in financing the acquisition of an Eligible Business;

(B)
as the result of the completion of the acquisition of such business, the projected EBITDA derived specifically through the transaction of business by such acquired business in Singapore, in countries which are members of the OECD and/or are member countries of the European Union coupled with the EBITDA derived specifically through the transaction of business by the Canadian Borrower and its Subsidiaries (other than Unrestricted Entities) in Singapore, in countries which are members of the OECD and/or member countries of the European Union, would be no less than 85% of Consolidated EBITDA;

(C)
in the opinion of the Canadian Borrower or, where the Canadian Borrower has identified the existence of potentially Hazardous Materials, a third party environmental consultant engaged by the Canadian Borrower of experience and reputation reasonably satisfactory to such Agent certifying that such Eligible Business has been and can continue to be conducted in compliance with any applicable Environmental Laws and that no material adverse change in the earnings of the applicable Acquisition Entity or the Canadian Borrower shall result therefrom;

(D)	that no Event of Default or event which with notice or the passage of time or both will become an Event of Default or will occur as a consequence of such acquisition; and

(E)
describing the shareholders agreement to be entered into in connection with such acquisitions including a description of the call price formula applicable to the future acquisition of shares of such Acquisition Entity not purchased at the time of such acquisition.

(b)
In the event that Total Debt to Consolidated EBITDA is at 3.25:1 or higher, determined on a pro forma basis after giving effect to the proposed acquisition, the Borrowers will have received the consent of the Majority Lenders.

ARTICLE VI – PREPAYMENT, CANCELLATION,
REALLOCATION, MANDATORY APPLICATION OF CASH PROCEEDS

6.1	Prepayment and Cancellation

(a)
The Borrowers may at any time prepay (including the pledging and depositing of cash collateral required hereunder, as applicable), in whole or in part, Borrowings outstanding under the Facilities and thereby reduce or cancel, as the case may be, corresponding Commitments by the amount of such prepayment upon giving the Canadian Agent and/or the U.S. Agent, as the case may be, at least 3 Business Days’ prior written notice, in the case of the Canadian Facilities, in minimum amounts of Cdn.$10,000,000 and multiples of Cdn. $1,000,000 thereafter (or the Equivalent Amount thereof in U.S.$) and in the case of the U.S. Facilities, in minimum amounts of U.S. $10,000,000 and multiples of U.S. $1,000,000 thereafter.  Any such prepayment of Borrowings outstanding under the Facilities shall be applied against reductions of Commitments and related repayment instalments required to be made under Section 3.11 in inverse order of maturity

For greater certainty repayments made under a Revolving Facility or a Swingline Facility pursuant to Section 2.2 do not constitute prepayments under this Section 6.1.

(b)
The Borrowers may, at any time, reduce or cancel any unused portion of the Commitments, provided that to the extent any such reduction shall cause any Borrowings outstanding to exceed the Commitments so reduced or cancelled such Borrowers shall prepay any such excess in accordance with paragraph (a) above.

(c)	Any prepayment and reduction or cancellation relating to Bankers’ Acceptances, or Libor Loans shall be made subject to the Borrowers’ obligations under Section 7.4.

(d)	Any such prepayment and reduction shall reduce the Commitments of the Lenders pro rata according to their respective Participations.

6.2	Notice

Each notice of prepayment and reduction or cancellation given pursuant to this Article shall be irrevocable, and shall specify the date upon which such prepayment and reduction or  cancellation is to be made. A Borrower may not thereafter give a notice of prepayment and reduction or cancellation of such part of the Facilities for a date other than the date so specified in any previous such notice.

6.3	Status of Lender

If, at any time:

(a)	the Commitment of any Lender is, in accordance with the terms of this Agreement, permanently reduced to zero;

(b)	all indebtedness owed to such Lender by the Borrowers hereunder or in connection herewith has been finally and indefeasibly satisfied in full; and

(c)	such Lender is under no further actual or contingent obligation hereunder;

then such Lender shall cease to be a party hereto and a Lender for the purposes hereof; provided however that all indemnities and provisions of this Agreement for the benefit of such Lender shall survive termination for the benefit of such Lender.

6.4	Fees

Upon cancellation of the Facilities in accordance with this Article VI, all accrued and unpaid fees for the Facilities as provided shall be paid in full on and to such cancellation date.

6.5	Mandatory Application of Cash Proceeds

Each Borrower shall apply 100% of the net cash proceeds which are derived from the sale or disposition of assets by it or any of its Subsidiaries (other than Unrestricted Entities and Immaterial Subsidiaries), other than in the ordinary course of business, towards repayment of the Principal Amount of Borrowings outstanding from time to time under the Facilities, except to the extent (a) that such net proceeds are reinvested within 12 months of receipt thereof (unless such time period is extended with the prior written consent of the Majority Lenders), in the businesses of the Borrowers and their Subsidiaries or (b) that such net proceeds are less than

US$20,000,000 in the aggregate during the term of this Agreement.  Any such prepayment shall  constitute a permanent reduction of availability under the Facilities  In the event that all or any part of such net proceeds are in excess of the amount required to prepay the outstanding indebtedness under the Facilities at such time, (the “Excess Proceeds”) the availability under the Facilities shall be permanently reduced by the amount of such prepayment plus by the amount of the Excess Proceeds.

6.6	Reallocation

The Borrower may, no more than four (4) times per annum and with thirty (30) days prior written notice, require that the Canadian Administration Agent reallocate, amongst the U.S. and Canadian Lenders, the Total Canadian Commitments and the Total U.S. Commitments.

ARTICLE VII – SPECIAL LIBOR
AND INCREASED COST PROVISIONS

7.1	Substitute Rate of Borrowing

If, on any Libor Determination Date during the term of this Agreement, any Lender reasonably determines (which determination is final, conclusive and binding upon the Borrowers and the Lenders) and advises the Canadian Agent or the U.S. Agent, as the case may be, that:

(a)	adequate and fair means do not exist for ascertaining the rate of interest on a Libor Loan,

(b)
the making or the continuing of a loan bearing interest substantially similar to a Libor Loan by such Lender has become impracticable by reason of circumstances which materially and adversely affect, in the case of a Libor Loan, the London interbank market, or

(c)
deposits in U.S. Dollars are not available to such Lender, in the case of a Libor Loan, in the London interbank market, in sufficient amounts in the ordinary course of business for the applicable Libor Interest Period to make, fund or maintain a loan bearing interest substantially similar to a Libor Loan during such Libor Interest Period, then, the Canadian Agent or the U.S. Agent, as the case may be, shall promptly notify the applicable Borrower in writing and such Borrower shall (if so notified), promptly and, in any  event, no later than by close of business on the day it receives such notification, advise such Agent of the Type into which the Borrower wishes to convert such Libor Loan.  Should a Borrower fail to advise such Agent, the Borrower shall be deemed to have given such Agent notice to convert (a) any such Libor Loan to the Canadian Borrower denominated in U.S.$, into an U.S. Base Rate Loan, and any such Libor Loan will be deemed to be an U.S. Base Rate Loan for all purposes under this Agreement, and (b) any such Libor Loan to a U.S. Borrower, into an U.S. Prime Rate Loan, and any such Libor Loan will be deemed to be an U.S. Prime Rate Loan for all purposes under this Agreement.

With a view to returning to the normal operation of the Facilities, the Canadian Agent or the U.S. Agent, as the case may be, shall, after having consulted with the applicable Borrowers and the

Lenders, examine the situation at least weekly to determine if the circumstances described in Section 7.1 (a), (b) or (c) still prevail.

If the Canadian Agent (on instruction from any Lender) determines in good faith, which determination will be final, conclusive and binding upon the Borrowers, and so notifies the Canadian Borrower, that there does not exist at the applicable time a normal market in Canada for the purchase and sale of Bankers Acceptances, any right of the Canadian Borrower to require the Lenders to purchase Bankers’ Acceptances and Discount Notes under this Agreement will be suspended until the Canadian Agent determines that such market does exist and gives notice thereof to the Canadian Borrower and any Drawdown Notice or Conversion notice requesting Bankers’ Acceptances will be deemed to be a Drawdown Notice or Conversion Notice requesting a Prime Rate Loan in a similar aggregate principal amount.

7.2	Increased Cost

If the introduction of, or any change in, applicable law, regulation, treaty or official directive or regulatory  requirement now or hereafter in effect (whether or not having the force of law) or in the interpretation or application thereof by any court or by any judicial or governmental authority charged with the interpretation or administration thereof, or if  compliance by a Lender with any request from any central bank or other fiscal, monetary or other regulatory authority (other than a change in the relative credit rating or borrowing ability of a Lender) (whether or not having the force of law):

(a)
subjects any Lender to any Tax, or changes the basis of taxation of payments due to such Lender or increases any existing Tax, on payments of principal, interest or other amounts payable by a Borrower to such Lender under this Agreement (in each case, except for Taxes on the net income or capital of such Lender),

(b)
imposes, modifies or deems applicable any reserve, special deposit, regulatory, capital or similar requirement against assets held by or deposits in or for the account of, or loans bearing interest at a rate fixed on the basis of the London interbank market rates by, or any other acquisition of funds for loans bearing interest at a rate fixed on the basis of the London interbank market rates or any commitments or authorizations in respect thereof by any Lender or an office of any Lender, or

(c)	imposes on any Lender any other condition with respect to this Agreement (except for Taxes on the net income or capital of such Lender),

and the result of Sections 7.2 (a), (b) or (c) is to increase the cost to any Lender or to reduce the income receivable by such Lender in respect of a Libor Loan or BA Equivalent Loan by any amount, the applicable Borrower shall pay to the Canadian Agent or the U.S. Agent, as the case may be, for the account of any such Lender, that amount which compensates such Lender for such additional cost or reduction in income (“Additional Compensation”) arising and calculated as and from a date which shall not be earlier than the 30th day preceding the date the applicable Borrower receives the notice referred to in the following sentence. Upon any Lender having determined that it is entitled to Additional Compensation, it shall promptly notify the Canadian Agent or the U.S. Agent, as the case may be, and such Agent shall promptly notify the applicable Borrower.  A certificate by any manager of such Lender setting forth the amount of the

Additional Compensation and the basis for it shall be submitted by such Lender to such Agent and forwarded by such Agent, to the applicable Borrower and, absent manifest error,  shall be prima facie evidence of the amount of the Additional Compensation and the applicable Agent shall debit, from the applicable Borrower’s accounts, the amount stipulated as  Additional Compensation in such certificate in accordance with Section 10.8.

If an Agent notifies a Borrower pursuant to this Section 7.2, such Borrower shall have the right, upon written irrevocable notice to that effect delivered to such Agent at least 10 Business Days prior to the end of such  Libor Interest Period, to repay or convert such Lender’s Participation in any such Libor Loan in full, together with payment of accrued interest and the Additional Compensation to the date of payment, to U.S. Base Rate Loans which do not suffer the same defect or U.S. Prime Rate Loans, as the case may be, denominated in U.S.$.

7.3	Illegality

If the introduction of, or any change in, applicable law, regulation, treaty or official directive, or regulatory requirement (whether or not having the force of law) or in the interpretation or application thereof by any court or by any  governmental authority charged with the administration thereof, makes it unlawful, or prohibited for any Lender to make, to fund or to maintain Libor Loans, such Lender may, by written notice to the Canadian Agent or the U.S. Agent, which notice shall be promptly communicated by such Agent to the applicable Borrower  terminate its obligations to make, to fund or to maintain Libor Loans and the applicable Borrower shall prepay or convert such Lender’s Participation in the Libor Loans forthwith (or at the end of any applicable Libor Interest Period as such Lender in its discretion agrees) together with payment of all additional amounts as may be applicable to the date of payment, to U.S. Base Rate Loans which do not suffer the same defect or U.S. Prime Rate Loans, as the case may be, denominated in U.S.$.

7.4	Indemnity

If a Borrower prepays or converts, whether pursuant to Section 6.1, 7.2, 7.3 or 7.5 or otherwise repays pursuant to Section 6.5, a Libor Loan or a Banker’s Acceptance on a day other than the last day of a Libor Interest Period or BA Maturity Date, as applicable, such Borrower shall indemnify the Lenders for any loss, cost or expense (except that in the case of prepayment or conversion pursuant to Section 7.3, such loss, cost or expense shall be restricted to actual costs incurred by the Lenders) incurred in maintaining or redeploying deposits obtained by the Lenders to fund such Libor Loan or Banker’s Acceptance.  The provisions of Section 11.1(d) shall apply to such indemnification mutatis mutandis.

7.5	Other Increased Costs or Reductions in Return

(a)
If, with respect to any accommodation of any kind or nature provided by the Lenders under this Agreement, whether by way of Bankers’ Acceptances or otherwise (each accommodation being in this Section 7.5 referred to as an “Accommodation”) and as a result of the introduction of or any change in any law, regulation, rule or order or in its interpretation or administration or by reason of any compliance with any guideline, request or requirement from any fiscal, monetary or other authority (other than a change in the relative credit rating or borrowing ability of a Lender with respect to such Accommodation) (whether or not having the force of law) which it is customary for a bank or other lending institutions to comply with in respect of all its loans or facilities of similar type in Canada or the U.S. as the case may be, in relation to Facilities made available to the Borrowers:

(i)
any Lender incurs a cost (which it would not otherwise have incurred) or becomes liable to make a payment (calculated with reference to the Borrowings outstanding under an Accommodation) with respect to continuing to provide or maintain an Accommodation (other than Taxes imposed on the net income or capital of such Lender);

(ii)	any reserve, special deposit, capital or similar requirement is imposed or increased with respect to an Accommodation increasing the cost thereof to any Lender; or

(iii)
any Lender suffers a reduction in its effective return on the date hereof, on the transactions contemplated under this Agreement (as determined by such Lender after taking into account any reduction in the rate of return (before Tax) on its overall capital arising as a consequence of compliance with any such guideline, request or requirement as aforesaid);

then the Borrowers shall, subject to the terms and conditions hereof, pay to such Lender such amount (the “Additional Other Compensation”) as will compensate the Lender for and will indemnify the Lender against such increase in costs or reduction of rate of return with respect to the Facilities (arising and calculated as and from a date which shall not be earlier than the 30th day preceding the date a Borrower receives notice from the Canadian Agent or the U.S. Agent, as the case may be, pursuant to Section 7.5 (b) below).

(b)
The Lender shall, forthwith, after incurring a cost as set out in Section 7.5 (a)(i), suffering an increase in cost as set out in Section 7.5 (a) (ii) or suffering a reduction in its effective return as set out in Section 7.5 (a) (iii) (each being in this Section referred to as an “Event”) entitling the Lender to the payment of Additional Other Compensation and the Lender determining to claim such Additional Other Compensation, shall give notice to the Canadian Agent or the U.S. Agent, as the case may be, of the Additional Other Compensation  claimed with details of the Event giving rise thereto and the Agent shall promptly provide a copy of such notice to the applicable Borrower.  Such Lender shall at that time or within 20 days thereafter provide to such Agent a certificate setting out in reasonable detail a compilation of the Additional Other Compensation claimed (and where appropriate the Lender’s reasonable allocation to a Facility of Additional Other Compensation with respect to the aggregate of such similar facilities granted by the Lender affected by such Event) or, if the Lender is then unable to determine the Additional Other Compensation or the method of compilation thereof, an estimate of such Additional Other Compensation and/or the method or the basis on which the Lender estimates the calculation will be made which estimate will be confirmed or adjusted by the aforesaid certificate.

The Agent shall promptly provide a copy of such certificate to the applicable Borrower.  The certificate of the Lender with respect to the Additional Other Compensation shall , absent manifest error, constitute prima facie evidence of the amount payable.  The Borrower shall, within 60 days of receipt of such notice from the Lender, pay to such Agent, for the account of the Lender, the Additional Other Compensation (or the estimated Additional Other Compensation) claimed but if the Additional Other Compensation claimed and paid is greater or lesser than the Additional Other Compensation as finally determined, the Lender or the Borrower, as the case may be, shall pay to the other the amount required to adjust the payment to the Additional Other Compensation required to be paid.  The obligation to pay such Additional Other Compensation for subsequent periods will continue, subject as herein provided, until the earlier of the termination of the Accommodation affected by the Event referred to in the notice given by the Lender to the Agent or the lapse or cessation of the Event giving rise to the Additional Other Compensation.

(c)
Within 120 days of receipt of the above mentioned notice from the Agent, the Borrower may notify such Agent that it elects to repay or cancel, as the case may be, an Accommodation with respect to which Additional Other Compensation is claimed, or such Lender’s Participation therein, and, if such election to repay or cancel is made, the Borrower shall 45 days after the giving of the notice of election to repay or cancel to such Agent (for distribution to the Lenders or to such Lender, as the case may be) such Accommodation or Participation, as the case may be, pay or cancel the same, together with payment of accrued interest, if any, and the Additional Other Compensation (or the estimated Additional Other Compensation) applicable thereto calculated to the date of such repayment or cancellation.  If any such repayment constitutes a prepayment of Bankers’ Acceptances, the Canadian Borrower shall deposit with the Canadian Agent (for the benefit of the Canadian Lenders involved) an amount equal to the face amount of all Bankers’ Acceptances then outstanding which are to be prepaid (the “Prepaid Bankers’ Acceptances”).  The Canadian Agent shall, upon maturity of the Prepaid Bankers’ Acceptances, apply the sum so deposited against payment of the Prepaid Bankers’ Acceptances and remit to the Canadian Borrower the interest earned on the sum deposited.

(d)
For greater certainty, the costs referred to in Section 7.5(a) which may be included in Additional Other Compensation shall not include costs (i) which have already been factored into the Prime Rate, the U.S. Base Rate or the U.S. Prime Rate, as the case may be or (ii) which are attributable to staff time and related administrative costs incurred in the preparation and submission of compliance reports.

7.6	Additional Cost in Respect of Tax

(a)
Each payment to be made by a Borrower or an Unlimited Guarantor hereunder or in connection herewith to any other party hereto shall be made free and clear of and without deduction for or on account of Tax (except for Taxes on the net income or capital of a Lender or Taxes resulting from such Lender changing its residency for tax purposes) unless a Borrower or such Unlimited Guarantor is required to make such a payment subject to the deduction or withholding of Tax, in which case the sum payable by such Borrower or such Unlimited Guarantor in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, such other party hereto receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.

(b)
If any Lender or any Agent, on behalf of such Lender or on its own behalf, is required by law to make any payment on  account of Tax (except for Taxes on the overall net income or capital of such Lender or Agent or Taxes resulting from such Lender or Agent changing its residency for tax purposes) on or in relation to any sum received or receivable hereunder by such Lender or such Agent, or any liability in respect of any such payment is asserted, imposed, levied or assessed against such Lender or such Agent, the applicable Borrower and the Unlimited Guarantors, as applicable will, upon demand of such Lender or Agent, promptly indemnify such Lender or Agent (as the case may be) against such payment or liability, together with any interest, penalties and expenses payable or incurred in connection therewith.  If a Lender or Agent has paid over on account of Tax (other than Taxes excepted above) an amount paid to such Lender or Agent by a Borrower or an Unlimited Guarantor pursuant to the foregoing indemnification and the amount so paid over is subsequently refunded to such Lender or Agent, in whole or in part, such Lender shall promptly remit such amount refunded to such Borrower or Unlimited Guarantor, as the case may be.

7.7	Claims under Section 7.6

A Lender or Agent intending to make a claim pursuant to Section 7.6 shall deliver to the Canadian Agent or the U.S. Agent, as the case may be, reasonably promptly after becoming aware of the circumstances giving rise to the claim, a certificate to that effect specifying the event by reason of which it is entitled to make such claim and setting out in reasonable detail the basis and computation of such claim.  Such Agent shall promptly deliver to the applicable Borrower a copy of such certificate.

7.8	Tax Receipts

If at any time a Borrower is required by law to make any deduction or withholding from any sum payable by it hereunder or in connection herewith (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated) such Borrower shall promptly notify the Canadian Agent or the U.S. Agent, as the case may be, thereof.

If a Borrower makes any payment hereunder or in connection herewith in respect of which it is required by law to make any deduction or withholding it shall pay the full amount to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under applicable law and shall deliver to such Agent within 30 days after it has made such payment to the applicable authority:

(a)	a receipt issued by such authority; or

(b)	other evidence reasonably satisfactory to such Agent evidencing the payment to such authority of all amounts so required to be deducted or withheld from such payment.

7.9	Internal Revenue Service Forms

(a)
Each U.S. Lender and each of their respective successors and assigns, shall provide each of the U.S. Borrowers (with copies to the U.S. Agent), with (x) Internal Revenue Service Forms W8ECI or W8BEN or Form W-9, as appropriate, or any successor Forms prescribed by the Internal Revenue Service, certifying that such Lender is entitled to benefits under an income tax treaty to which the United States is a party which exempts such Lender from United States withholding tax or certifying that the income receivable by it pursuant to this Agreement is effectively connected with the conduct of a trade or business in the United States or certifying that such Lender is a U.S. Person as defined by Section 7701(a)(30) of the Code or (y) solely if such Lender is claiming exemption from United States withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest”, a Form W-8, or any successor form prescribed by the Internal Revenue Service, and a certificate representing that such Lender is not a bank for purposes of Section 881(c) of the Code, is not a 10-percent shareholder (within the meaning of Section 871(h)(3)(B) of the Code) of the U.S. Borrower and is not a controlled foreign corporation related to a U.S. Borrower (within the meaning of Section 864(d)(4) of the Code).

If a payment made to a Lender under this Agreement or any other Loan Document would be subject to United States withholding Tax imposed by FATCA and if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Agent, at the time or times prescribed by law and at such time or times reasonably requested by the Agent, such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Agent as may be necessary for the Agent to comply with its obligations under FATCA, to determine that such Lender has or has not complied with such Lender’s obligations under FATCA and, as necessary, to determine the amount to deduct and withhold from such payment.  Solely for purposes of this Section 7.9(a), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.  Agent shall not be responsible for any Lender’s failure to be in compliance with its obligations under FATCA and Agent shall not be responsible to undertake any such Lender’s obligations.

(b)
For any period with respect to which a U.S. Lender has failed to provide the U.S. Borrower or the U.S. Agent with the appropriate form referred to in Section 7.9(a) (unless such failure is due to a change in treaty, law or regulation occurring after the date on which such form originally was required to be provided), such Lender shall not be entitled to indemnification under Section 7.6 with respect to Taxes imposed by the United States; provided that if a Lender, that is otherwise exempt from or subject to a reduced rate of withholding tax, becomes subject to Taxes because of its failure to deliver a form required hereunder, the applicable Borrower shall take such steps as such Lender shall reasonably request to assist such Lender to recover such Taxes.

imposed by the United States; provided that if a Lender, that is otherwise exempt from or subject to a reduced rate of withholding tax, becomes subject to Taxes because of its failure to deliver a form required hereunder, the applicable Borrower shall take such steps as such Lender shall reasonably request to assist such Lender to recover such Taxes.

7.10	Change in Law; Lending Office

If a Borrower is required to pay additional amounts to or for the account of any Lender pursuant to this Section as a result of a change in law or treaty occurring after such Lender first became a party to this Agreement, then such Lender will, at the Borrower’s request, change the jurisdiction of its applicable lending office if, in the judgment of such Lender, such change (i) will eliminate or reduce any such additional payment which may thereafter accrue and (ii) is not otherwise disadvantageous to such Lender.

ARTICLE VIII – REPRESENTATIONS, WARRANTIES & COVENANTS

8.1	Representations and Warranties

Each Borrower and each Unlimited Guarantor represents and warrants to each of the Agents and each of the Lenders as of the date of this Agreement, all of which representations and warranties shall survive the execution and delivery of this Agreement, that:

(a)
each of the Borrowers and the Guarantors which is a corporation is duly incorporated, validly existing and in good standing in all material respects as a corporation under the laws of its jurisdiction of incorporation and has full corporate power, authority and capacity to own its properties and conduct its business and each of the Borrowers and the Guarantors which are corporations has the full corporate power, authority and capacity to execute, deliver and perform its obligations to be performed under, in the case of each Borrower and each Unlimited Guarantor which are corporations, this Agreement and under the Security provided or to be provided by it, and, in the case of each of the other Guarantors, its guarantee and the Security to be provided by it;

(b)
FSLP is a limited partnership, duly organized and existing under the laws of the State of Delaware and has full power, authority and capacity to execute, deliver and perform its obligations to be performed under this Agreement and under the Security provided or to be provided by it;

(c)
all acts, conditions and things required to be done and performed by each Borrower, or to have occurred prior to the execution, delivery and performance, in the case of each Borrower and each Unlimited Guarantor of this Agreement and the Security provided or to be provided by it and, in the case of each of the other Guarantors, its guarantee and the Security provided or to be provided by it to constitute it a binding obligation of such party enforceable against it in accordance with its terms, have been done and performed, and have occurred in due compliance with all applicable laws;

(d)
the execution, delivery and performance, in the case of each of the Borrowers and each Unlimited Guarantor of this Agreement, any transfer, assignment or assignment and assumption agreement and the Security provided or to be provided by it and, in the case of each of the other Guarantors, its guarantee, any transfer, assignment or assignment and assumption agreement and the Security provided or to be provided by it has been duly authorized by all necessary corporate and other action and does not:

(i)	violate any provision of law or any provision of the articles of incorporation or other instrument of formation of such party, or

(ii)
result in a breach of, a default under, or the creation of any Lien (other than those in favour of the Agents and the Lenders) on the properties and assets of any Borrower or Guarantor, as the case may be, under any material agreement or instrument to which it is a party or by which its properties and assets may be bound or affected;

(e)
this Agreement and any transfer, assignment or assignment and assumption agreement in the case of the Borrowers and each Unlimited Guarantor and the Security provided or to be provided by it and, in the case of each of the other Guarantors, its guarantee, any transfer, assignment or assignment and assumption agreement and the Security provided or to be provided by it constitutes, when executed and delivered, binding, direct obligations of such party, enforceable in accordance with its terms, subject to:

(i)
applicable bankruptcy, insolvency, moratorium, reorganization and other similar laws affecting creditors’ rights generally and statutes limiting creditors’ rights, including the Personal Property Security Act (Ontario);

(ii)	the equitable and statutory powers of the courts of appropriate jurisdiction to stay proceedings before them, to stay the execution of judgments and to award costs;

(iii)	the discretion of such courts as to the granting of the remedies of specific performance and injunction; and

(iv)	the restriction that Canadian courts can only render judgments in Canadian currency;

(f)
other than as disclosed to the Agents and the Lenders in writing prior to the date hereof there is no litigation and there are no legal proceedings pending, or to the best of its knowledge, threatened against any of the Borrowers or any Guarantor or any Affiliate of a Borrower or any Guarantor before any court or administrative agency of any jurisdiction which is likely to affect materially and adversely the financial condition, assets or operations of a Borrower or any Guarantor;

(g)
no event has occurred which constitutes or which, with the giving of notice, the lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which any of the Borrowers or any Guarantor is a party or to which any of their respective properties or assets may be subject which is likely to affect materially and adversely, the financial conditions, assets or operations of a Borrower or any Guarantor;

(h)
other than as disclosed to the Agents and the Lenders in writing prior to the date hereof each of the Borrowers and the Guarantors is not in violation in any material respect of any term of their respective incorporating instruments or by laws, and, to the best of each Borrower’s and each Unlimited Guarantor’s knowledge, none of the Borrowers and the Guarantors is in violation of any material mortgage, franchise, license, judgment, decree, order, statute, rule or regulation which is likely to affect materially and adversely the financial condition, assets or operations of a Borrower or any Guarantor;

(i)
each Borrower and each Guarantor has filed all tax returns which were required to be filed, paid all Taxes (including interest and penalties) which are due and payable by such Borrower or such Guarantor and provided adequate reserves for payment of any Tax the payment of which is being contested;

(j)
each of the Direct Guarantors is a Wholly-Owned Subsidiary of the Canadian Borrower, FS (USA) is a Wholly-Owned Subsidiary of the Canadian Borrower and each of the other Guarantors is a Subsidiary of the Canadian Borrower or a shareholder of a Subsidiary thereof;

(k)	Jay Hennick owns, directly or indirectly, more voting shares of the Canadian Borrower than any other shareholder or group of related or affiliated shareholders of the Canadian Borrower;

(l)	there exists no Default or Event of Default;

(m)
other than as provided under the applicable incorporating or formation statute of any Borrower or any Guarantor, none of the Borrowers nor any Guarantor is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act or the Investment Company Act of 1940 or to any U.S. or Canadian federal, state or provincial statute or regulation limiting its ability to incur indebtedness for money borrowed;

(n)
none of the Borrowers nor any Guarantor is by itself, nor is it by virtue of its being under “common control” with any other Person within the meaning of Section 414 (b) or (c) of the Internal Revenue Code of 1986 (the “Code”), an “employer” within the meaning of Section 3 (5) of the Employee Retirement Income Security Act of 1974 of the United States of America, as amended from time to time (“ERISA”), in respect of any employee pension benefit plan covered by Title IV of ERISA or subject to the minimum funding standards under the Code;

(o)
no part of the proceeds of the Borrowings will be used for any purpose that violates the provisions of any of Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors; none of the Borrowers nor any Guarantor is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System; none of the Borrowers nor any Guarantor owns any such “margin stock”;

(p)
since December 31, 2010, to the best of its knowledge, there has been no material adverse change in the business, operations, properties, prospects or condition (financial or otherwise) of the Canadian Borrower or its Subsidiaries;

(q)
none of the Borrowers nor any Guarantor has received any notice, or has any knowledge, that the operations of a Borrower or any Guarantor are not in compliance in all material respects with all applicable Environmental Laws;

(r)
each Borrower and all its Subsidiaries have valid title to their respective assets and, without limitation, own or possess or are licensed or otherwise have the right to use all material licenses, permits and other governmental approvals and authorizations, patents, trademarks, service marks, trade names, copyrights, franchises, authorizations and other rights that are reasonably necessary for the operations of their respective businesses, without, to the best of the knowledge of the Borrowers and the Unlimited Guarantors, conflict with the rights of any other Person with respect thereto;

(s)	The ordinary course of business of:

(i)	FSLP is limited to holding the shares of FSLLC and making loans to Subsidiaries of the Canadian Borrower and taking security for such loans;

(ii)	FSLLC is limited to making loans to Subsidiaries of the Canadian Borrower and taking security for such loans; and

(iii)
FS USA is limited to the administration of insurance matters for the Canadian Borrower and its Subsidiaries and making loans to Subsidiaries of the Canadian Borrower and taking security for such loans.

(t)	Each of the business(es) acquired by a Borrower or any of its Subsidiaries to the date hereof qualifies as an Eligible Business.

8.2	Positive Covenants

Each Borrower covenants with each of the Agents and with each of the Lenders that so long as there shall remain any Borrowings or any other obligations of or affecting any party to this Agreement:

(a)
it will pay duly and punctually all sums of money due by it under this Agreement at the times and places and in the manner provided for herein and will cause each Guarantor to do likewise under its Guarantee;

(b)
subject to Section 8.3(e), it will maintain, and cause each Subsidiary (other than Excluded Subsidiaries, Immaterial Subsidiaries and Unrestricted Entities) to maintain, its existence, corporate and otherwise, in good standing;

(c)
it will carry on diligently and conduct its business in a proper and efficient manner so as to preserve and protect  its properties, assets and income in a prudent manner consistent with usual industry practice and the preservation of its business and assets, and it will cause its Subsidiaries to do the same in respect of their respective businesses and assets and, in particular, without limiting the foregoing, it will not alter its business plan so as to change materially the nature or scope of business, operations or activities currently carried on by it or its Subsidiaries, without obtaining the prior written consent of the Majority Lenders (which consent shall not be unreasonably withheld);

(d)
it will maintain or cause to be maintained, with responsible and reputable insurers, insurance with respect to its properties, assets and business and the respective properties, assets and businesses of its Subsidiaries against such casualties and contingencies (including public liability) and in such types and in such amounts and with such deductibles and other provisions as are customarily maintained or caused to be maintained by persons engaged in the same or similar businesses in the same territories under similar conditions;

(e)
it will and will cause its Subsidiaries to, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such other acts, agreements, instruments and assurances in law as the Agents or Lenders’ Counsel shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of this Agreement and the Security;

(f)
it will and will cause its Subsidiaries to, do, observe and perform all material matters and things necessary or expedient to be done, observed or performed under the laws of any jurisdiction where it or any of its Subsidiaries carry on business where required for the purpose of carrying on and conducting its business and owning and possessing its properties and assets and, without limitation, it will maintain at all times in full force and effect all material certificates, permits, licenses and other approvals required to operate its and their business' properties and assets; for greater certainty and without in any way limiting the generality of the foregoing:

(i)	each Borrower and each of its Subsidiaries shall be at all times in compliance in all material respects with all applicable Environmental Laws; and

(ii)
each Borrower shall ensure that each of the real properties or premises owned, leased or occupied by it or any of its Subsidiaries is free from contamination by a release, discharge or emission of any Hazardous Material;

(g)
it will promptly pay or cause to be paid all Taxes levied, assessed or imposed upon it and/or its Subsidiaries, and/or  its properties and assets or those of its Subsidiaries or any part thereof and/or upon its income and profits or that of its Subsidiaries, as and when the same shall become due and payable save when and so long as any such Taxes are in good faith contested by it or those of its Subsidiaries as may be affected thereby;

(h)	it will furnish to the Canadian Agent in sufficient quantities to provide 1 copy to each Lender and each Agent:

(i)	as soon as available and in any event within 45 days after the end of each Quarter of each Fiscal Year of the Canadian Borrower:

(A)
the unaudited consolidated financial statements of the Canadian Borrower as of the end of such Quarter to be prepared in accordance with GAAP; provided that delivery of the foregoing, in respect of the fourth Quarter for each Fiscal Year of the Canadian Borrower, may be delivered within 90 days after the end of each such fourth Quarter;

(B)	the unaudited financial statements of the Canadian Borrower prepared on a basis that excludes Unrestricted Entities from the consolidation;

(C)
a certificate accompanying the financial statements required to be delivered in accordance with Section 8.2(h)(i)(A) and (B), in the form set out in Schedule “J” attached (without personal liability) from the president, the chief financial officer or corporate controller of the Canadian Borrower;

(1)
confirming that such financial statements have not been prepared in a manner and do not contain any statement which is inconsistent with  GAAP, subject to audit and year end adjustment and as may be required to exclude Unrestricted Entities from the consolidation;

(2)
containing sufficient information to permit each Lender to determine whether the financial covenants contained in Section 8.4 are being maintained, including any adjustments to Consolidated EBITDA as the result of Normalizing Adjustments;

(3)	certifying that, as of the last day of such Quarter, and, to the best knowledge of such officer, as of the date of such certificate, no Default or Event of Default has occurred and is continuing;

(4)	providing a report on sales or dispositions of assets in excess of an aggregate of US$20,000,000 during such period;

(5)	providing a report on outstanding hedging contracts entered into by the Canadian Borrower and its Subsidiaries and the amounts secured under Secured Hedging Agreements; and

(6)	providing a report on the aggregate initial investment value of all Unrestricted Entities which continue to qualify as Unrestricted Entities as at the end of such period.

(ii)	as soon as practicable and in any event within 90 days after the end of each Fiscal Year of the Canadian Borrower:

(A)
a copy of the audited consolidated financial statements of the Canadian Borrower as of the end of such Fiscal Year, such financial statements of the Canadian Borrower to be prepared in accordance with  GAAP;

(B)	the unaudited financial statements of the Canadian Borrower prepared on a basis that excludes Unrestricted Entities from the consolidation;

(C)
accompanying the audited consolidated financial statements of the Canadian Borrower shall be a report thereon by independent auditors of recognized standing confirming, without qualification, that such financial statements of the Canadian Borrower have been prepared in accordance with GAAP and, copies of such auditors’ recommendations, if any; and

(D)
a certificate accompanying the financial statements required to be delivered in accordance with Section 8.2(h)(ii)(A) and (B) in the form set out in Schedule “J” attached (without personal liability) of the president, chief financial officer or corporate controller of the Canadian Borrower:

(1)
containing sufficient information to permit each Lender to determine whether the financial covenants contained in Section 8.4 are being maintained, including details of any adjustments to Consolidated EBITDA as the result of Normalizing Adjustments,

(2)	containing the information required to determine amounts to be paid under Section 6.5, and

(3)
certifying that as of the last day of such Fiscal Year, and to the best of the knowledge of such officer, as of the date of such certificate, no  Default or Event of Default has occurred and is continuing

(iii)
as soon as possible and in any event within 10 Business Days after any Borrower or any of its Subsidiaries receives (A) notice of the commencement thereof, notice of any actions or proceedings against it or any of its Affiliates or against any of the property of a Borrower or any of its Subsidiaries before any court, governmental agency or arbitrator, which, if determined adversely, would have a material adverse effect on the financial condition or operations of any Borrower or its Subsidiaries, taken as a whole and (B) a copy of any Violation Notice received by a Borrower or any of its Subsidiaries;

(iv)
within 90 days of the beginning of each Fiscal Year of the Canadian Borrower, the Canadian Borrower’s annual business plan and financial projections, including profit and loss statements, cash-flow statements, balance sheets and projected capital expenditures for the Fiscal Year then begun; such business plan and financial projections not to be prepared in a manner nor contain any statement which is inconsistent with GAAP;

(v)
promptly upon request, such other information concerning the financial affairs or operations of any Borrower or any of its Subsidiaries as the Canadian Agent or the U.S. Agent, as the case may be, may reasonably request from time to time including for greater certainty financial statements of the U.S. Borrowers, FSLLC and FSLP and if requested by the Canadian Agent, the EBITDA of each Subsidiary;

(i)
it will permit from time to time to the Canadian Agent and the U.S. Agent or their representatives or advisers access to its premises, assets and records of meetings of directors and/or of shareholders upon reasonable (both as to timing and advance notice) request of such Agent;

(j)
it will give to the Canadian Agent or the U.S. Agent prompt notice of any Event of Default or any event, of which it is aware, which, with the giving of notice and/or the lapse of time or both, would constitute an Event of Default;

(k)
it will ensure that all Intercompany Debt and Security is entered into pursuant to and in accordance with the definition thereof and it will ensure that all Security granted to the Collateral Agent, and/or the Lenders continues to be perfected and preserve the first priority thereof (subject to Permitted Encumbrances). For greater certainty, all Intercompany Debt and Security shall be assigned to the Collateral Agent however the Borrowers shall not be required to deliver any such Intercompany Debt and Security to the Collateral Agent unless the Collateral Agent is instructed to take delivery of such Intercompany Debt and Security by the Majority Lenders;

(l)
it will cause any entity which after the date hereof shall become a Subsidiary of a Borrower (other than Unrestricted Entities and Immaterial Subsidiaries) (such entity, a “New Subsidiary”) to execute and deliver in favour of the Collateral Agent and the Lenders, (x) in the case of a Wholly-Owned Subsidiary (i) the Direct Security together with favourable supporting legal opinions and (ii) the applicable Security Support Documents, and (y) in the case of a Subsidiary which is not a Wholly-Owned Subsidiary, all applicable Security Support Documents, in either case, as soon as reasonably practicable after becoming a Subsidiary and no later than:

(i)	in the case of an Acquisition Entity where the acquisition has been financed, wholly or partially, by way of Borrowings under the Facility, on the date of completion of the acquisition, or

(ii)	in any other case within 10 Business Days following the date of completion of the acquisition or creation of the New Subsidiary, as the case may be;

(m)
it will cause each Subsidiary which becomes a Wholly-Owned Subsidiary (other than Unrestricted Entities) after the date hereof to deliver Direct Security together with favourable supporting legal opinions and applicable Security Support Documents to the Collateral Agent provided that, if a Wholly-Owned Subsidiary ceases to be wholly owned, the Collateral Agent will, upon receipt of applicable Security Support Documents, grant releases and discharges of the Direct Security relating to such Subsidiary;

(n)
notwithstanding any other provision of this Agreement to the contrary, it will ensure that none of the Excluded Subsidiaries will have any significant assets, will carry on any active business whatsoever, no intercompany loans will be made to such Subsidiaries and no assets will be conveyed to such Subsidiaries;

(o)
prior to making an investment in a business (other than Unrestricted Entities) (whether or not the investment is intended to be financed by way of Borrowings under the Facilities) it shall provide the Canadian Agent with a "snapshot" summary description of such investment in form and substance satisfactory to the Canadian Agent and shall include in such summary description confirmation that such entity is an Eligible Business; and

(p)
it shall promptly, and in any event within 10 Business Days of the investment, notify the Canadian Agent of each investment (including by way of intercompany loans or other financial assistance) in any Unrestricted Entity and shall ensure that at all times investments in Unrestricted Entities do not exceed an aggregate initial investment value in excess of US$50,000,000. The Borrowers shall be permitted to remove an entity from its qualification as an Unrestricted Entity at any time by giving written notice to the Canadian Agent and thereafter all provisions hereunder with respect to the Subsidiaries of the Borrower (other than Excluded Subsidiaries, Immaterial Subsidiaries and Unrestricted Entities) shall apply to such entity in the event such entity is a Subsidiary of a Borrower.

8.3	Negative Covenants

Each Borrower covenants with each of the Agents and with each of the Lenders that so long as there shall remain any Borrowings or any other obligations of or affecting any party to this Agreement:

(a)
it will not, without the Majority Lenders’ prior written consent (which consent shall not be unreasonably withheld), sell, transfer or otherwise dispose of its control, direct or indirect, of any of its Subsidiaries (other than

Unrestricted Entities) and it will not, nor will it permit any of its Subsidiaries (other than Unrestricted Entities) to, without the Majority Lenders’ prior written consent, sell, lease, assign, transfer, convey or otherwise dispose of any of its business properties or assets whether now owned or hereafter acquired (including, without limitation, receivables and leasehold interests, patents and intellectual property rights) (in each case a “Disposition”) but excluding:

(i)	inventory disposed of in the ordinary course of business;

(ii)
dispositions or other transfers of assets, including shares in Subsidiaries, among the Borrowers and the Wholly-Owned Subsidiaries (other than Unrestricted Entities), dispositions or other transfers of assets from non-Wholly-Owned Subsidiaries (other than Unrestricted Entities) to the Canadian Borrower and to Wholly-Owned Subsidiaries (other than Unrestricted Entities), dispositions or other transfers of assets from non-Wholly-Owned Subsidiaries (other than Unrestricted Entities) to other non-Wholly-Owned Subsidiaries (other than Unrestricted Entities) and dispositions or other transfers of assets (not exceeding an aggregate collective amount of $10,000,000 tangible (per GAAP) assets during the term of this Agreement) from Borrowers or from Wholly-Owned Subsidiaries (other than Unrestricted Entities) to non-Wholly-Owned Subsidiaries (other than Unrestricted Entities);

(iii)	dispositions of shares in a Subsidiary, including a Wholly-Owned Subsidiary, to existing or new minority shareholders of such Subsidiary in the ordinary course of business;

(iv)	provided no Event of Default has occurred and is continuing, Dispositions which would not after giving effect to such Disposition:

(A)	result in a Default or Event of Default occurring and continuing; or

(B)
(1) result in the aggregate book value of all assets that have been the subject of a Disposition during the period commencing on the immediately preceding Fiscal Year End of the Borrowers and ending on the date of the proposed Disposition, exceeding 15% of Consolidated Total Assets; or (2) result in the aggregate book value of all assets that have been the subject of a Disposition for the period commencing as of December 31, 2011 until the date of the proposed Disposition to exceed 25% of Consolidated Total Assets determined as of the Fiscal Year End of the Borrowers immediately preceding the date of the proposed Disposition; provided that proceeds of Dispositions which are reinvested within 365 days of the date of such Disposition shall be excluded from the calculation of the foregoing percentages, and

(v)	property which is, substantially contemporaneously with the disposition thereof, replaced by property of substantially the same kind or nature and of at least equivalent value;

(b)
it will not, nor will it permit any Subsidiary (other than Unrestricted Entities) to, without the Majority Lenders’ prior written consent, incur any indebtedness of any kind or nature whatsoever (whether in the form of capital leases, sale and leaseback transactions or otherwise) incur any contingent obligations or liabilities, make any advances to or for the benefit of, or guarantee (other than under Permitted VTBS) the indebtedness or liabilities of, or otherwise become liable for, any Person or any business or project of any Person save and except:

(i)	indebtedness, liabilities, obligations and guarantees delivered pursuant to the CMN Domestic Debt and the CMN Foreign Debt;

(ii)	indebtedness of Colliers International (Australia) Limited to HSBC Australia pursuant to the HSBC Australia Facility;

(iii)	trade payables incurred in the ordinary course of business;

(iv)	Secured Hedging Agreements;

(v)	the endorsement of cheques and other negotiable instruments for deposit in the ordinary course of business;

(vi)
advances and accounts between one or more of a Borrower and any of its Subsidiaries which shall be on commercially reasonable terms and provided that such advances and accounts are secured by means of the Intercompany Debt and Security and are assigned to the Collateral Agent and form part of the Security (hereinafter referred to as “Permitted Loans”);

(vii)
indebtedness and contingent obligations or liabilities secured by Permitted Encumbrances or liabilities, indebtedness and obligations which would otherwise constitute Permitted Encumbrances hereunder but for the lack of a lien to secure such liabilities, indebtedness and obligations;

(viii)
unsecured guarantees to a maximum aggregate contingent amount of US$25,000,000 at any one time provided by the Canadian Borrower or a Guarantor on behalf of its Subsidiaries (other than Unrestricted Entities);

(ix)	unsecured guarantees to landlords of its Subsidiaries in the ordinary course of business by a Borrower or a Guarantor;

(x)
the provision of financial assistance (x) by way of loans by Subsidiaries to customers in respect of the upgrade of infrastructure or equipment; (y) by way of loans by a parent entity to employees of a Subsidiary to enable them to buy shares in such Subsidiary, secured by a pledge of such shares; or (z) by way of other loans by a Subsidiary to employees, not exceeding an aggregate collective amount of US$25,000,000 at any time; and

(xi)	secured indebtedness that ranks pari passu with the Liens granted to the Collateral Agent pursuant to the Security and to this Agreement or that is subordinated (pursuant to a subordination agreement on terms and conditions satisfactory to the Majority Lenders) to the Liens granted to the Collateral Agent pursuant to the Security and to this Agreement in either case on terms and pursuant to documentation (including inter-creditor arrangements (to be executed by the Collateral Agent on the Lenders behalf)) acceptable to the Collateral Agent (“Permitted Secured Loans”);

(c)
it will not, and it will not permit any of its Subsidiaries (other than Unrestricted Entities) to, without the Majority Lenders’ prior written consent, incur, create, assume or permit to exist any Lien on any of its or any of its Subsidiaries’ property or assets, whether owned at the date hereof or hereafter acquired other than Permitted Encumbrances;

(d)
it will not without the prior written consent of the Majority Lenders, make or permit any withdrawals or any other payments of money or equivalents thereof whatsoever (including, without limitation, royalties, management fees, etc.) by or to the shareholders of the Canadian Borrower, its Affiliates or any creditors other than the Lenders and it will cause its Subsidiaries to do likewise save and except for:

(i)	the following, in each case provided no Event of Default has occurred and is continuing and no Event of Default will occur as a consequence thereof:

(A)

(1)	the payment of dividends, whether in cash or in specie; and

(2)
normal course distributions to minority shareholders of Subsidiaries of the Borrowers as contemplated in the Canadian Borrower’s annual business plan and within limits approved by the Majority Lenders annually;

(B)	distributions and returns of capital (whether by retirement, redemption, repurchase, cancellation or otherwise) and normal course issuer bids of the Canadian Borrower;

(C)	regularly scheduled payments in respect of Permitted Encumbrances;

(D)	payments upon exercise of the put options under the Shareholders’ Agreements;

(E)	payments upon exercise of the call options under the Shareholders’ Agreements;

(F)	payments on account of retirement, termination, death or disability, redemptions; and

(G)	payments on account of Permitted VTBS.

(ii)	in respect of obligations and liabilities permitted under section 8.3(b).

(iii)	trade debt incurred in the ordinary course of business provided that the Collateral Agent has not declared the Borrowings due and payable in accordance with Section 9.1; and

(iv)	payments on account of the Private Placements and other payments made in accordance with the terms of the Note Purchase Agreements for so long as the Intercreditor Agreement is in effect;

(e)
(i)            it will not, without the Majority Lenders’ prior written consent (which shall not be unreasonably withheld) enter into a merger or consolidation or amalgamation or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution) except mergers, consolidations or amalgamations between the Canadian Borrower and its Subsidiaries;

(ii)
it will not permit any of its Subsidiaries (other than Unrestricted Entities) to, without the Majority Lenders’ prior written consent (which shall not be unreasonably withheld), enter into a merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution) except mergers, consolidations or amalgamations among its Subsidiaries or between the Canadian Borrower and its Subsidiaries unless as the result of such merger, consolidation, amalgamation, liquidation, winding-up or dissolution,

(A)	no Event of Default has occurred and is continuing or will occur as a consequence thereof; and

(B)
any surviving or resulting entity continues to be bound by the obligations of such predecessor entity or entities under this Agreement and under any Security delivered by such predecessor entity or entities,

(f)	it will not, nor will it permit any of its Subsidiaries to, without obtaining the prior written consent of the Majority Lenders:

(i)	make any acquisition of any business other than the acquisition of an Eligible Business;

(ii)	invest in investments and/or provide financial assistance, including, without limitation, to Unrestricted Entities exceeding an aggregate initial investment value of US$50,000,000 at any time; or

(iii)	establish, incorporate, otherwise form, charter or create any new Subsidiary other than in connection with the acquisition of an Eligible Business or other than in the ordinary course of business;

(g)	it will not make, or permit the making of, any change or modification to the call option provisions in the Shareholders' Agreements, without the prior written consent of the Majority Lenders; and

(h)
it will not amend any of the terms, conditions, security and/or covenants applicable to the Note Purchase Agreements or the Permitted Secured Loans such that the lenders under the Private Placements or the Permitted Secured Loans benefit from terms that are more favourable to the lenders under the Private Placements or the Permitted Secured Loans than those provided for hereunder or under the Security unless concurrently with any such amendments to the Note Purchase Agreements or the Permitted Secured Loans equivalent amendments are made to the terms hereof and/or to the Security.

8.4	Financial Covenants

(a)	The Canadian Borrower will, at all times, maintain :

(i)	a Total Debt/Consolidated EBITDA Ratio of not more than 3.5 to 1;

(ii)	on a consolidated and rolling 4 Quarters basis, an Interest Coverage Ratio of greater than 2.0 to 1; and

(iii)	minimum Shareholder’s Equity of :

(A)	100% of the Shareholders Equity of the Canadian Borrower on September 30, 2011, being US$125,651,000; plus

(B)	fifty percent (50%) of the Canadian Borrower’s consolidated cumulative positive annual net income; plus

(C)
one hundred percent (100%) of the consolidated cumulative proceeds from (i) any equity offerings including, without limitation, securities offerings, and (ii) any form of equity injection; provided that the net proceeds of any sale of a debt security that is convertible into or exchangeable for capital stock of the Canadian Borrower, or a debt security that is issued with a warrant or other instrument to purchase capital stock of the Canadian Borrower shall not be required to be added pursuant to this Section 8.4(a) unless and until such debt security is converted into or exchanged for, or such warrant or other instrument is exercised for, capital stock of the Canadian Borrower.

(b)
The Borrowers shall ensure that EBITDA derived specifically through the transaction of business of the Borrowers and their Subsidiaries (other than Unrestricted Entities), in Singapore, in countries which are members of the OECD and/or member countries of the European Union, is at all times no less than 85% of Consolidated EBITDA.

ARTICLE IX – EVENTS OF DEFAULT

9.1	Events of Default

Upon the occurrence of any one or more of the following events (an “Event of Default”):

(a)	the non payment by a Borrower when due, whether by acceleration or otherwise, of any payment of principal due under the Facilities, or otherwise hereunder;

(b)
the non-payment by a Borrower when due (or within 3 Business Days thereafter) whether by acceleration or otherwise, of any payment (other than a payment of principal) due under the Facilities or otherwise hereunder;

(c)

(i)
except as permitted by Section 8.3(e), the commencement of proceedings by a Borrower, any Guarantor or, except as permitted by Section 9.2, any of their Subsidiaries for the dissolution, merger, amalgamation, liquidation or winding up of any of a Borrower or any Guarantor or any of their Subsidiaries or for the suspension of the operations of any of a Borrower or any Guarantor or any of their Subsidiaries;

(ii)
the commencement of proceedings against a Borrower, any Guarantor or any of their Subsidiaries for the dissolution, merger, amalgamation, liquidation, winding-up of any of a Borrower or any Guarantor or any of their Subsidiaries unless such proceedings are being actively and diligently contested by the Borrower, or Guarantor or such Subsidiary, as the case may be, in good faith to the satisfaction of the Majority Lenders;

(d)
a Borrower or any Guarantor or, except as permitted by Section 9.2, any of their Subsidiaries is adjudged or declared bankrupt or insolvent or makes an assignment for the  benefit of creditors, or petitions or applies to any tribunal for the appointment of a receiver, custodian or trustee for a Borrower, any Guarantor or any such Subsidiary or for any substantial part of its property, or commences any proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect relating to or governing debtors or such proceedings are commenced against it (unless, in the case of proceedings commenced against it, such proceedings are  being actively and diligently contested by such Borrower, such Guarantor or such Subsidiary in good faith to the satisfaction of the Majority Lenders), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for a Borrower, any Guarantor or any such Subsidiary or for any substantial part of its property, or suffers the appointment of any receiver, custodian or trustee and any such appointment continues undischarged and in effect for a period of 30 days; provided that during such 30 day period such appointment is being actively and diligently contested by such Borrower or Guarantor or Subsidiary in good faith to the satisfaction of the Majority Lenders and in the case of a Borrower such receiver, custodian or trustee shall not have taken possession of or otherwise enforced its rights over the property in respect of which it has been appointed;

(e)
any material representation or warranty made in this Agreement or any Security by a Borrower, the Unlimited Guarantor, or any of their Subsidiaries or any information furnished in writing to an Agent or Lender by a Borrower, any Guarantor or any such Subsidiary proves to have been incorrect in any material respect when made or furnished save that if any such materially incorrect representation or warranty is capable of being corrected and none of the Agents and the Lenders has been prejudiced by such materially incorrect representation or warranty, then the Borrowers shall have 30 days after written notice to do so by the Collateral Agent to take such action to make the representation or warranty true and correct at such time, in which case such representation or warranty shall be deemed to have been true and correct when originally made or furnished;

(f)
a writ, execution or attachment or similar process is issued or levied against all or a substantial portion of the property of a Borrower, any Guarantor or any of their Subsidiaries in connection with any judgment against a Borrower, any Guarantor or any of their Subsidiaries in any amount which materially affects the assets of a Borrower, any Guarantor or its Subsidiaries, and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within 30 days after its entry, commencement or levy; provided that during such 30 day period such process if being actively and diligently contested by such Borrower or Guarantor or Subsidiary in good faith to the satisfaction of the Majority Lenders;

(g)	the breach or failure by the Borrowers, a Guarantor or any Subsidiary to perform or observe the covenants contained in Sections 8.3(a), 8.3(d), 8.3(e), 8.3(f)(i) or 8.4.

(h)
the breach or failure of due performance by a Borrower or any Guarantor of any covenant or provision of this Agreement, other than those heretofore dealt with in this Section 9.1, which is not remedied by such Borrower, or Guarantor within 10 Business Days, after written notice to do so by the Collateral Agent or any Lender; provided that such breach or failure is capable of being remedied and during such 10 Business Day period the Borrower or Guarantor is proceeding actively and diligently in good faith to remedy such breach or failure to the satisfaction of the Majority Lenders;

(i)
demand by any Person (including, without limitation, any Lender) is made on a Borrower, any Guarantor or any of their Subsidiaries in respect of indebtedness, in an aggregate amount of US$20,000,000 (or the Equivalent Amount thereof in Cdn$) payable on demand by such Borrower, such Guarantor or such Subsidiary and such Borrower, such Guarantor or such Subsidiary has not, when due and payable, made payment of the amount so demanded or contested the validity of such demand in good faith or a Borrower, any Guarantor or any of their Subsidiaries is in default under any term or provision of any agreement, deed, indenture or instrument (other than this Agreement) between such Borrower, such

Guarantor or such Subsidiary as the case may be, and any Person (including, without limitation, any Lender) shall have accelerated or shall have the right to accelerate any indebtedness (including Financial Contract Obligations) in the aggregate amount of US$20,000,000 (or the Equivalent Amount thereof in Cdn.$) of a Borrower, such Guarantor or such Subsidiary, as the case may be;

(j)	an Event of Default (as defined in any Note Purchase Agreements) shall have occurred and be continuing under a Note Purchase Agreement;

(k)	an Event of Default (or similar defined term) shall have occurred and be continuing under a Permitted Secured Loan;

(l)
except as expressly permitted under Section 8.3(e), a Borrower, any Guarantor or any of their Subsidiaries ceases or threatens to cease to carry on all or a substantial part of the business currently carried on by such Borrower, such Guarantor or such Subsidiary; or

(m)
there is any change in ownership of shares of the Canadian Borrower which results in Jay Hennick, his spouse, descendants and ascendants and any entities controlled by any of them or trusts established by, or for the benefit of, any of them, ceasing to own, directly or indirectly, more votes of the Canadian Borrower than any other shareholder or group of related or affiliated shareholders without the prior written consent of the Majority Lenders;

the Collateral Agent shall, if so instructed by the Majority Lenders, by written notice to the Borrowers declare the Borrowings, including accrued interest thereon, and all other indebtedness of the Borrowers to any of the Lenders and/or the Agents in connection with this Agreement to be due and payable, whereupon:

(i)	any right of the Borrowers to any further utilization of the Facilities and any obligations of the Lenders under the Commitments terminates; and

(ii)
all Borrowings and other indebtedness of the Borrowers to any of the Lenders and/or to the Agents in connection with this Agreement are, notwithstanding anything in this Agreement to the contrary, immediately due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrowers and Guarantors, and the Borrowers shall immediately:

(A)
pay to the Canadian Agent and/or the U.S. Agent, as the case may be, the amount so declared to be due and payable (except for the Principal Amount of the Bankers’ Acceptances then issued and outstanding);

(B)
pay to the Canadian Agent, a sum of money in Cdn. $ equal to such amount which the Canadian Agent shall establish as being the amount which if invested in certificates of deposit or similar money market instruments issued by the Canadian Agent will, together with the yield derived from such investments (the sum of such amount and such yield the “Amount”), equal the Principal Amount of all Bankers’ Acceptances then issued and outstanding.  The Canadian Agent shall, promptly upon receipt of the Amount distribute among the Lenders the Amount or the applicable portion thereof for such Bankers’ Acceptances;

(C)
if so requested by the Canadian Agent or the U.S. Agent, as the case may be, pay to such Agent an amount in immediately available funds (which funds shall be held as collateral pursuant to arrangements satisfactory to such Agent) equal to the aggregate amount available for drawing under all Letters of Credit then outstanding; and

provided, however, that upon an Event of Default occurring pursuant to Section 9.1(c) or (d), all Borrowings, including accrued interest thereon, and all other indebtedness of the Borrowers to any of the Lenders and/or the Agents in connection with this Agreement, shall immediately be due and payable without further demand or notice of any kind.

9.2	Bankruptcy Exception

The Events of Default set out in Section 9.1(c)(i) and Section 9.1(d) shall not apply to any case involving a Subsidiary (who is not a Borrower) of the Canadian Borrower, where (a) the events which would otherwise meet the requirements of Section 9.1(c)(i) and/or Section 9.1(d) have only occurred as a result of a reasonable strategic business decision, by the Canadian Borrower or other parent of the applicable Subsidiary, (b) the applicable Subsidiary has a trailing  twelve month average EBITDA of less then US$1,000,000 or whose assets have been valued at less than US$1,000,000 for the same twelve month period prior to such strategic business decision, and (c) no other Default or Event of Default has occurred and is continuing, or would result from taking any such course of action; provided, however, that the foregoing exception to the Events of Default in Sections 9.1(c)(i) and 9.1(d) will only be permitted with respect to any Subsidiary, or group of Subsidiaries of the Canadian Borrower, up to a maximum aggregate amount of US$5,000,000 (in EBITDA and assets) during the term of this Agreement.

9.3	Security

(a)
Upon the occurrence of an Event of Default, the Security held by the Collateral Agent and/or any Lender shall become immediately enforceable and the Majority Lenders may, in their absolute discretion, instruct the Collateral Agent or, in respect of any Security held by any Lender directly, such Lender, to take any and all steps in order to enforce and realize upon the Security, in whole or in part.

(b)
The Borrowers’ obligations and liabilities under this Agreement are in no way affected or diminished in the event of any such enforcement of or realization upon any Security by the Collateral Agent or any such Lender.

9.4	Remedies Not Exclusive

The Borrowers and the Guarantors expressly agree that the rights and remedies of the Agents and the Lenders under this Agreement and the Security are cumulative and in addition to, and not in substitution for, any rights or remedies provided by law; any single or partial exercise by an Agent or any Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement in this Agreement does not affect its or their rights and does not waive, alter, affect, or prejudice any other right or remedy to which an Agent or the Lenders may be lawfully entitled for the same default or breach.  Any waiver by an Agent or any of the Lenders of the strict observance of, performance of or compliance with any term, covenant, condition or agreement of this Agreement, and any indulgence by any Agent or any of the Lenders is not a waiver of that or any subsequent default.

9.5	Set Off

In addition to any rights now or hereafter granted  under applicable law and not by way of limitation of any such rights, each of the Lenders is authorized during an Event of Default which is continuing, without notice to the Borrowers, any Guarantor or to any other Person, any such notice being expressly waived by the Borrowers and each Guarantor, to set off and to appropriate and to apply any and all deposits, matured or unmatured, general or special and any other indebtedness at any time held by or owing by each of the Lenders to or for the credit of or the account of any of the Borrowers or any Guarantor against and on account of the obligations and liabilities of the Borrowers and the Guarantors due and payable to each of the Lenders under this Agreement, including without limitation, all claims of any nature or description arising out of or connected with this Agreement.

ARTICLE X –                                 PAYMENTS

10.1	Payments to Agents/Swingline Lenders

(a)
All payments to be made by the Canadian Borrower in connection with this Agreement shall be made in funds having same day value to the Canadian Agent, for its own account or for the account of the Canadian Lenders, at the Toronto-Dominion Bank, International Centre Toronto, For account:

For Canadian $ - The Toronto-Dominion Bank, SWIFT: TDOMCATTTOR, Favor:  TD Bank Toronto – Corporate Lending, Account No: 0360012301253, Ref: FirstService Corp;

For US $ - Bank of America, New York, SWIFT: BOFAUS3N, Account No: 6550826336, Account with: TD Bank Toronto, SWIFT: TDOMCATTTOR, Favor: TD Bank Toronto – Corporate Lending , Account No: 0360012301447

or at any other office or account designated by the Canadian Agent.  Any such payment shall be made on the date upon which such payment is due, in accordance with the terms hereof, no later than 10:00 a.m.  Any such payment shall be a good discharge to the Canadian Borrower for such payment and, if any such payment is for the account of the Lenders, the Canadian Agent shall hold the amount so paid “in trust” for the Lenders until distributed to them in accordance with this Agreement.

(b)	All payments to be made by the U.S. Borrowers in connection with this Agreement shall be made in funds having same day value to the U.S. Agent, for the account of the U.S. Lenders:

Bank of America, New York, ABA #: 026009593, Account No: 6550653000, Account with: Toronto Dominion (TEXAS) LLC, Ref. FirstService USA / FirstService Delaware

or at any other office or account designated by the U.S. Agent.  Any such payment shall be made on the date upon which such payment is due, in accordance with the terms hereof, no later than 10:00 a.m.  Any such payment shall be a good discharge to the U.S. Borrowers for such payment and, if any such payment is for the account of the U.S. Lenders, the U.S. Agent shall hold the amount so paid “in trust” for the U.S. Lenders until distributed to them in accordance with this Agreement.

(c)
Payments to the Canadian Swingline Lender shall be made directly to the Canadian Swingline Lender as directed by the Canadian Swingline Lender to the Canadian Borrower from time to time and payments to the U.S. Swingline Lender shall be made directly to the U.S. Swingline Lender as directed by the US Swingline Lender to the U.S. Borrowers from time to time.

(d)	Whenever a payment is due on a day which is not a Business Day, the day for payment is the following Business Day.

10.2	Payments by Lenders to Agents

All payments to be made by any Lender to an Agent in connection with Borrowings shall be  made in funds having same day value to such Agent, for the applicable Borrower’s applicable Cdn. $ or U.S. $ account (unless otherwise specified), at the branch, office or account mentioned in or designated under Section 10.1 (a) or (b) and by the time designated therein.

10.3	Payments by Agents to Borrowers

Any payment received by an Agent for the account of a Borrower shall be paid in funds having same day value to such Borrower by such Agent on the date of receipt or, if such date is not a Business Day, on the next Business Day, to the Canadian Borrower’s Operating Accounts or each U.S. Borrower’s Operating Account, as the case may be, at the same branch, or to such other accounts as a Borrower may designate.

10.4	Distribution to Lenders and Application of Payments

(a)
Except as otherwise indicated herein, all payments made to an Agent, Swingline Lender or Issuing Bank by a Borrower for the account of the Lenders in connection herewith shall be distributed the same day by such Person in funds having same day value among the Lenders to the accounts last designated in writing by such Lenders respectively to the Agents pro rata, in accordance with their respective Participations with respect to the Loans, Bankers’ Acceptances or

Letters of Credit in respect of which any such payment is made. In no event shall any Defaulting Lender be entitled to fees held by Agent pursuant to Section 2.5.

(b)	Any amounts so distributed shall be applied by the Lenders in the following order:

(i)	to amounts due pursuant to Articles VII or XI;

(ii)	to amounts due pursuant to Articles XII;

(iii)	to amounts due pursuant to Article IV; and

(iv)	to any other amounts due pursuant to this Agreement.

(c)
For purposes of determining HSBC Canada’s Participation under Section 10.4(a), HSBC Canada shall be entitled to include the US$ Equivalent Amount of the lesser of the actual amounts outstanding under the HSBC Australia Facility and the maximum amount of the HSBC Sponsor Facility.

10.5	No Set Off or Counterclaim

All payments by a Borrower or any Guarantor shall be made free and clear of and without any deduction for or on account of any set off or counterclaim.

10.6	Non Receipt By Agents

Where a sum is to be paid hereunder to an Agent for the account of another party hereto, such Agent shall not be obliged to make the same available to that other party hereto until it has been able to establish that it has actually received such sum, but if it does pay out a sum and it proves to be the case that it had not actually received the sum it paid out, then the party hereto to whom such sum was so made available shall on request ensure that the amount so made available is refunded to such Agent and shall on demand indemnify such Agent against any cost or loss it may have suffered or incurred by reason of its having paid out such sum prior to its having received such sum.

10.7	When Due Date Not Specified

Whenever this Agreement does not provide a date when any amount payable hereunder shall be due and payable such amount shall be due and payable on the 5th Business Day following written notice or demand for payment thereof by an Agent or any Lender save that nothing hereinbefore provided shall in any way affect or alter the rights and remedies available to the Agents and any Lender under Article IX.

10.8	Agents’ Authority to Debit

In respect of all amounts payable by a Borrower under this Agreement, the Borrowers and each Unlimited Guarantor hereby authorize and instruct the Agents, as applicable, to debit, from time to time when such amounts are due and payable, the account or accounts designated pursuant to Section 10.3 and all other accounts of the applicable Borrower or Unlimited Guarantor, whether such accounts are maintained with an Agent or otherwise, for the purpose of satisfying payment thereof.

ARTICLE XI – EXPENSES

11.1	Payment of Expenses

Whether or not an Event of Default exists, the Borrowers shall, jointly and severally:

(a)
pay (i) all reasonable out of pocket expenses of the Agents and the Lenders incurred in the preparation, negotiation, execution and delivery of this Agreement, the Security and all other documents relating hereto including, without limitation, legal fees and out of pocket expenses of Lenders’ Counsel and their agents (but not including separate legal counsel engaged by any particular Lender) and (ii) all other reasonable out-of-pocket expenses of the Agents incurred in connection with the establishment and maintenance of the Facilities including, without limitation, environmental and other consultants’ fees and expenses;

(b)
pay all reasonable out of pocket expenses of the Agents incurred in the amendment or modification of this Agreement  or documents (including waivers or consents) relating thereto at a Borrower’s request (whether or not any such amendment or modification is actually consummated) including without limitation, legal fees and out of pocket expenses of Lenders’ Counsel and their agents;

(c)
pay all reasonable out of pocket expenses of the Agents and the Lenders incurred in the enforcement and preservation of any of their rights under this Agreement or any Security, including, without limitation, legal fees and out of pocket expenses of Lenders’ Counsel or other counsel and their agents; and

(d)	indemnify the Agents and the Lenders from all losses, costs, damages, liabilities and reasonable out-of-pocket expenses:

(i)
incurred by or asserted against any Agent or Lender or any Related Party of an Agent or a Lender (each an "Indemnified Party") by any third party arising out of or in connection with the execution and delivery of this Agreement or any of the other documents related or ancillary thereto or non-performance by the parties hereto of their respective obligations hereunder or thereunder and including any losses, claims, damages, liabilities and related expenses incurred by such Indemnified Party as the result of any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory brought by a third party at any time or brought by a Borrower or a Guarantor or any Related Party of a Borrower or a Guarantor following an Event of Default which is continuing;

(ii)
which any Agent or Lender sustains or incurs (including, without limitation, any loss of profit or expenses any Lender incurs by reason of the liquidation or redeployment of deposits or other funds acquired by such Lender to maintain Borrowings or any interest or other charges payable by such Lender to other lenders of funds borrowed in order to make, to fund or to maintain the Loans or to maintain any amount in default) as a consequence of (I) any prepayment (it being understood that the mandatory repayments to be made pursuant to Section 3.1 do not constitute prepayments), (II) any acceleration of the payment of Borrowings pursuant to Section 9.1 or 17.8 or (III) any default by a Borrower under any of the provisions of this Agreement including, without limitation, a failure to borrow on a Drawdown Date or to issue Bankers’ Acceptances on an Acceptance Date, a failure to pay interest on, or principal amounts of, the Loans on the dates due, the failure to make a payment on the specified date or the failure to make a payment in accordance with this Agreement or any misrepresentation by a Borrower contained in or delivered in writing in connection with this Agreement; and

(iii)
incurred by the Issuing Banks and the Lenders in connection with any and all actions, proceedings, costs, damages, expenses, taxes (other than taxes on overall net income, assets or capital), claims and demands by reason of or arising in any way whatsoever in connection with the opening, establishing or paying of the amounts payable under Letters of Credit issued at the request of a Borrower or arising in connection with any amounts payable by any Issuing Bank or any Lender thereunder;

provided that such indemnity shall not, as to any Indemnified Party, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final judgment to have resulted from the gross negligence or wilful misconduct of such Indemnified Party.

The certificate of an officer or manager of any Agent or any such Lender setting forth the amount of any such losses, damages, expenses and liabilities shall constitute, absent manifest error, prima facie evidence of any such amount and any Agent shall debit, from any Borrower’s accounts, the amount stipulated in the certificate in accordance with Section 10.8. The affected Agent or Lender shall also provide to the affected Borrower a statement setting out the basis for the calculation of such amount.

11.2	Survival

Without prejudice to the survival or termination of any other agreement of the Borrowers under this Agreement, the obligations of the Borrowers under Section 11.1 survive the repayment of all the Borrowings and the termination of the Commitments.

11.3	Environmental Indemnity

(a)
Subject to the limitations in this Section 11.3, the Borrowers agree to and do hereby, jointly and severally, indemnify and save harmless the Indemnified Parties from and against any and all losses, damages, costs and expenses of any and every nature and kind whatsoever which at any time or from time to time may be paid by or incurred by them (without duplication and net of Tax Recoveries by any of the Indemnified Parties) for, with respect to, or as a direct or indirect result of the disposal, refining, generation, manufacture, production, storage, handling, presence, treatment, transfer, release, processing or transportation of any Hazardous Material in, on or under any property of whatsoever nature or kind of a Borrower, or any Subsidiary thereof, or the discharge, emission, spill or disposal from such property into or upon any land, the atmosphere or any watercourse, body of water or wetland of any Hazardous Material where it has been proven that the source of the Hazardous Material is the said property to the extent that such losses, damages, costs and expenses arise out of the relationship between the Indemnified Parties and a Borrower reflected herein including, without limitation:

(i)	the cost of defending and/or counterclaiming or claiming over against third parties in respect of any action or matter referred to above;

(ii)	any cost, liability or damage arising out of any settlement of any action referred to above to which any Indemnified Party is a party; and

(iii)	costs of any cleanup in connection with any matter referred to above.

(b)
In the event that any claim, action, order, suit or proceeding, including, without limiting the generality of the foregoing, any inquiry or investigation (whether formal or informal) is brought or instituted against any Indemnified Party, the Indemnified Party shall promptly notify the Borrowers and the Borrowers shall promptly retain counsel who shall be reasonably satisfactory to the Indemnified Parties to represent the Indemnified Parties in such claim, action, order, suit or proceeding and the Borrowers shall pay all of the reasonable fees and disbursements of such counsel relating to such claim, action, order, suit or proceeding.

(c)
In any such claim, action, order, suit or proceeding, the Indemnified Parties shall have the rights to retain other counsel to act on their behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Parties unless:  (i)  the Borrowers and the Indemnified Parties shall have mutually agreed to the retention of such other counsel; or (ii)  the named parties to any such claim, action, order, suit or proceeding (including any added, third or impleaded parties) include the Borrowers and the Indemnified Parties and representation of all such parties by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences).

(d)
Notwithstanding anything contained in this Section 11.3, none of the Indemnified Parties shall agree to any settlement of any such claim, action, order, suit or proceeding unless the Borrowers shall have consented in writing thereto, and the Borrowers shall not be liable for any settlement of any such claim, action, order, suit or proceeding unless they have consented in writing thereto.  The Borrowers shall be entitled to settle any such claim, action, order, suit or proceeding on any terms it deems appropriate.

(e)	The provisions of this Section 11.3 shall survive the Final Maturity Date and the repayment of all Borrowings hereunder and the satisfaction by the Borrowers of all other obligations hereunder.

(f)
For the purposes of this Section 11.3, “Tax Recoveries” of any Person in respect of a payment or outlay made or incurred by such Person means the Taxes that would be saved or recovered by such Person and the creation or increase of a loss or credit for Tax purposes which may be used to reduce Taxes payable by such Person.

ARTICLE XII – FEES

12.1	Agency Fee

The Borrowers shall pay to the Agents, the agency fees for acting in the capacity of Administration Agents hereunder contained in the agency fee agreement dated as of September 6, 2007 between the Borrowers and the Agents (which arrangement, the Borrowers and Agents hereby agree, remains in full force and effect and continues in connection with this Agreement).

12.2	Miscellaneous

Fees payable by the Canadian Borrower hereunder shall be debited by the Canadian Agent from the Canadian Borrower’s Cdn. $ account designated under Section 10.3 on the fifth Business Day of each Quarter and fees payable by the U.S. Borrowers to the U.S. Agent shall be sent by the U.S. Borrowers by wire transfer to the U.S. Agent’s account designated under Section 10.1(b) on the fifth Business Day of each Quarter.

ARTICLE XIII – THE AGENTS

13.1	Agents

Each Lender hereby appoints each Agent to act as its agent, as specified hereunder, in connection with this Agreement and any matter contemplated hereunder and authorizes irrevocably each Agent for the duration of such appointment to exercise such rights, powers and discretions as are delegated to such Agent pursuant to this Agreement and the Security together with all such rights, powers and discretions as are incidental hereto or thereto.  Each Agent shall have only those duties and responsibilities which are expressly specified in this Agreement and the Security, and it may perform such duties by or through its agents or employees.  This Agreement and the Security shall not place any Agent under any fiduciary duties in respect of any Lender. Each Agent and any other Person to whom an Agent may delegate duties or responsibilities as permitted under Section 13.2 (h) shall enjoy the same benefits, rights and protections as those provided to the Agents under this Article “mutatis mutandis”.

13.2	Agents’ Responsibility

Each Agent may:

(a)	assume, until it is notified in writing or has actual notice or actual knowledge to the contrary, that:

(i)	any representation made by a Borrower or any of its Subsidiaries in or in connection with any of this Agreement, any notice or other document, instrument or certificate is true;

(ii)	no Event of Default has occurred; and

(iii)	each Borrower or a Subsidiary of a Borrower is not in breach of or in default under, its obligations under any of this Agreement or the Security;

and each Agent may also:

(b)
unless such Agent has actual knowledge or actual notice to the contrary, assume that each Lender’s address is that identified with its signature below until it has received from such Lender a  notice designating some other office of such Lender as its address and act upon any such notice until the same is superseded by a further such notice;

(c)	engage and pay for the advice or services of any lawyers, accountants or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained;

(d)
unless such Agent has actual knowledge or actual notice to the contrary, rely as to matters of fact which might reasonably be expected to be within the knowledge of a Borrower or any Subsidiary of a Borrower upon a statement signed by or on behalf of a Borrower or any Subsidiary of a Borrower;

(e)	unless such Agent has actual knowledge or actual notice to the contrary, rely upon any communication or document believed by it to be genuine;

(f)
refrain from exercising any right, power or discretion vested in it under this Agreement or any Security unless and until  instructed by the Majority Lenders as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised;

(g)
refrain from exercising any right, power or discretion vested in it which would or might in its opinion be contrary to any law of any jurisdiction or any directive or otherwise render it liable to any Person, and may do anything which is in its opinion necessary to comply with any such law or directive;

(h)	retain for its own benefit, and without liability to account for, any fee or other sum receivable by it for its own account;

(i)
accept deposits from, lend money to, provide any advisory or other services to or engage in any kind of banking or other business with any party (including any Affiliate thereof) to this Agreement; and

(j)
refrain from acting in accordance with any instructions of the Majority Lenders to begin any legal action or  proceeding arising out of or in connection with any of this Agreement or any Bankers’ Acceptance, or take any steps to enforce or realize upon any Security, until it shall have received such security as it may require (whether by way of payment in advance or otherwise) against all costs, claims, expenses (including legal fees) and liabilities which it will or may expend or incur in complying with such instruction.

13.3	Agents’ Duties

Each Agent shall:

(a)
promptly upon receipt thereof, inform each Lender of the contents of any notice, document, request or other information received by it in its capacity as an Agent hereunder from a Borrower or any Subsidiary of a Borrower;

(b)
promptly notify each Lender of the occurrence of any Event of Default or any Default by a Borrower or a Guarantor in the due performance of its obligations under this Agreement, any Security or any document incidental thereto to which it is expressed to be a party and of which the Agent has actual knowledge or actual notice;

(c)
each time the Borrowers request the prior written consent of the Majority Lenders, use its best efforts to obtain and communicate to the Borrowers the response of the Majority Lenders in a reasonable and timely manner having due regard to the nature and circumstances of the request;

(d)
subject to the foregoing provisions of this Section 13.3 and to Section 13.8, act in accordance with any instructions given to it by the Majority Lenders and, in particular, only take steps to enforce or realize upon Security in accordance with the instructions or delegated authority of the Majority Lenders; and

(e)	if so instructed by the Majority Lenders, refrain from exercising any right, power or discretion vested in it under this Agreement, the Security or any document incidental thereto.

13.4	Protection of Agents

Notwithstanding anything to the contrary expressed or implied herein, each of the Agents shall not:

(a)	be bound to enquire as to:

(i)	whether any representation made by a Borrower, a Guarantor or any of their Subsidiaries in or in connection with this Agreement, the Security or any document incidental thereto is true;

(ii)	the occurrence or otherwise of any Event of Default;

(iii)	the performance by a Borrower, a Guarantor or any of their Subsidiaries of its obligations under any of this Agreement, the Security or any document incidental thereto;

(iv)	any breach of or default by a Borrower, a Guarantor or any of their Subsidiaries of or under its obligations under this Agreement, the Security or any document incidental thereto; or

(v)	the use or application by a Borrower of any of the proceeds of the Facilities;

(b)	be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account;

(c)
be bound to disclose to any Person any information relating to a Borrower or a Guarantor if such disclosure would or might in its opinion constitute a breach of any law or regulation or be otherwise actionable at the suit of any Person; or

(d)
accept any responsibility for the accuracy and/or completeness of any information supplied in connection herewith or for the legality, validity, effectiveness, adequacy or enforceability of this Agreement, any Bankers’ Acceptance or any document incidental hereto or thereto and no Agent shall be under any liability to any Lender as a result of taking or omitting to take any action in relation to this Agreement, any Bankers’ Acceptance, the Security or any document incidental hereto or thereto save in the case of gross negligence or wilful misconduct, and each of the Lenders agrees that it will not assert or seek to assert against any director, officer, employee or agent of any Agent any claim it might have against any of them in respect of the matters referred to in this Section 13.4.

13.5	Indemnification of Agents

Each Lender shall, on demand by an Agent, indemnify such Agent pro rata in accordance with such Lender’s Participation at the time of such demand against any and all costs, claims, reasonable expenses (including legal fees) and liabilities which such Agent may incur (and which have not been reimbursed by a Borrower), otherwise than by reason of its own gross negligence or wilful misconduct, in acting in its capacity as an Agent under this Agreement, any Bankers’ Acceptance, the Security or any document incidental hereto or thereto.

13.6	Termination or Resignation of Agent

(a)
Notwithstanding the appointment of an Agent, the Majority Lenders may (with the consent of the Canadian Borrower prior to an Event of Default and without requiring such consent after the occurrence of an Event of Default which is continuing; such consent not to be unreasonably withheld or delayed), upon giving an Agent 90 days prior written notice to such effect, terminate an Agent’s appointment hereunder.

(b)	An Agent may resign its appointment hereunder at any time without assigning any reason therefor by giving written notice to such effect to each of the other parties hereto.

(c)
In the event of any such termination or resignation, the Majority Lenders shall appoint a successor Agent (with the consent of the Canadian Borrower prior to an Event of Default and without requiring such consent after the occurrence of an Event of Default which is continuing, such consent not to be unreasonably withheld or delayed).  The Canadian Agent or the U.S. Agent, as the case may be, (if it is the Agent being replaced) shall deliver copies of the Accounts to such successor and the retiring Agent shall be discharged from any further obligation hereunder but shall remain entitled to the benefit of the provisions of this Article XIII and the Agent’s successor and each of the other parties hereto shall have the same rights and obligations among themselves as they would have had if such successor originally had been a party hereto as an Agent.

13.7	Rights of an Agent as Lender

With respect to its Commitment and its Participation, and to Bankers’ Acceptances and Letters of Credit, an Agent shall have the same rights and powers under this Agreement and any Bankers’ Acceptances as any other Lender, and it may exercise such rights and powers as though it were not performing the duties and functions delegated to it as an Agent hereunder, and the term “Lender” or any other similar term shall, unless the context otherwise requires, include any Agent in its capacity as a Lender.

13.8	Authorized Waivers, Variations and Omissions

If so authorized in writing by the Majority Lenders, the Collateral Agent may grant waivers, consents, vary the terms of this Agreement and do or omit to do all acts and things in connection herewith or therewith.  Except with the prior written agreement of all the Lenders (excluding Defaulting Lenders but, subject to subsection 14.3(d), including Defaulting Lenders in subsections 13.8(a), (b), (c), and (f) only), nothing in this Section 13.8 shall:

(a)	authorize any decrease in the Acceptance Fee, the Libor Margin, the Letter of Credit Fee, the Prime Rate Margin, the U.S. Base Rate Margin, the U.S. Prime Rate Margin or the Commitment Fees;

(b)	authorize any extension of the date for, or alteration in the amount, currency or mode of calculation or computation of any payment of principal or interest or other amount;

(c)	authorize any increase in the Commitment of a Lender or subject any Lender to any additional obligations hereunder;

(d)	authorize any change in the terms of Article IX;

(e)	authorize any change in the definition of Majority Lenders;

(f)	authorize the release or discharge of a Borrower or a Guarantor; provided however and notwithstanding the foregoing, the Collateral Agent may, without the consent of the Lenders,

(i)
grant partial releases and discharges of the Security in connection with any sale, lease, transfer, assignment, disposition or conveyance by the Canadian Borrower and/or any of its Subsidiaries of properties or assets permitted under Section 8.2(m), Section 8.3(a) or Section 8.3(e); and

(ii)	as may be required as the result of the amendments to the requirements for the delivering of security contemplated in this agreement;

(g)	authorize any amendments to this Section 13.8; or

(h)	require any Lender to fund its Participation with respect to an acquisition of an Acquisition Entity by way of a hostile takeover which may otherwise be agreed to by the Majority Lenders.

13.9	Financial Information Concerning the Borrowers or Guarantors

Subject to Section 13.3 (a), no Agent shall have any duty or responsibility either initially or on a continuing basis to provide any Lender with any credit or other information with respect to the financial condition and affairs of the Borrowers or  Guarantors.

13.10	Knowledge of Financial Situation of Borrowers

Each of the Lenders represents and warrants to the Agents that it has made its own independent investigation of the financial condition and affairs of the Borrowers and each Guarantor in connection with the making and continuation of its Participation in this Agreement and that it has not relied on any information provided to it by any Agent in connection herewith or therewith, and each represents and warrants to the Agents that it shall continue to make its own appraisal of the creditworthiness of the Borrowers and the Guarantors from time to time.

13.11	Legal Proceedings

No Agent shall be obligated to take any legal proceedings against a Borrower or any other Person for the recovery of any amount due under this Agreement or under any Bankers’ Acceptances.  No Lender shall bring legal proceedings  against a Borrower, any Guarantor or Subsidiary hereunder or in connection herewith, or exercise any right arising hereunder or in connection herewith over the property and assets of a Borrower, any Guarantor or any Subsidiary, without the prior written consent of the Majority Lenders.

13.12	Capacity as Agent

In performing its functions and duties under this Agreement, each Agent shall act solely as the agent of the Lenders and shall not assume, and shall not be deemed to have assumed, any obligation as agent or trustee for a Borrower or any other Person.  No Agent shall be under any liability or responsibility of any kind to the Borrowers, the Lenders or to any other Person arising out of or in relation to any failure or delay in performance or breach by any Lender or Lenders or, as the case may be, by the Borrowers, any Guarantor or any other Person (other than such Agent in respect of its own gross negligence or wilful misconduct) pursuant to or in any way in connection with this Agreement.

13.13	Deposits or Loans Respecting the Borrowers

Each Agent and each of the Lenders may accept deposits from, lend money to and generally engage in any kind of banking or other business with the Borrowers or the Guarantors without liability to account to any Agent or any Lender.

ARTICLE XIV – ASSIGNMENTS AND TRANSFERS

14.1	Benefit of Agreement

This Agreement shall be binding upon and enure to the benefit of each party hereto and its successors and permitted assigns.

14.2	Assignments and Transfers by a Borrower or an Unlimited Guarantor

No Borrower nor the Unlimited Guarantor shall be entitled to assign or transfer all or any of its rights, benefits and obligations hereunder.

14.3	Assignments and Transfers by a Lender

(a)	Subject to Section 14.4, any Lender may, at its cost, assign or transfer:

(i)	to an affiliate of such Lender at any time; and

(ii)	with:

(A)	the consent of the Canadian Agent with respect to a Canadian Lender and the U.S. Agent with respect to a U.S. Lender (which consents shall not be unreasonably withheld or delayed); and

(B)	(unless there exists an Event of Default) the consent of the Canadian Borrower (which shall not be unreasonably withheld or delayed)

and upon such terms and conditions as such Lender shall determine, all or any portion of its rights, benefits and/or obligations hereunder in relation to a portion of such Lender’s Commitment of not less than, with respect to the Canadian Facilities, Cdn.$2,500,000 and with respect to the U.S. Facilities, U.S. $2,500,000, to an assignee or a transferee which in the case of assignments by a Canadian Lender is hereinafter referenced to as a “Canadian Assignee” and in the case of assignments by a U.S. Lender, is a Person which can comply with the provisions of Section 7.9(a) of this Agreement and provides evidence thereof satisfactory to the U.S. Borrowers acting reasonably and is in the business of making loans (a “U.S. Assignee”); provided that in the case of an assignment or transfer by a Canadian Lender there is a corresponding assignment or transfer by the related U.S. Lender (which may, in certain circumstances be the same institution) to a U.S. Assignee related to the Canadian Assignee (which may in certain circumstances be the same institution) of an amount which bears the same proportion to the related U.S. Lender’s Commitment as the amount assigned or transferred by the Canadian Lender bears to the Canadian Lender’s Commitment, and vice versa in the case of an assignment or transfer by a U.S. Lender.

(b)
Where obligations of any Lender are so assigned or transferred, the assignee or transferee shall confirm in writing to the Borrowers and the Canadian Agent and the U.S. Agent, as the case may be, prior to such assignment or transfer taking effect, that it shall be bound towards the Borrowers and the Agents by the terms hereof relating to such obligations.  On the assignment and transfer being made and such written confirmation, as aforesaid, being delivered to the Borrowers and such Agent, such Lender shall be relieved of its obligations to the extent of such assignment or transfer thereof and such assignee or transferee shall become a Lender for all purposes of this Agreement and the related documents and transactions provided herein or contemplated thereby to the extent of such assigned or transferred interest on the 5th Business Day following receipt by the Canadian Agent or the U.S. Agent, as applicable, of the confirmation of assignment.

(c)
In connection with any assignment by a Defaulting Lender, such assignment shall be effective only upon payment by the assignee (permitted above) or Defaulting Lender to the Agent of an aggregate amount sufficient, upon distribution (through direct payment, purchases of participations or other compensating actions as the Agent deems appropriate), (a) to satisfy all funding and payment liabilities then owing by the Defaulting Lender hereunder, and (b) to acquire its Participation of all Loans and Letter of Credit obligations.  If an assignment by a Defaulting Lender shall become effective under applicable law for any reason without compliance with the foregoing sentence, then the assignee shall be deemed a Defaulting Lender for all purposes until such compliance occurs.

(d)
If a Lender (a) fails to give its consent to any amendment, waiver or action for which consent of all Lenders was required and Majority Lenders consented, or (b) is a Defaulting Lender, then, in addition to any other rights and remedies that any Person may have, the Agent or Canadian Borrower may, by notice to such Lender within 120 days after such event, require such Lender to assign all of its rights and obligations under the loan documents to one or more eligible assignee, identified in Section 14.3, pursuant to appropriate documentation, within 20 days after the notice.  The Agent is irrevocably appointed as attorney-in-fact to execute any such documentation if the Lender fails to execute it.  Such Lender shall be entitled to receive, in cash, concurrently with such assignment, all amounts owed to it under the loan documents at par, including all principal, interest and fees through the date of assignment (but excluding any prepayment charge).

14.4	Transfer Certificate

If any Lender wishes to assign or transfer all or any of its rights, benefits and obligations hereunder in accordance with Section 14.3, then such assignment or transfer shall be effected by the delivery by such Lender to the Canadian Agent and the U.S. Agent and the Borrowers of a duly completed and executed Transfer Certificate whereupon, to the extent that in such Transfer Certificate the Lenders party thereto seeks to assign or transfer its rights and obligations hereunder:

(a)
the applicable Borrower(s) and such Lender shall each be released from further obligations to the other hereunder, and their respective rights against each other shall be cancelled (such rights and obligations being referred to in this Section 14.4 as “discharged rights and obligations”);

(b)
the applicable Borrower(s) and the Transferee party thereto shall each assume obligations towards and acquire rights in respect of each other which differ from the discharged rights and obligations only insofar as the obligations so assumed and the rights so acquired by the Borrowers are owed to and constituted by claims against such Transferee and not such Lender, so that the Borrowers and the Transferee shall have the same rights and obligations towards each other which they would have acquired had the Transferee been an original party hereto;

(c)
the Agents, the Transferee and the other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the Transferee been an original party hereto with the obligations assumed and the rights acquired by it as a result of such assignment or transfer.

(d)	the amounts payable by any Borrower under this Agreement shall not increase, in respect of withholding on account of taxes, as a result of any such assignment or transfer.

14.5	Notice

The Canadian Agent or the U.S. Agent, as the case may be, shall notify promptly the appropriate parties hereto of the receipt by it of any Transfer Certificate, and shall promptly deliver a copy of such Transfer Certificate to the Borrowers.

14.6	Sub-Participations

Any Lender may, at its own cost, grant one or more sub-participations in all or any portion of its rights, benefits and/or obligations hereunder to third parties, without the consent of the Borrowers, and upon such terms and conditions as such Lender shall determine, provided that, notwithstanding any such sub-participation, such Lender shall remain, in so far as the other parties hereto are concerned, entitled to its rights and benefits hereunder and bound by its obligations hereunder and the Borrowers, the other Lenders and the Agents shall not be obliged to recognize any such third party as having the rights against any of them which it would have if it had been a party hereto, and provided further that in the case of any sub-participation by a Canadian Lender to a Canadian participant (a “Canadian Participant”), there shall be a corresponding sub-participation by the related U.S. Lender (which may in certain circumstances be the same institution) to a U.S. participant (a “U.S. Participant”) related to the Canadian Participant of an amount which has the same proportion to the related U.S. Lender’s Commitment as the amount sub-participated by the Canadian Lender has to the Canadian Lender’s Commitment, and vice versa in the case of sub-participation by a U.S. Lender.  For greater certainty, the Borrowers shall not be obligated to pay, in respect of any rights, benefits and/or obligations in which a Lender has granted one or more such sub-participations, to such Lender or to any sub-participant thereof any amount(s) pursuant to Article VII of this Agreement which is (are) greater than the amount(s), if any, which the Borrowers would otherwise have been obligated to pay in respect of such rights, benefits and/or obligations to such Lender, had such sub-participation(s) not been granted.

Each Lender who has granted a participation to a Participant shall not be required to obtain the consent of such Participant to any amendment, waiver or other modification of any loan documents other than that which forgives principal, interest or fees, reduces the stated interest rate or fees payable with respect to any Loan or Commitment in which such Participant has an interest, postpones the Final Maturity Date or any date fixed for any regularly scheduled payment of principal, interest or fees on such Loan or Commitment, or releases any Borrower, Guarantor or substantial portion of the Collateral.

14.7	Disclosure

Each Lender is hereby authorized by the Borrowers and each Unlimited Guarantor to disclose to any proposed assignee, Transferee or sub-participant information in such Lender’s possession relating to the Borrowers and each Unlimited Guarantor provided that such proposed assignee, transferee or sub-participant shall have executed and delivered to such Lender a written undertaking to keep confidential any such information which is not publicly available.

14.8	Assignment to Federal Reserve Bank

Notwithstanding anything to the contrary provided herein, without seeking or obtaining the consent of any party, any U.S. Lender may at any time assign and transfer all or any portion of its rights under this Agreement and any promissory notes issued to such U.S. Lender hereunder to a Federal Reserve Bank in the United States.  No such assignment shall release such Lender from its obligations hereunder.

ARTICLE XV – GOVERNING LAW,
COURTS AND JUDGMENT CURRENCY

15.1	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

15.2	Courts

Any legal action or proceeding with respect to this Agreement or any Security against a Borrower or the Unlimited Guarantor may be brought in the courts of the Province of Ontario, which courts the parties hereto acknowledge irrevocably to be a convenient forum for the resolution of any such legal action or proceeding.  Each Borrower and each Unlimited Guarantor hereby accepts, for itself and in respect of its assets and revenues, generally and unconditionally the non exclusive jurisdiction of the aforesaid courts.

Each Unlimited Guarantor and each of the U.S. Borrowers hereby irrevocably designates and appoints the Canadian Borrower (the “Process Agent”) at its registered office from time to time and of which the Canadian Agent shall have been notified, which office is currently located at 95 Wellington Street West, Suite 1200, Toronto-Dominion Centre, Toronto, Ontario M5J 2Z9 as the authorized agent of each of the U.S. Borrowers and each Unlimited Guarantor upon which process may be served in any suit or proceeding arising out of or in connection with this Agreement or any Security or other documents relating hereto or thereto which may be instituted in the Province of Ontario and agrees that service of process on the Process Agent together with written notice of such service to such U.S. Borrower or such Unlimited Guarantor by the Person serving the same shall, to the extent permitted by law, be deemed in every respect to be effective service of process on such U.S. Borrower or such Unlimited Guarantor, as the case may be.  Notwithstanding the address noted on the execution pages hereof, process may be served on a Borrower at its registered office.  However, nothing in this Section 15.2 shall affect the right of any Agent or Lender to serve legal process in any other manner permitted by law or affect the right of any Agent or Lender to bring any action or proceeding against a Borrower or the Unlimited Guarantor or their properties in the courts of any other jurisdiction including, without limitation the State of New York.

15.3	Judgment Currency

(a)
If for the purpose of obtaining judgment in any court it is necessary to convert an amount due hereunder in the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applied shall be that at which, in accordance with normal banking procedures, a Lender could purchase, in the Toronto foreign exchange market, the Original Currency with the Second Currency on the date 2 Business Days preceding that on which judgment is given.  Each Borrower and each Unlimited Guarantor agrees that its obligation in respect of any Original Currency due from it to any Lender hereunder shall, notwithstanding any judgment or payment in such other currency, be discharged only to the extent that, on the Business Day following the date such Lender receives payment of any sum so adjudged to be due hereunder in the Second Currency such Lender may, in accordance with normal banking procedures, purchase, in the Toronto foreign exchange market the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased or could have been so purchased is less than the amount originally due in the Original Currency, each Borrower and each Unlimited Guarantor agrees as a separate obligation and notwithstanding any such payment or judgment to indemnify such Lender against such loss.

(b)
The term “rate of exchange” in this Section 15.3 means the spot rate at which the Lender in accordance with normal practices is able on the relevant date to purchase the Original Currency with the Second Currency and includes any premium and costs of exchange payable in connection with such purchase.

ARTICLE XVI – GUARANTORS’ OBLIGATIONS

16.1	Guarantee

(a)

(i)
The Canadian Borrower, as primary obligor and not as a surety merely, hereby unconditionally and irrevocably guarantees to each of the Agents and each of the Lenders the punctual payment when due in accordance with the terms hereof of all obligations, of whatever kind and description, of the U.S. Borrowers and each of them to the Agents and each of the Lenders now or hereafter existing, whether direct or indirect, absolute or contingent, matured or unmatured, secured or unsecured, joint, several or independent pursuant to or arising out of or under this Agreement and the Security; and

(ii)
the Canadian Borrower, as primary obligor and not as surety merely, hereby unconditionally and irrevocably guarantees to each of the Agents and each of the Lenders the payment of any amounts that may be payable by any Lender as the result of the HSBC Sponsor Facility, whether direct or indirect, absolute or contingent, matured or unmatured, secured or unsecured, joint, several or independent

(all such obligations so guaranteed are referred to herein as the “Canadian Borrower’s Guaranteed Obligations”).

(b)	Each Unlimited Guarantor hereby:

(i)	unconditionally and irrevocably guarantees; and

(ii)	is jointly and severally liable and obligated with the Canadian Borrower to each of the Agents and the Lenders for;

(A)
the due and punctual payment of amounts of principal, interest or fees in respect of all Borrowings and all other amounts payable to the Agents or the Lenders by the Canadian Borrower under this Agreement (including for greater certainty, the Guaranteed Obligations), or any portion thereof; and

(B)	all other obligations of the Canadian Borrower to the Agents or the Lenders under this Agreement

(collectively the “Unlimited Guarantors’ Guaranteed Obligations”).

(c)	Without in any way limiting the foregoing, each of the Canadian Borrower and the Unlimited Guarantors hereby unconditionally and irrevocably agrees and covenants with the Agents and the Lenders that:

(i)	the Guaranteed Obligations shall be a guarantee of payment and not merely of collection and shall be a primary obligation of each of the Canadian Borrower and the Unlimited Guarantor.

(ii)	it will pay duly and punctually all its Guaranteed Obligations under the terms of this Agreement;

(iii)
its Guaranteed Obligations shall not be affected by any act, omission or circumstances which but for this provision might operate to release or otherwise exonerate it from such Guaranteed Obligations or limit or reduce or otherwise affect such Guaranteed Obligations including without limitation and whether or not known to it or the Lenders or an Agent:

(A)	any time or indulgence granted to or composition with any Borrower or any other Person;

(B)
the variation, extension, compromise, renewal or release of, or refusal or neglect to perfect or enforce, any terms of this Agreement, the Borrowings, the Security or any rights or remedies against, or security granted by, any Borrower or any other Person; or

(C)
any irregularity or unenforceability of any obligations of any Borrower or any other Person under this Agreement, the Borrowings, any Guaranteed Obligations or any present or future law or order of any government or authority (whether of right or in fact) purporting to reduce or otherwise affect any of such obligations, it being the intent that its Guaranteed Obligations under this Agreement shall remain in full force and this Agreement shall be construed accordingly as if there were no such irregularity, unenforceability, law or order;

(iv)
it waives any right it may have of first requiring any Agent or any Lender, before enforcing its rights against it, to proceed against or claim payment from a Borrower or any other Person or enforce any Security; and

(v)
if any claim is made by an Agent or any Lender against it under this Agreement and is not entirely and irrevocably paid and discharged, it shall not have the right to rank as a creditor in competition with any Agent or any Lender in the bankruptcy, liquidation or dissolution of a Borrower and shall not attempt to do so until payment in full of all indebtedness and liabilities which may be owing by such Borrower to any Agent or Lender under this Agreement and all Borrowings.

(vi)
The Guaranteed Obligations shall survive the repayment thereof and shall be reinstated as to any Guaranteed Obligations incurred prior to the termination hereof if any payment of any Guaranteed Obligation is at any time rescinded or must otherwise be returned as a result of the bankruptcy, insolvency or reorganization of any of the U.S. Borrowers, Canadian Borrower and/or the Unlimited Guarantor, all as though such payment had not been made.

ARTICLE XVII –  MISCELLANEOUS

17.1	Equal Ranking of Lenders

The Lenders, and to the extent necessary the Borrowers, agree that any indebtedness of a Borrower towards any of the Agents and any of the Lenders:

(a)	hereunder (including Banking Services); and

(b)	under Secured Hedging Agreements for so long as such Lender remains a Lender hereunder,

shall be secured by the Security and shall be recoverable by the Agents in accordance with the terms of this Agreement and the Security and all such obligations shall rank equally without preference or distinction with the indebtedness of a Borrower towards any Lender hereunder (including Banking Services) or under any Secured Hedging Agreements.

17.2	Sharing of Information

Each Borrower and the Unlimited Guarantor agree that the Agents and the Lenders may share amongst themselves any information which any of them may possess concerning any Borrower or the Unlimited Guarantor, as the case may be, in respect of a Borrower’s or the Unlimited Guarantor’s undertakings, obligations or indebtedness towards any Lender pursuant to this Agreement as well as any payment received from a Borrower or the Unlimited Guarantor by any Lender pursuant to this Agreement.

17.3	Severability

If any of the provisions of this Agreement, any Article, any Section or any Bankers’ Acceptance shall be unenforceable or invalid in any jurisdiction, the validity and enforceability of such provisions in any other jurisdiction shall not be impaired thereby nor shall the enforceability and validity of any other provisions of this Agreement, any Article, any Section or any Bankers’ Acceptance be impaired thereby.

17.4	Remedies and Waivers

No failure to exercise, and no delay in exercising, on the part of the Agents or the Lenders or any of them, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy.  The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

17.5	Direct Obligation

Notwithstanding any other provision hereof, the Borrowers shall be obligated directly towards the Agents and each of the Lenders in respect of the Participation of each of the Lenders which are made available to such Borrower as well as any other amounts which may be payable by the Borrowers pursuant to or in connection with this Agreement or any Borrowings.  The obligations of each of the Lenders are independent from one another, are not joint and several, and may not be increased, reduced, extinguished or otherwise affected due to the default of another Lender pursuant hereto.  Any default of any party hereto in the performance of its obligations shall not release any of the other parties hereto from the performance of any of its respective obligations.

17.6	Notices

The following provisions shall govern in respect of notices or communications contemplated hereunder:

(a)	unless otherwise stated, each communication to be made hereunder shall be made in writing;

(b)	all communications or notices to be made to:

(i)	any Borrower, shall be made to the Canadian Borrower, as provided in Section 17.6 (c); and

(ii)	an Unlimited Guarantor, shall be made to such Unlimited Guarantor with a copy to the Canadian Borrower, as provided in Section 17.6 (c);

(c)
subject to Section 17.6 (b) and to an Agent’s irrevocable right to deliver communications or notices to the Canadian Borrower’s address specified in Section 15.2, any written communication or document to be made or delivered by one party to another pursuant to this Agreement shall (unless otherwise specified herein or that other party has by notice to the Agent specified another address or facsimile number) be made or delivered to that other Person at the address, facsimile number or email address identified with its signature below and shall in any event be deemed to have been made or delivered or (in the case of any other form of written communication) when left at that address or otherwise received or, as the case may be, 10 days after being deposited in the post first class postage prepaid in an envelope addressed to it at that address, provided that any communication or document to be made or delivered to any Agent shall be effective only when received by such Agent; it is agreed that parties shall not send communications by mail or postal service when there is an actual or likely pending strike or similar disruption of mail or postal services;

(d)
subject to Section 17.6 (b), where any provision of this Agreement specifically contemplates telephone  communication, such communication shall (unless otherwise specified herein or that other party has by written notice to the Agents specified another telephone number) be made to that other party at the telephone number identified with its signature below; each such telephone communication shall be expressed to be for the attention of the officer whose name has been identified with its signature below; and

(e)
each party hereto shall confirm promptly by writing any telephone communication made by it to another party pursuant to this Agreement, however the absence of such confirmation shall not affect the validity of such communication.

17.7	Counterparts

This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

17.8	Calculation/Limit on Rate of Interest

(a)
for purposes of this agreement whenever interest is to be paid on a basis of a year of less than a calendar year (the “calculation period”) the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent, is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the calculation period.

(b)
Notwithstanding any provision contained in this Agreement, the Borrowers shall not be obliged to make any payments of interest or other amounts payable to a Lender hereunder in excess of the amount or rate which would be prohibited by applicable law or would result in the receipt by a Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada) or other applicable law).

(c)
In the event that any such payments are limited or prohibited as provided in Section 17.8 (a), the Lenders shall have no further obligation to make any Borrowings available hereunder and the entire amount of Borrowings then outstanding shall become immediately due and payable.

17.9	No Merger or Novation

All guarantees and Security provided to an Agent and/or the Lenders prior to the date hereof in connection with the Original Credit Agreement, the First Amended and Restated Credit Agreement, the Second Amended and Restated Credit Agreement, the Third Amended and Restated Credit Agreement, the Fourth Amended and Restated Credit Agreement, the Fifth Amended and Restated Credit Agreement or the indebtedness of the Borrowers thereunder remain in full force and effect with respect to this Sixth Amended and Restated Credit Agreement, as amended, modified or supplemented from time to time, there being no novation or merger hereby of the Original Credit Agreement, the First Amended and Restated Credit Agreement, the Second Amended and Restated Credit Agreement, the Third Amended and Restated Credit Agreement the Fourth Amended and Restated Credit Agreement, the Fifth Amended and Restated Credit Agreement such guarantees or the Security.

17.10	USA Patriot Act Notice

Each Lender, as applicable, hereby notifies the Borrowers that pursuant to the requirements of the USA Patriot Act (Title III of Pub.: 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify, and record information that identifies each Borrower, which information includes the name of each Borrower and Guarantor and other information that will allow such Lender to identify each Borrower and Guarantor in accordance with the Patriot Act, and the Borrowers agree to provide such information from time to time to any Lender.

17.11	Canadian Anti-Money Laundering Legislation.

(a)
(a) Each Borrower and Unlimited Guarantor acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders may be required to obtain, verify and record information regarding the Borrowers and Unlimited Guarantors and their respective directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrowers and Unlimited Guarantors, and the transactions contemplated hereby. Each Borrower and Unlimited Guarantor shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or any prospective assignee or participant of a Lender, any Issuing Bank or any Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(b)
If the Agent has ascertained the identity of any Borrower and Unlimited Guarantor or any authorized signatories of the Borrowers and Unlimited Guarantors for the purposes of applicable AML Legislation, then the Agent:

(i)
shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and the Agent within the meaning of the applicable AML Legislation; and

(ii)	shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that neither the Agent has any obligation to ascertain the identity of the Borrowers and Unlimited Guarantors or any authorized signatories of the Borrowers and Unlimited Guarantors on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from any Borrower and Unlimited Guarantor or any such authorized signatory in doing so.

17.12	Precedence

For so long as the Intercreditor Agreement is in full force and effect, in the event that the provisions of the Intercreditor Agreement contradict or are otherwise incapable of being construed in conjunction with the provisions of this Agreement, the provisions of the Intercreditor Agreement shall take precedence over those provisions contained herein.

AS WITNESS the hands of the duly authorized representatives of the parties hereto on the execution pages hereof as of the day and year first before written.

FIRSTSERVICE CORPORATION, as Canadian Borrower

By: /s/ John B. Friedrichsen
Name:         John B. Friedrichsen
Title:           Senior Vice President and
Chief Financial Officer

FIRSTSERVICE DELAWARE, LP, as a U.S. Borrower

By:           FirstService Corporation,
its General Partner

By: /s/ John B. Friedrichsen
Name:     John B. Friedrichsen
Title:       Senior Vice President and
Chief Financial Officer

FIRSTSERVICE (USA), INC., as a U.S. Borrower

By: /s/ John B. Friedrichsen
Name:         John B. Friedrichsen
Title:           Secretary

2156593 ONTARIO LIMITED, as an Unlimited Guarantor

By: /s/ John B. Friedrichsen
Name:         John B. Friedrichsen
Title:           Chief Financial Officer

BRANDPOINT SERVICES, INC., as an Unlimited Guarantor

By: /s/ John B. Friedrichsen
Name:         John B. Friedrichsen
Title:           Authorized Signor

C A MANAGEMENT SERVICES LTD., as an Unlimited Guarantor

By: /s/ John B. Friedrichsen
Name:         John B. Friedrichsen
Title:           Authorized Signor

CONDOMINIUM FIRST MANAGEMENT SERVICES LTD., as an Unlimited Guarantor

By: /s/ John B. Friedrichsen
Name:         John B. Friedrichsen
Title:           Authorized Signor

EQUITY CAPITAL MANAGEMENT & REALTY LTD., as an Unlimited Guarantor

By: /s/ John B. Friedrichsen
Name:         John B. Friedrichsen
Title:           Authorized Signor

FIRSTSERVICE RESIDENTIAL MANAGEMENT CANADA INC., as an Unlimited Guarantor

By: /s/ John B. Friedrichsen
Name:         John B. Friedrichsen
Title:           Director

PILLAR TO POST INC., as an Unlimited Guarantor

By: /s/ John B. Friedrichsen
Name:         John B. Friedrichsen
Title:           Authorized Signor

THE FRANCHISE COMPANY INC., as an Unlimited Guarantor

By: /s/ John B. Friedrichsen
Name:         John B. Friedrichsen
Title:           Assistant Secretary

THE TORONTO-DOMINION BANK, as Collateral Agent

By: /s/ Wayne M. Shiplo
Name:         Wayne M. Shiplo
Title:           Vice President
                    Loan Syndications

THE TORONTO-DOMINION BANK, as Canadian Administration Agent

By: /s/ Wayne M. Shiplo
Name:         Wayne M. Shiplo
Title:           Vice President
                    Loan Syndications

TORONTO-DOMINION (TEXAS) LLC, as U.S. Administration Agent

By: /s/ Bebi Yasin
Name:         Bebi Yasin
Title:           Authorized Signatory

CANADIAN LENDER                                                   COMMITMENT

ROYAL BANK OF CANADA                                      Total Commitments:        US$ 15,000,000
(Pro-rata for all
Canadian Facilities)

Participation for all
Canadian Facilities:        8.5174%

Per:	/s/ Myron Krywetzky
Name: Myron Krywetzky
Tel: 416 842-3781
Fax: 416 842-5321
Email: myron.krywetzky@rbccm.com Address: 4th Floor, South Tower
Royal Bank Plaza P.O. Box 50, 200 Bay Street Toronto, Ontario M5J 2W7

CANADIAN LENDER                                                    COMMITMENT

THE TORONTO-DOMINION                                      Total Commitments:         US$25,000,000
BANK                                                                               (Pro-rata for all
Canadian Facilities)

Participation for all
Canadian Facilities:          14.2857%

Per:	/s/ Matthew Hendel
Name: Matthew Hendel
Tel: 416 308-9381
Fax: 416 944-5164
Email: matthew.hendel@tdsecurities.com
Address: 66 Wellington Street West, 8th Floor TD Tower Toronto, ON M5K 1A2

Per:	/s/ Richard Robarts
Name: Richard Robarts
Tel: 416 307-7900
Fax: 416 308-4481
Email: richard.robarts@tdsecurities.com
Address: 66 Wellington Street West, 10th Floor TD Tower Toronto, Ontario M5K 1A2

CANADIAN LENDER                                                    COMMITMENT

THE BANK OF NOVA SCOTIA                                 Total Commitments:              US$15,000,000
(Pro-rata for all
Canadian Facilities)

Participation for all
Canadian Facilities:              8.5714%

Per:	/s/ Vik Sidhu
Name: Vik Sidhu
Tel: 416 866-7558
Fax: 416 866-2010
Email: vik.sidhu@scotiabank.com
Address: 40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6

Per:	/s/ Steve Holyman
Name: Steve Holyman
Tel: 416 866-6418
Fax: 416 866-2010
Email: steve.holyman@scotiabank.com
Address: 40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6

CANADIAN LENDER                                                       COMMITMENT

JPMORGAN CHASE BANK, N.A.,                                Total Commitments:          US$20,000,000
TORONTO BRANCH                                                       (Pro-rata for all
Canadian Facilities)

Participation for all
Canadian Facilities:          11.4285%

Per:	/s/ Jeffrey Coleman
Name: Jeffrey Coleman
Tel: 416 981-2327
Fax: 416 981-9278
Email: jeffrey.s.coleman@jpmorgan.com
Address: Royal Bank Plaza, South Tower
200 Bay Street, Suite 1800 Toronto, Ontario M5J 2J2

CANADIAN LENDER                                                        COMMITMENT

HSBC BANK CANADA                                                    Total Commitments:      US$17,500,000
(Pro-rata for all
Canadian Facilities)

Participation for all
Canadian Facilities:       10.0000%

Per:	/s/ Richard Lo
Name: Richard Lo
Tel: 416 868-8335
Fax: 416 868-3804
Email: richard.w.lo@hsbc.ca
Address: 70 York Street, 11th Floor
Toronto, ON M5J 1S9

Per:	/s/ Ambar Bansal
Name: Ambar Bansal
Tel: 416 868-8296
Fax: 416 868-3804
Email: ambar.y.bansal@hsbc.ca
Address: 70 York Street, 11th Floor
Toronto, ON M5J 1S9

CANADIAN LENDER                                                         COMMITMENT

BANK OF MONTREAL                                                     Total Commitments:           US$17,500,000
(Pro-rata for all
Canadian Facilities)

Participation for all
Canadian Facilities:            10.0000%

Per:	/s/ Sean Gallaway
Name: Sean Gallaway
Tel: 416 359-6830
Fax: 416 359-7796
Email: sean.gallaway@bmo.com
Address: 1 First Canadian Place
4th Floor Toronto, Ontario M5X 1H3

CANADIAN LENDER                                                       COMMITMENT

BANK OF AMERICA, N.A.,                                             Total Commitments:            US$12,500,000
CANADA BRANCH                                                          (Pro-rata for all
Canadian Facilities)

Participation for all
Canadian Facilities:            7.1428%

Per:	/s/ Andrew Riddell
Name: Andrew Riddell
Tel: 416 369-2808
Fax: 416.369.8148
Email: andrew.riddell@baml.com
Address: 181 Bay Street, Suite 400
4th Floor Toronto, Ontario M5J 2V8

CANADIAN LENDER                                                       COMMITMENT

CANADIAN IMPERIAL                                                    Total Commitments:        US$15,000,000
BANK OF COMMERCE                                                    (Pro-rata for all
Canadian Facilities)

Participation for all
Canadian Facilities:        8.5714%

Per:	/s/ Chint Kulkarni
Name: Chint Kulkarni
Tel: 416 594-8107
Fax: 416 956-3810
Address: 161 Bay Street, 8th Floor
Toronto, ON M5J 2S8

Per:	/s/ Scott Black
Name: Scott Black
Tel: 416 594-8154
Fax: 416 956-3810
Address: 161 Bay Street, 8th Floor
Toronto, ON M5J 2S8

CANADIAN LENDER                                                       COMMITMENT

NATIONAL BANK OF                                                      Total Commitments:          US$15,000,000
CANADA                                                                             (Pro-rata for all
Canadian Facilities)

Participation for all
Canadian Facilities:           8.5714%

Per:	/s/ Manny Deol
Name: Manny Deol
Tel: 416 869-7814
Fax: 416 869-6545
Email: manny.deol@nbfinancial.com
Address: 130 King Street West
32nd Floor Toronto, ON, M5X 1J9

Per:	/s/ Ian Gillespie
Name: Ian Gillespie
Tel: 416 869-6436
Fax: 416 869-6545
Email: ian.gallespie@nbfinancial.com
Address: 130 King Street West
32nd Floor Toronto, ON, M5X 1J9

CANADIAN LENDER                                                       COMMITMENT

U.S. BANK NATIONAL ASSOCIATION                     Total Commitments:                                  US$12,500,000
CANADA BRANCH                                                          (Pro-rata for all Canadian Facilities)

Participation for all
Canadian Facilities:                                  7.1428%

Per:	/s/ Joseph W. Rauhala
Name: Joseph W. Rauhala
Tel: 416 306-3507
Fax:
Email: joseph.rauhala@usbank.com
Address: 120 Adelaide Street West, Suite 2300
Toronto, ON M5H 1T1

CANADIAN LENDER                                                       COMMITMENT

BANKUNITED N.A.                                                            Total Commitments:                         US$10,000,000
(Pro-rata for all
Canadian Facilities)

Participation for all
Canadian Facilities:                          5.7142%

Per:	/s/ Dilian Schulz
Name: Dilian Schulz – Senior Vice President
Tel: 305 569-3541
Fax: 877 208-8066
Email: dschulz@bankunited.com
Address: 7765 NW 148 Street
Miami Lakes, FL 33016

U.S. LENDER

HSBC BANK CANADA	Total Commitments: US$17,500,000
(Pro-rata for all U.S. Facilities)

Participation for all
U.S. Facilities:                  10.0000%

Per:	/s/ Richard Lo
Name: Richard Lo
Tel: 416 868-8335
Fax: 416 868-3804
Email: richard.w.lo@hsbc.ca
Address: 70 York Street, 11th Floor
Toronto, ON M5J 1S9

Per:	/s/ Ambar Bansal
Name: Ambar Bansal
Tel: 416 868-8296
Fax: 416 868-3804
Email: ambar.y.bansal@hsbc.ca
Address: 70 York Street, 11th Floor
Toronto, ON M5J 1S9

U.S. LENDER                                                                      COMMITMENT

BANK OF MONTREAL                                                    Total Commitments:               US$17,500,000
CHICAGO BRANCH                                                         (Pro-rata for all
U.S. Facilities)

Participation for all
U.S. Facilities:                         10.0000%

Per:	/s/ Yacouba Kane
Name: Yacouba Kane
Tel: 312-461-2747
Fax: 312-293-4948
Email: yacouba.kane@bmo.com
Address: 115 South LaSalle Street; 13 West
Chicago, Illinois 60603

U.S. LENDER                                                                        COMMITMENT

ROYAL BANK OF CANADA                                           Total Commitments:           US$15,000,000
(Pro-rata for all U.S.
Facilities)

Participation for all
U.S. Facilities:                      8.5714%

Per:	/s/ Myron Krywetzky
Name: Myron Krywetzky
Tel: 416 842-3781
Fax: 416 842-5321
25 Email: myron.krywetzky@rbccm.com Address: 4th Floor, South Tower
Royal Bank Plaza P.O. Box 50, 200 Bay Street Toronto, Ontario M5J 2W7

U.S. LENDER                                                                      COMMITMENT

TORONTO DOMINION                                                   Total Commitments:               US$25,000,000
(TEXAS) LLC                                                                      (Pro-rata for all U.S.
Facilities)

Participation for all
U.S. Facilities:                         14.2857%

Per:	/s/ Bebi Yasin
Name: Bebi Yasin
Tel: 416-308-7736
Fax: 416-307-3826
Email: bebi.yasin@tdsecurities.com
Address: 77 King St. W. RTT 18th Fl.
Toronto, ON
M5K 1A2

U.S. LENDER                                                                       COMMITMENT

THE BANK OF NOVA SCOTIA                                      Total Commitments:               US$15,000,000
(Pro-rata for all U.S.
Facilities)

Participation for all
U.S. Facilities:                          8.5714%

Per:	/s/ Vik Sidhu
Name: Vik Sidhu
Tel: 416 866-7558
Fax: 416 866-2010
Email: vik.sidhu@scotiabank.com
Address: 40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6

Per:	/s/ Steve Holyman
Name: Steve Holyman
Tel: 416 866-6418
Fax: 416 866-2010
Email: steve.holyman@scotiabank.com
Address: 40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6

U.S. LENDER                                                                       COMMITMENT

JPMORGAN CHASE BANK, N.A.                                  Total Commitments:          US$20,000,000
(Pro-rata for all U.S.
Facilities)

Participation for all
U.S. Facilities:                     11.4285%

Per:	/s/ Jeffrey Coleman
Name: Jeffrey Coleman
Tel: 416 981-2327
Fax: 416 981-9278
Email: jeffrey.s.coleman@jpmorgan.com
Address: Royal Bank Plaza, South Tower
200 Bay Street, Suite 1800 Toronto, Ontario M5J 2J2

U.S. LENDER                                                                       COMMITMENT

BANK OF AMERICA, N.A.,                                              Total Commitments:                US$12,500,000
CANADA BRANCH                                                           (Pro-rata for all
U.S. Facilities)

Participation for all
U.S. Facilities:                           7.1428%

Per:	/s/ Andrew Riddell
Name: Andrew Riddell
Tel: 416.369.2808
Fax: 416.369.8148
Email: andrew.riddell@baml.com
Address: Bank of America 181 Bay Street, Suite 400. Toronto, ON. M5J 2V8

U.S. LENDER                                                                       COMMITMENT

Canadian Imperial Bank of Commerce,                          Total Commitments:           US$15,000,000
New York Agency                                                               (Pro-rata for all
U.S. Facilities)

Participation for all
U.S. Facilities:                      8.5714%

Per:	/s/ Dominic Sorresso
Name: Dominic Sorresso
Tel: 212-856-4133
Fax: 212-856-3991
Address: 425 Lexington Ave. New York, NY 10017

Per:	/s/ Eoin Roche
Name: Eoin Roche
Tel: 212-855-4457
Fax: 212-856-3991
Address: 425 Lexington Ave. New York, NY 10017

U.S. LENDER                                                                       COMMITMENT

NATIONAL BANK OF                                                      Total Commitments:           US$15,000,000
CANADA                                                                              (Pro-rata for all
U.S. Facilities)

Participation for all
U.S. Facilities:                     8.5714%

Per:	/s/ Manny Deol
Name: Manny Deol
Tel: 416 869-7814
Fax: 416 869-6545
Email: manny.deol@nbfinancial.com
Address: 130 King Street West
32nd Floor Toronto, ON, M5X 1J9

Per:	/s/ Ian Gillespie
Name: Ian Gillespie
Tel: 416 869-6436
Fax: 416 869-6545
Email: ian.gallespie@nbfinancial.com
Address: 130 King Street West
32nd Floor Toronto, ON, M5X 1J9

U.S. LENDER                                                                       COMMITMENT

U.S. BANK N.A.                                                                   Total Commitments:              US$12,500,000
(Pro-rata for all
U.S. Facilities)

Participation for all
U.S. Facilities:                         7.1428%

Per:	/s/ James F. Cooper
Name: James F. Cooper
Tel: 213-615-6732
Fax:
Email: james.cooper@usbank.com
Address: 633 W. Fifth Street, 30th Floor
Los Angeles, CA 90071

U.S. LENDER                                                                       COMMITMENT

BANKUNITED N.A.                                                            Total Commitments:              US$10,000,000
(Pro-rata for all
U.S. Facilities)

Participation for all
U.S. Facilities:                         5.7142%

Per:	/s/ Dilian Schulz
Name: Dilian Schulz – Senior Vice President
Tel: 305 569-3541
Fax: 877 208-8066
Email: dschulz@bankunited.com
Address: 7765 NW 148 Street
Miami Lakes, FL 33016

EFFECTIVE DATE ISSUING BANK (CANADA AND U.S.)

THE TORONTO-DOMINION BANK
Per:	/s/ Tim Thomas
Name: Tim Thomas
Tel: 416 307-3869
Fax: 416 944-5164
Email: tim.thomas@tdsecurities.com
Address: 66 Wellington Street West, 8th Floor
TD Tower Toronto, ON M5K 1A2

Per:	/s/ Richard Robarts
Name: Richard Robarts
Tel: 416 307-7900
Fax: 416 308-4481
Email: richard.robarts@tdsecurities.com
Address: 66 Wellington Street West, 10th Floor
TD Tower Toronto, Ontario M5K 1A2

EFFECTIVE DATE ISSUING BANK (U.S.)

JPMORGAN CHASE BANK, N.A.
Per:	/s/ Jeffrey Coleman
Name: Jeffrey Coleman
Tel: 416-981-2327
Fax: 416-981-9278
Email: jeffrey.s.coleman@jpmorgan.com
Address: Royal Bank Plaza, South Tower 200 Bay Street, Suite 1800 Toronto, Ontario M5J 2J2

EFFECTIVE DATE ISSUING BANK (U.S.)

THE TORONTO-DOMINION BANK, NEW YORK BRANCH
Per:	/s/ Robyn Zeller
Name: Robyn Zeller
Tel: 212-827-7770
Fax: 212-827-7232
Email: robyn.zeller@tdsecurities.com
Address: 31 West 52nd Street, 17th Floor New York, New York 10019

SCHEDULE “A” TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

[Intentionally Deleted]

SCHEDULE "B" TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MARCH 1, 2012 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

NET PROCEEDS OF BANKERS' ACCEPTANCES

The Net Proceeds of a Bankers' Acceptance is the amount obtained by applying the following formula:

NET PROCEEDS             =           Principal Amount of the Bankers' Acceptance                          X Price
100

PRICE                                =                           100
1 + ([Reference Bankers' Acceptance Discount Rate]/100) X (Term/365)

The Price is rounded up or down depending on the fourth decimal place.  If such fourth decimal is 5 or more, the third decimal is rounded upwards.  If such fourth decimal is 4 or less, the third decimal is rounded downwards.

EXAMPLE:

Issue of Bankers' Acceptance having the following particulars:

-           Principal Amount of Bankers' Acceptance:  Cdn $1,000,000
-           Reference Bankers' Acceptance Discount Rate:  11.20 per cent
-           Term:  90 days
-           Year:  365 days

PRICE                                =                           100
1 + [11.20/100) x (90/365)]

=           97.3126 rounded up to 97.313

NET PROCEEDS            =           Cdn $1,000,000 X 97.313
 100

                                 =Cdn. $973,130

SCHEDULE "C" TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MARCH 1, 2012 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

LIST OF EXCLUDED SUBSIDIARIES/IMMATERIAL
SUBSIDIARIES/UNRESTRICTED ENTITIES

1	EXCLUDED SUBSIDIARIES

•	R Capital LLC

•	TM Ross Insurance Brokerage, LLC

•	FAS - AHM Utilities, LLC

•	FAS - BOA Utilities, LLC

•	FAS - EMC Utilities, LLC

•	FAS - Litton Utility, LLC

•	FAS - Tenant Access Utilities, LLC

•	FAS - Kazork Utilities, LLC

2	IMMATERIAL SUBSIDIARIES

•	Nil

3	UNRESTRICTED ENTITIES

•	Colliers International UK Plc (formerly known as Colliers CRE PLC)

SCHEDULE "D" TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MARCH 1, 2012 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF DISCOUNT NOTE

Cdn $ ____________________                                                                           Date: _____________________

FOR VALUE RECEIVED, the undersigned unconditionally promises to pay on ______________, 20___, to or to the order of (the “Holder”), the sum of Cdn$ with no interest thereon.

The undersigned hereby waives presentment, protest and notice of every kind and waives any defenses based upon indulgences which may be granted by the Holder to any party liable hereon and any days of grace.

This promissory note evidences a BA Equivalent Loan, as defined in the Credit Agreement, dated as of , 2012, FirstService Corporation, as Canadian Borrower, FirstService (USA), Inc. and FirstService Delaware, LP, as U.S. Borrowers, the wholly owned subsidiaries named on the execution pages thereof, as Unlimited Guarantors, the Banks named on the execution pages thereof, as Lenders, TD Securities, as Sole Lead Arranger and Sole Bookrunner, the Toronto-Dominion Bank, as Collateral Agent, the Toronto Dominion Bank, as Canadian Administrative Agent, and Toronto Dominion (Texas) LLC, as U.S. Administrative Agent (the “Credit Agreement”) and constitutes indebtedness to the Holder arising under the BA Equivalent Loan and constitutes indebtedness under the Credit Agreement.  Payment of this note shall be made at the offices of the Canadian Agent at 95 Wellington Street West, Suite 1200, Toronto-Dominion Centre, Toronto, Ontario M5J 2Z9.  Capitalized terms used and not defined herein have the meanings given to them in the Credit Agreement.

1. [NAME OF CANADIAN BORROWER]

By:  ___________________________

Name:
Title:

SCHEDULE "E" TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MARCH 1, 2012 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF TRANSFER CERTIFICATE

TO:	THE TORONTO-DOMINION BANK, as Canadian Administration Agent

AND TO:	TORONTO DOMINION (TEXAS), LLC, as U.S. Administration Agent

AND TO:	FIRSTSERVICE CORPORATION, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP

WHEREAS FirstService Corporation (the “Canadian Borrower”), FirstService (USA) Inc. and FirstService Delaware, LP (collectively, the “US Borrowers” and together with the Canadian Borrower, the “Borrowers”), the Wholly-Owned Subsidiaries named on the execution pages thereto as Unlimited Guarantors, the banks named on the execution pages thereof as lenders (the "Lenders"), TD Securities as Sole Lead Arranger and Sole Bookrunner, The Toronto-Dominion Bank as the Collateral Agent and Canadian Administration Agent (the "Agent"), and Toronto Dominion (Texas) LLC as U.S. Administration Agent, entered into a Sixth Amended and Restated Credit Agreement dated as of _____________, 2012 (as in effect on the date hereof, the "Credit Agreement") whereby the Lenders agreed to grant the Borrowers (a) the Canadian Revolving Facility including the Canadian Swingline Facility (as both are defined in the Credit Agreement) in an aggregate amount of up to the Cdn.$ Equivalent Amount (as defined in the Credit Agreement) of U.S.$175,000,000 to be made available to the Canadian Borrower by the Canadian Lenders, and (b) the U.S. Revolving Facility including the U.S. Swingline Facility (as both are defined in the Credit Agreement) in an aggregate amount not exceeding U.S.$175,000,000 to be made available to the U.S. Borrowers by the U.S. Lenders;

AND WHEREAS pursuant to and in accordance with Sections 14.3 and 14.4 of the Credit Agreement the undersigned Lender may assign or transfer to, in the case of assignments by a U.S. Lender, a Person which can comply with Section 7.9(a) of the Credit Agreement, otherwise, any other Person, all or any portion of its rights, benefits and/or obligations under the Credit Agreement in relation to a portion of such Lender's Commitment of not less than Cdn. $2,500,000 with respect to the Canadian Facilities and with respect to U.S. Facilities, U.S. $2,500,000; provided that in the case of an assignment or transfer by a Canadian Lender there is a corresponding assignment or transfer by the related U.S. Lender (which may, in certain circumstances be the same institution) to a U.S. Assignee related to the Canadian Assignee (which may in certain circumstances be the same institution) of an amount which bears the same proportion to the related U.S. Lender's Commitment as the amount assigned or transferred by the Canadian Lender bears to the Canadian Lender's Commitment, and vice versa in the case of an assignment or transfer by a U.S. Lender.

AND WHEREAS the undersigned Lender (the "Transferor") wishes to assign and to transfer to ● (the "Transferee") certain of the rights, benefits and obligations of the Transferor under the Credit Agreement specified herein;

NOW THEREFORE in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Transferor and the Transferee agree as follows:

1.	All capitalized terms defined in the Credit Agreement and not otherwise defined herein have the same meaning as in the Credit Agreement.

2.
The Transferor with respect to the [Canadian Facility][U.S. Facility] [Cdn.] [U.S.] $● being the principal amount of outstanding Borrowings made by such Lender as of the date hereof, assigns and transfers to the Transferee [Cdn.] [U.S.] $● and thereby transferring such portion of the rights, benefits and obligations of the Transferor in respect of the principal amount of the Transferor's Commitment (collectively the "Transferred Rights, Benefits and Obligations").

3.
The Transferee, upon payment of the agreed amount therefor to the Transferor in immediately available funds as such parties shall have agreed, accepts the transfer of the Transferred Rights, Benefits and Obligations (the "Transfer") and accepts and assumes the Transferred Rights, Benefits and Obligations (the "Assumption").

4.	Upon the effectiveness of such Transfer, the Transferor's Participation shall be [Cdn.] [U.S.] $● and the Transferee's Participation shall be [Cdn.] [U.S.] $●.

5.	The Transfer and the Assumption are governed by and subject to Sections 14.3 and 14.4 of the Credit Agreement.

6.
The Transferee acknowledges and confirms that it has not relied upon and that the Transferor has not made any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of the Credit Agreement, the Security or any other documentation or information delivered by the Transferor to the Transferee in connection therewith or for the performance thereof by any party thereto or for the financial condition of the Borrowers or the Guarantors.  All representations, warranties and conditions express or implied by law or otherwise are hereby excluded.

7.
The Transferee represents and warrants that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrowers and the Guarantors and has not relied and will not hereafter rely on the Transferor to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrowers or the Guarantors.

8.
Each of the Transferor and the Transferee represents and warrants to the other, that it has the capacity and power to enter into the Transfer and the Assumption in accordance with the terms hereof and to perform its obligations arising therefrom, and all action required to authorize the execution and delivery hereof and the performance of such obligations has been duly taken.

9.	Each of the Transferor and Transferee hereby agree that the Transfer and Assumption, in accordance with the terms hereof, shall be effected and effective five (5) Business Days from the date hereof.

10.	This Transfer Certificate may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

11.	This Transfer Certificate shall be governed by and construed in accordance with the laws of the Province of Ontario, Canada.

DATED this                 day of                ,            .

TRANSFEREE Per: Name: Title:	TRANSFEROR Per: Name: Title:
Per: Name: Title:	Per: Name: Title:

The Canadian Borrower, the Canadian Agent or U.S. Agent, as the case may be, the Canadian Swingline Lender, the U.S. Swingline Lender and the Issuing Banks hereby acknowledge and confirm that [Transferee]                          is an acceptable Transferee in accordance with the applicable provisions of the Credit Agreement and (ii) that the Canadian Borrower and the Canadian Agent or U.S. Agent, as the case may be, the Canadian Swingline Lender, the U.S. Swingline Lender and the Issuing Banks have received an executed copy of this Transfer Certificate.

DATED this               day of                          ,            .

FIRSTSERVICE CORPORATION
Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as Canadian Administration Agent
Per:
Name:
Title:

TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent
Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as Canadian Swingline Lender
Per:
Name:
Title:

JPMORGAN CHASE BANK, N.A., as U.S. Swingline Lender
Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as Issuing Bank
Per:
Name:
Title:

THE TORONTO-DOMINION BANK, NEW YORK BRANCH, as Issuing Bank
Per:
Name:
Title:

JPMORGAN CHASE BANK, N.A., as Issuing Bank
Per:
Name:
Title:

SCHEDULE "F" TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MARCH 1, 2012 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF UNDERTAKING AND POWER OF ATTORNEY

UNDERTAKING AND POWER OF ATTORNEY

TO:
THE TORONTO-DOMINION BANK, as Collateral Agent (the “Collateral Agent”) and Canadian Administration Agent and Toronto Dominion (Texas) LLC as U.S. Administration Agent (collectively, the “Agents”) under the Sixth Amended and Restated Credit Agreement dated as of ___________, 2012 by and among, amongst others, FirstService Corporation, FirstService (USA), Inc. and FirstService Delaware, LP as Borrowers (collectively, the “Borrowers”), the wholly-owned subsidiaries named on the execution pages thereof as Unlimited Guarantors, the banks named on the execution pages thereof as Lenders (the “Lenders”), TD Securities, as Sole Lead Arranger and Sole Bookrunner, and the Agents, as same may be amended, supplemented, revised, restated or replaced from time to time (the “Credit Agreement”).

FROM:	● (the “Subsidiary”).

In consideration of the Lenders providing to the Borrowers the credit facilities contemplated under the Credit Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Subsidiary, the Subsidiary hereby irrevocably undertakes in favour of the Agents to, forthwith upon becoming a Wholly-Owned Subsidiary (as such term is defined in the Credit Agreement) of the Canadian Borrower, whether directly or indirectly, execute and deliver to and in favour of the Collateral Agent for the benefit of the Agents and the Lenders (a) a guarantee guaranteeing the debts and obligations of the Borrowers to the Lenders to the maximum amount permitted by law, and (b) a pledge agreement in favour of the Collateral Agent pledging and delivering its ownership/partnership interests (evidenced by shares/stock or otherwise) in any Subsidiaries (as defined in the Credit Agreement), partnerships, joint-ventures, or any Person (as defined in the Credit Agreement) to the Collateral Agent, (c) an assignment agreement (Re: call option right), if applicable and (d) such further or other documents as may be necessary or appropriate to grant to the Collateral Agent a first ranking security interest in all such ownership, partnership and/or equity interests of the Subsidiary.

For purposes of fulfilling its obligations under this Undertaking the Subsidiary hereby constitutes and appoints the Collateral Agent the true and lawful attorney of the Subsidiary irrevocably with full power of substitution to do, make and execute all such assignments, documents, acts, matters or things with the right to use the name of the Subsidiary whenever and wherever expedient to give effect to this Undertaking. This Undertaking shall be binding upon the Subsidiary’s successors and assigns.

This Undertaking and the interpretation, construction, application and enforcement of this Undertaking, shall be governed by and construed, in all respects, exclusively in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

DATED as of the          day of                          , ____.

●
By:
Authorized Signing Officer I have the authority to bind the Subsidiary.

SCHEDULE "G" TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MARCH 1, 2012 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF CONVERSION NOTICE

TO:                         THE TORONTO-DOMINION BANK, as Canadian Administration Agent or
TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent

FROM:	FIRSTSERVICE CORPORATION, FIRSTSERVICE (USA), INC. or FIRSTSERVICE DELAWARE, LP

DATE:                      ●

1.
This Conversion Notice is delivered to you pursuant to Sections 2.2 and 2.3 of the Sixth Amended and Restated Credit Agreement (as in effect on the date hereof, the "Credit Agreement") dated as of _____________, 2012.  All capitalized terms used in this Conversion Notice shall have the respective meanings set forth in the Credit Agreement.

2.	We hereby request a conversion as follows:

(a)	Date of Conversion:

(b)	Type of Advance to be
converted from:

(c)	Amount of Advance (or
portion thereof) to be converted:

(d)	Type of Advance to be converted into:

(e)	Interest Period of Advance
(or portion thereof)
to be Converted into (if applicable):

3.
The representations and warranties set forth in the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

4.	No event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default with the giving of notice and/or the lapse of time or both.

Yours very truly,

[FIRSTSERVICE CORPORATION] [FIRSTSERVICE (USA), INC.] [FIRSTSERVICE DELAWARE, LP, by its General Partner, FIRSTSERVICE CORPORATION]

By:
Name:
Title:

SCHEDULE "H" TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MARCH 1, 2012 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF DRAWDOWN NOTICE

TO:	THE TORONTO-DOMINION BANK, as Canadian Administration Agent or TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent

FROM:	FIRSTSERVICE CORPORATION, FIRSTSERVICE (USA), INC. or FIRSTSERVICE DELAWARE, LP

DATE:	●

1.
This Drawdown Notice is delivered to you pursuant to Section 2.4 of the Sixth Amended and Restated Credit Agreement (as in effect on the date hereof, the "Credit Agreement") dated as of _____________, 2012.  All capitalized terms used in this Drawdown Notice shall have the respective meanings set forth in the Credit Agreement.

2.	The undersign[s] [ed] hereby request[s] the following Drawdown:

Bankers' Acceptances:
Prime Rate Loan:
U.S. Base Rate Loan:
U.S. Prime Rate Loan:
Libor Loan:

3.
The representations and warranties set forth in the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

4.	No event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default with the giving of notice and/or the lapse of time or both.

Yours very truly, [FIRSTSERVICE CORPORATION] [FIRSTSERVICE (USA), INC.] [FIRSTSERVICE DELAWARE, LP, by its General Partner, FIRSTSERVICE CORPORATION]
Per:
Name:
Title:

SCHEDULE "I" TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MARCH 1, 2012 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

DETAILS OF ISSUE

TO:	FIRSTSERVICE CORPORATION, FIRSTSERVICE (USA), INC. or FIRSTSERVICE DELAWARE, LP

FROM:                     ●

DATE:                      ●

1.	Principal Amount of Bankers'

Acceptances Issued and Maturity Date:

2.	Reference Bankers' Acceptance Discount Rate:

3.	Amount of the Stamping Fee:

4.	Net Proceeds:

5.	Amount of Available Proceeds:

DATED at Toronto this              day of                                  ,                      .

●
Per:
Name:
Title:

SCHEDULE "J" TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MARCH 1, 2012 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF COMPLIANCE CERTIFICATE

TO:	THE TORONTO-DOMINION BANK, as Canadian Agent

Reference is made to the Sixth Amended and Restated Credit Agreement dated as of _____________, 2012, by and among, amongst others, FirstService Corporation (the “Canadian Borrower”), FirstService (USA), Inc. and FirstService Delaware, LP, as borrowers (collectively, the “U.S. Borrowers” and together with the Canadian Borrower, the “Borrowers”), the Wholly-Owned Subsidiaries named on the execution pages thereof, as Unlimited Guarantors, TD Securities as Sole Lead Arranger and Sole Bookrunner, the banks named on the execution pages thereof, as Lenders (the "Lenders"), The Toronto-Dominion Bank, as Collateral Agent and Canadian Administration Agent, and Toronto Dominion (Texas) LLC, as U.S. Administration Agent (as in effect on the date hereof, the "Credit Agreement").  All capitalized terms used herein and not otherwise defined shall have the same meaning ascribed thereto in the Credit Agreement.

I, the undersigned, ●, in my capacity as [Chief Financial Officer or Corporate Controller] of the Canadian Borrower and not personally, after making due enquiry, hereby certify to the Agents and each of the Lenders that the following, to the best of my knowledge, is true and correct as of the date hereof:

1.
The representations and warranties set forth in Section 8.1 of the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

2.	The Borrowers and the Guarantors are each in compliance with all of the covenants and other terms and conditions under the Credit Agreement.

3.	Pursuant to Section 8.2(h)[(i) or (ii)] of the Credit Agreement, enclosed are the following financial statements of the Canadian Borrower for the period ending , 20 (the "Reporting Period"):

[Unaudited consolidated financial statements for the Quarter of Canadian Borrower ended                   , 20      and the unaudited financial statements of the Canadian Borrower for the same Quarter prepared on a basis that excludes Unrestricted Entities from the consolidation.]

OR

[Audited consolidated financial statements for the Fiscal Year of the Canadian Borrower ended                            , 20      and the unaudited financial statements of the Canadian Borrower for the same Fiscal Year prepared on a basis that excludes Unrestricted Entities from the consolidation.]

These statements are all in reasonable detail, fairly presenting the financial position and results of operation of the Canadian Borrower as at the date thereof and for such periods, and have been prepared in accordance with GAAP as of _______________, [subject to audit and year end adjustments and to be included for delivery of Quarterly statements only] applied consistently, subject to such adjustments as may be required to exclude Unrestricted Entities from the consolidation.  I hereby certify that these statements are accurate and correct in all material respects.

All changes to the financial statements affected by changes in GAAP since ___________________ (or the application thereof by the Canadian Borrower) are reflected on the attached Schedule "I" reconciling all line items affected by such changes in GAAP, with reasonable explanation as to the affects of GAAP on each line item.

4.
The following are the financial calculations necessary to determine the Canadian Borrower's compliance with the financial covenants contained in Section 8.4 of the Credit Agreement which are required to be reported as of                                , 200        :

(a)Total Debt/Consolidated EBITDA Ratio	Compliance Yes/No
(b)Interest Coverage Ratio	Compliance Yes/No
(c)Shareholders' Equity	Compliance Yes/No
(d)85% Consolidated EBITDA requirement in Section 8.4(b) of the Credit Agreement	Compliance Yes/No
Attached hereto as Schedule "II" are the details of Normalizing Adjustments to Consolidated EBITDA made in calculating the Total Debt/Consolidated EBITDA Ratio for the Reporting Period.

5.	No Default or Event of Default occurred and is continuing [or: Attached hereto as Schedule "III" are the particulars of a Default or Event of Default which has occurred and is continuing].

6.	Attached hereto as Schedule "IV" is a report on Dispositions made during the Reporting Period.

7.
Attached hereto as Schedule "V" is a report on outstanding Secured Hedging Agreements entered into or guaranteed by the Canadian Borrower and its Subsidiaries and the amounts secured under Secured Hedging Agreements.

8.
Attached hereto as Schedule "VI" is a report on the aggregate initial investment value of all Unrestricted Entities which continue to qualify as Unrestricted Entities as at the end of the Reporting Period.

9.	Based on a Total Debt/Consolidated EBITDA Ratio of , for the Reporting Period the Applicable Margins are:

Acceptance Fee	%
U.S. Base Rate Margin	%
Letter of Credit Fee	%
Libor Margin	%
Prime Rate Margin	%
Commitment Fee	%

CERTIFIED at Toronto, this            day of                       ,              .

[name of officer]

SCHEDULE "I"

Changes in GAAP Applied to the Enclosed Financial Statements

SCHEDULE "II"

Normalizing Adjustments to Consolidated EBITDA

SCHEDULE "III"

Defaults or Events of Default

[to be completed if any Default or Event of Default has occurred or is continuing]

SCHEDULE "IV"

Dispositions

[to be completed if there have been Dispositions made during the Reporting Period]

SCHEDULE "V"

Secured Hedging Agreements

[to be completed to report on outstanding Secured Hedging Agreements entered into and the amounts secured under the Secured Hedging Agreements]

SCHEDULE "VI"

Aggregate investment value of all Unrestricted Entities

SCHEDULE "K" TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MARCH 1, 2012 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORMS OF INTERCOMPANY DEBT AND SECURITY DOCUMENTS

Documents Executed by Subsidiaries Receiving Intercompany Loans
1.	Grid/Modified Grid Promissory Note
2.	Term Promissory Note
3.	General Security Agreement
4.	U.S. Security Agreement
5.	Share/Partnership Interest Pledge Agreement
6.	Assignment Agreement (re: Intercompany Debt & Security)
7.	Assignment Agreement (re: Call Option Right)
Documents Executed by direct 100% held Subsidiaries of Subsidiaries Receiving Intercompany Loans
8.	Guarantee Bond and Assignment and Postponement of Claim (in respect of debt of parent)
9.	U.S. Security Agreement (re: Guarantee Bond and Assignment and Postponement of Claim)
10.	Share/Partnership Interest Pledge Agreement (re: Guarantee Bond and Assignment and Postponement of Claim)
Documents Executed by a Minority Shareholder of Non-Wholly Owned Subsidiaries Receiving Intercompany Loans
11.	Limited Guarantee
12.	Minority Shareholder Share Pledge Agreement

SCHEDULE "L" TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MARCH 1, 2012 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT AND TORONTO DOMINION (TEXAS), LLC, AS U.S. ADMINISTRATION AGENT.

COMMITMENTS
FirstService Corporation
Commitments

	Canadian Facilities					U.S. Facilities
Lenders	Canadian Sponsor Commitment	Canadian Swingline Commitment	Canadian Revolving Facility Commitment	Total Canadian Commitment	%	U.S. Swingline Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment	%	Total Commitments	Total %
The Toronto-Dominion Bank		$10,000,000	$15,000,000	$25,000,000	14.2857%					$25,000,000	7.1428%
Toronto Dominion (Texas) LLC							$25,000,000	$25,000,000	14.2857%	$25,000,000	7.1428%
JPMorgan Chase Bank, N.A., Toronto Branch			$20,000,000	$20,000,000	11.4285%					$20,000,000	5.7142%
JPMorgan Chase Bank, N.A.						$10,000,000	$10,000,000	$20,000,000	11.4285%	$20,000,000	5.7142%
HSBC Bank Canada	$7,500,000		$10,000,000	$17,500,000	10.0000%					$17,500,000	5.0000%
HSBC Bank Canada							$17,500,000	$17,500,000	10.0000%	$17,500,000	5.0000%
Royal Bank of Canada			$15,000,000	$15,000,000	8.5714%					$15,000,000	4.2857%
Royal Bank of Canada							$15,000,000	$15,000,000	8.5714%	$15,000,000	4.2857%
The Bank of Nova Scotia			$15,000,000	$15,000,000	8.5714%					$15,000,000	4.2857%
The Bank of Nova Scotia							$15,000,000	$15,000,000	8.5714%	$15,000,000	4.2857%
Bank of Montreal			$17,500,000	$17,500,000	10.0000%					$17,500,000	5.0000%
Bank of Montreal, Chicago Branch							$17,500,000	$17,500,000	10.0000%	$17,500,000	5.0000%
Bank of America, N.A., Canada Branch			$12,500,000	$12,500,000	7.1428%					$12,500,000	3.5714%
Bank of America, N.A., Canada Branch							$12,500,000	$12,500,000	7.1428%	$12,500,000	3.5714%
Canadian Imperial Bank of Commerce			$15,000,000	$15,000,000	8.5714%					$15,000,000	4.2857%
Canadian Imperial Bank of Commerce, New York Agency							$15,000,000	$15,000,000	8.5714%	$15,000,000	4.2857%
National Bank of Canada			$15,000,000	$15,000,000	8.5714%					$15,000,000	4.2857%
National Bank of Canada							$15,000,000	$15,000,000	8.5714%	$15,000,000	4.2857%
U.S. Bank National Association Canada Branch			$12,500,000	$12,500,000	7.1428%					$12,500,000	3.5714%
U.S. Bank N.A.							$12,500,000	$12,500,000	7.1428%	$12,500,000	3.5714%
BankUnited N.A.			$10,000,000	$10,000,000	5.7142%					$10,000,000	2.8571%
BankUnited N.A.							$10,000,000	$10,000,000	5.7142%	$10,000,000	2.8571%
	$7,500,000	$10,000,000	$157,500,000	$175,000,000	100.00%	$10,000,000	$165,000,000	$175,000,000	100.00%	$350,000,000	100.00%

SCHEDULE "M" TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MARCH 1, 2012 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF UNLIMITED CANADIAN GUARANTOR ADHESION AGREEMENT

UNLIMITED CANADIAN GUARANTOR ADHESION AGREEMENT

(Canadian Guarantors)
("[Corporation Name]")

TO:
TORONTO-DOMINION BANK in its capacity as collateral agent (together with its successors and assigns, the "Collateral Agent") on behalf of itself and the Banks (the "Lenders") named in the execution pages of the Sixth Amended and Restated Credit Agreement dated as of _______________, 2012 by and among, amongst others, The Toronto-Dominion Bank, as Collateral Agent (the "Agent"), The Toronto-Dominion Bank, as Canadian Administrative Agent, Toronto Dominion (Texas) LLC, as U.S. Administration Agent, TD Securities, as Sole Lead Arranger and Sole Bookrunner, FirstService Corporation, as Canadian Borrower ("Canadian Borrower"), FirstService (USA) Inc. and FirstService Delaware, LP, as U.S. Borrowers (collectively with the Canadian Borrower, the "Borrowers"), (said agreement, as same may be amended, modified, supplemented, restated or replaced from time to time, the "Credit Agreement").

WHEREAS, as a condition of the Credit Agreement, the Canadian Borrower caused or must cause each of its Wholly-Owned Subsidiaries (individually, an "Unlimited Guarantor", and collectively, the "Unlimited Guarantors") to execute the Credit Agreement whereby the Unlimited Guarantors guarantee the performance of the Unlimited Guarantor's Guaranteed Obligations, as defined in the Credit Agreement, to the Lenders;

AND WHEREAS, the undersigned is a Wholly-Owned Subsidiary of the Canadian Borrower acquired or formed by the Canadian Borrower subsequent to the effective date of the Credit Agreement and, pursuant to the terms and conditions of the Credit Agreement, is required to execute a counterpart to the Credit Agreement.

NOW THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees as follows:

1.	The undersigned hereby acknowledges that it has recently become a direct or indirect Wholly-Owned Subsidiary of the Canadian Borrower.

2.
In such capacity, the undersigned hereby (i) acknowledges and agrees to be bound by all the terms of the Credit Agreement, (ii) acknowledges having read the Credit Agreement, and (iii) affirms the obligations (including the Unlimited Guarantor's Guaranteed Obligations) imposed on it under the Credit Agreement and in addition, without limitation, the terms of Section 16 thereof.

EXECUTED as of this _____ day of ___________________, 20___.

●
By:
Authorized Signing Officer
I have the authority to bind the Corporation

SCHEDULE "N" TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MARCH 1, 2012 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF OFFICER'S CERTIFICATE RE:  ACQUISITION FACILITY

TO:	THE TORONTO-DOMINION BANK, as Collateral Agent and Canadian Agent

AND TO:	TORONTO DOMINION (TEXAS) LLC, as U.S. Agent

Reference is made to the Sixth Amended and Restated Credit Agreement dated as of ______________, 2012, by and among, amongst others, FirstService Corporation, FirstService (USA), Inc. and FirstService Delaware, LP, as Borrowers (the "Borrowers"), the Wholly-Owned Subsidiaries named on the execution pages thereof, as Unlimited Guarantors, the banks named on the execution pages thereof, as Lenders (the "Lenders"), TD Securities, as Sole Lead Arranger and Sole Bookrunner, The Toronto-Dominion Bank, as Collateral Agent and Canadian Administration Agent, and Toronto Dominion (Texas) LLC, as U.S. Administration Agent (the "Agents") (as in effect on the date hereof, the "Credit Agreement").  All capitalized terms used herein and not otherwise defined shall have the same meaning ascribed thereto in the Credit Agreement.

I, the undersigned, ●, in my capacity as [Chief Financial Officer] of the Canadian Borrower and [● the Chief Financial Officer of each U.S. Borrower] of the U.S. Borrowers, and not personally, after making due enquiry, hereby certify to the Agents and each of the Lenders that the following, to the best of my knowledge, is true and correct as of the date hereof:

1.	The proposed Borrowing on [date] shall be used by the undersigned in financing an acquisition of ● which is an Eligible Business ("Eligible Business").

2.
As the result of the completion of the acquisition of such business, the projected EBITDA derived specifically through the transaction of business by such acquired business in Singapore, in countries which are members of the OECD and/or are member countries of the European Union coupled with the EBITDA derived specifically through the transaction of business by the Canadian Borrower and its Subsidiaries (other than Unrestricted Entities) in Singapore, in countries which are members of the OECD and/or member countries of the European Union, is not less than 85% of Consolidated EBITDA.

3.
It is the opinion of the Canadian Borrower or, where the Canadian Borrower has identified the existence of potentially Hazardous Materials, a third party environmental consultant engaged by the Canadian Borrower of experience and reputation reasonably satisfactory to such Agent that such Eligible Business has been and can continue to be conducted in compliance with any applicable Environmental Laws and that no material adverse change in the earnings of the applicable Acquisition Entity or the Canadian Borrower shall result therefrom.

4.	That no Event of Default or event which with notice or the passage of time or both will become an Event of Default or will occur as a consequence of such acquisition.

5.	Attached as Schedule "I" is a description of the shareholders agreement to be entered into in connection with the acquisition.

6.	Attached as Schedule "II" is a description of the Call Price Formula applicable to the future acquisition of shares of such Acquisition Entity not purchased at the time of such acquisition.

7.
[That the Borrowers have received the consent of the Majority Lenders to the proposed acquisition.][Note – required if Total Debt to Consolidated EBITDA is at 3.25;1 or higher,  determined on a pro forma basis after giving effect to the proposed acquisition.] [That the Total Debt to Consolidated EBITDA is less than 3.25:1, determined on a pro forma basis after giving effect to the proposed acquisition.]

8.	That we have caused [or will cause within 10 Business Days of the completion of the acquisition] the Acquisition Entity to execute and deliver in favour of the Collateral Agent:

(a)	Where such Acquisition Entity is, upon completion of the acquisition, a Wholly-Owned Subsidiary, the Direct Security; or

(b)	Where such Acquisition Entity is not a Wholly-Owned Subsidiary, the Security Support Documents.

9.	All Intercompany Debt and Security has been assigned to the Collateral Agent and is on the premises of the Canadian Borrower.

10.	All Security granted to the Collateral Agent, and/or the Lenders continues to be perfected and preserves the first priority thereof (subject to Permitted Encumbrances).

The undersigned agrees that the proposed Borrowing is conditional upon the Collateral Agent having received confirmation that all conditions set out in Section 8.2 of the Credit Agreement have been satisfied.

CERTIFIED at Toronto, this _____ day of _______________, ______.

FIRSTSERVICE CORPORATION
Per:
Name:
Title: [Chief Financial Officer]

FIRSTSERVICE (USA), INC.
Per:
Name:
Title: [Chief Financial Officer]

FIRSTSERVICE DELAWARE, LP, by its General Partner, FIRSTSERVICE CORPORATION
Per:
Name:
Title: [Chief Financial Officer]

SCHEDULE "I"

Description of Shareholders Agreement

SCHEDULE "II"

Call Price Formula

SCHEDULE "O" TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MARCH 1, 2012 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

PERMITTED ENCUMBRANCES

NIL

SCHEDULE "P" TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MARCH 1, 2012 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF PROMISSORY NOTE

                                  , 2012

US $●

FOR VALUE RECEIVED FirstService (USA), Inc. and FirstService Delaware, LP (collectively, the "Borrowers") hereby jointly and severally promise to pay to the order of ● [name of Lender] (the "Lender") at ● or such other address or to such account as the Lender may direct, in accordance with the terms of the Sixth Amended and Restated Credit Agreement dated as of                                       , 2012 by and among, amongst others, FirstService Corporation, as Canadian Borrower, FirstService (USA), Inc. and FirstService Delaware, LP, as U.S. Borrowers, the Wholly-Owned Subsidiaries named on the execution pages thereof, as Unlimited Guarantors, the banks named on the execution pages thereof, as Lenders, TD Securities, as Sole Lead Arranger and Sole Bookrunner, The Toronto-Dominion Bank, as Collateral Agent and Canadian Administration Agent, and Toronto Dominion (Texas) LLC, as U.S. Administration Agent, as same may be amended, supplemented, revised, restated or replaced from time to time, (the "Credit Agreement"), the lesser of (a) [US $● Lender’s Commitment] or (b) the outstanding amount of Borrowings from time to time made by such Lender to such Borrowers under the U.S. Facilities, such amount as determined by the Lender's Participation, in any case with interest thereon calculated and payable as set out in the Credit Agreement, until the occurrence of an Event of Default when the entire principal amount together with accrued but unpaid interest shall become due and payable in accordance with the terms of the Credit Agreement.

On the Final Maturity Date any amounts then remaining unpaid, including principal and interest, shall be immediately paid by the Borrowers to the Lender without the presentment, notice, demand or observance of any other formality whatsoever.

This Promissory Note is the promissory note referred to in, and issued pursuant to the Credit Agreement and is subject to and governed by the terms and conditions thereof.  Capitalized terms used but not defined herein shall have the meaning set forth in the Credit Agreement.  Reference is made to the Credit Agreement for provisions regarding mandatory and optional payments and prepayments hereof, acceleration of the maturity hereof by the Lender upon the happening of certain stated events, and rates of interest after default.

This Promissory Note is evidence of the indebtedness of the Borrowers under the Credit Agreement, and is secured by the Security and the other agreements and instruments referred to in the Credit Agreement, all as more particularly described and provided therein, and is entitled to the benefits thereof.

The Borrowers hereby waive diligence, demand, presentment, protest and notice of any kind, and assent to extensions of the time of payment, release, surrender or substitution of security, or forbearance or other indulgence, without notice.  The Borrowers agree to pay all amounts of principal, interest, and fees under this Promissory Note without offset, deduction, claim, counterclaim, defense or recoupment, all of which are hereby waived by the Borrowers.

This Promissory Note may not be changed, modified or terminated orally, but only by an agreement in writing signed by the Borrowers or any successor or assign of the Borrowers and the Lender or any holder hereof.

In the event the Lender or any holder hereof shall retain or engage legal counsel to collect, enforce or protect its interests with respect to this Promissory Note, the Borrowers shall pay all of the reasonable costs and expenses of such collection, enforcement or protection, including reasonable legal fees, whether or not suit is instituted.

This Promissory Note shall be governed by and construed in accordance with the laws of the State of Delaware, and shall be binding upon the successors and assigns of the Borrowers and inure to the benefit of the Lender and its successors, endorsees and assigns.  If any term or provision of this Promissory Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

[signature page follows]

FIRSTSERVICE (USA), INC.
Per:
Name:
Title:

FIRSTSERVICE DELAWARE, LP, by its General Partner, FIRSTSERVICE CORPORATION
Per:
Name:
Title: